 As filed with the Securities and Exchange Commission on January 6, 2000

                                                Registration No. 333-93123
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                               ---------------


                            AMENDMENT NO. 1 TO
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     Under
                          THE SECURITIES ACT OF 1933

                               ---------------
                            ALTEON WEBSYSTEMS, INC.
            (Exact name of registrant as specified in its charter)

                               ---------------
       Delaware                     3679                     77-0429769
    (State or other           (Primary Standard            (I.R.S Employer
    jurisdiction of              Industrial            Identification Number)
   incorporation or          Classification Code
     organization)                 Number)
                               ---------------
                            50 Great Oaks Boulevard
                          San Jose, California 95119
                                (408) 360-5500
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                               ---------------
                                Dominic P. Orr
   President, Chief Executive Officer and Chairman of the Board of Directors
                            Alteon WebSystems, Inc.
                            50 Great Oaks Boulevard
                          San Jose, California 95119
                                (408) 360-5500
(Name, address, including zip code, and telephone number, including area code, of agent for service)
                               ---------------
                                  Copies to:

         Eric C. Jensen, Esq.                 Laird H. Simons III, Esq.
       Matthew W. Sonsini, Esq.              Kathy Tallman Schuda, Esq.
          Cooley Godward LLP                    Thomas J. Hall, Esq.
         Five Palo Alto Square                   Fenwick & West LLP
          3000 El Camino Real                   Two Palo Alto Square
          Palo Alto, CA 94306                    Palo Alto, CA 94306
            (650) 843-5000                         (650) 494-0600
                               ---------------
  Approximate date of commencement of proposed sale to the public: As soon as practicable after the Registration Statement becomes effective.
                               ---------------
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. [_]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [_]

                               ---------------
  The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an + +offer to sell these securities and we are not soliciting offers to buy these +
+securities in any state where the offer or sale is not permitted.             +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                Subject to completion dated January 6, 2000

PROSPECTUS

                                5,000,000 Shares
                          [LOGO OF ALTEON WEBSYSTEMS]

                                  Common Stock

--------------------------------------------------------------------------------

  We are offering 1,250,000 shares of common stock and the selling stockholders are offering 3,750,000 shares.

  We will not receive any of the proceeds from the sale of shares being sold by the selling stockholders. Our common stock is quoted on the Nasdaq National Market under the symbol "ATON." On January 4, 2000, the last reported sale price of our common stock on the Nasdaq National Market was $76.50 per share.

    Investing in our shares involves risks. "Risk Factors" begin on page 7.

                                                                  Per
                                                                 Share  Total
                                                                 ----- --------
Public Offering Price........................................... $     $
Underwriting Discount........................................... $     $
Proceeds to Alteon WebSystems................................... $     $
Proceeds to Selling Stockholders................................ $     $

  The selling stockholders have granted the underwriters a 30 day option to purchase up to 750,000 additional shares of common stock solely to cover over-allotments, if any.

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

Lehman Brothers expects to deliver the shares on or about         , 2000.

--------------------------------------------------------------------------------

Lehman Brothers                                               Robertson Stephens

Thomas Weisel Partners LLC
                                                           Dain Rauscher Wessels


       , 2000

  [Description of Inside Front Cover Graphic: Graphic depicts a toy race car. Graphic is captioned "Speed doesn't kill slow kills." The graphic contains our name and logo in the lower right hand corner with the phrase "Web speed for e-business." The graphic also lists Alteon customers.]

  [Description of gatefold graphics: Graphic depicts three interlocking gears entitled "Access," "Worldwide Web" and "Enterprise," respectively, with boxes on the top of each gear representing our products and different users of our products. Caption emerging from one of the boxes representing our products states "Alteon Web Switches Offer high availability and increased performance by balancing Web traffic load across Web servers and other Web data center components including security servers, specialized storage servers and routers." Caption in upper left-hand corner states "Enhancing Web Performance for E-Business/Shifting Gears to Web working." The graphic contains our name and logo in the lower right hand corner with the phrase "Web Speed for e-Business." The graphic also has the following captions:

"WEB HOSTERS
  We help Web hosters serve more customers, simplify operations, reduce expenses and offer new services by improving infrastructure availability, balancing the load across Web servers and controlling traffic flow.

E-COMMERCE COMPANIES
  We help e-commerce companies improve customers' Web experience by enhancing the performance and improving the availability of Web servers and security servers.

ISPs
  We help Internet Service Providers improve performance and reduce telecommunications costs by automatically redirecting Web requests to specialized storage servers or to lower cost network connections.

PORTALS
  We help portals increase page views, improve availability and enhance user Web experience by distributing Web traffic across local and geographically dispersed server groups.

CONTENT PUBLISHERS
  We help content publishers improve content availability by balancing Web traffic load across both local and geographically dispersed server groups.

ENTERPRISES
  We help enterprises keep pace with Web traffic growth and increase the speed of their Web data center infrastructure by balancing the load to security servers and Web servers."

                               TABLE OF CONTENTS

                                      Page
                                      ----
Prospectus Summary...................   4
Risk Factors.........................   7
Use of Proceeds......................  19
Dividend Policy......................  19
Price Range of Common Stock..........  19
Capitalization.......................  20
Dilution.............................  21
Selected Consolidated Financial
 Data................................  22
Management's Discussion and Analysis
 of Financial Condition and Results
 of Operations.......................  24
Business.............................  32

                                       Page
                                       ----
Management...........................   51
Related Party Transactions...........   61
Principal and Selling Stockholders...   63
Description of Capital Stock.........   66
Shares Eligible for Future Sale......   68
Underwriting.........................   70
Legal Matters........................   72
Experts..............................   72
Where You Can Find More Information..   72
Index to Consolidated Financial
 Statements..........................  F-1

                               ----------------

                             ABOUT THIS PROSPECTUS

  You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. This prospectus is not an offer to sell or a solicitation of an offer to buy our common stock in any jurisdiction where it is unlawful. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock. This preliminary prospectus is subject to completion prior to this offering.

  Some of the statements under the captions "Prospectus Summary," "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" and elsewhere in this prospectus are "forward-looking statements." These forward-looking statements include, but are not limited to, statements about our plans, objectives, expectations and intentions and other statements contained in the prospectus that are not historical facts. When used in this prospectus, the words "anticipates," "believes," "continue," "could," "estimates," "expects," "intends," "may," "plans," "seeks," "should" or "will" or the negative of these terms or similar expressions are generally intended to identify forward-looking statements. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including our plans, objectives, expectations and intentions and other factors discussed under "Risk Factors."

   We have filed for federal trademark registration for Alteon and the Alteon logo. Other trademarks and trade names appearing in this prospectus are the property of their holders.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and the consolidated financial statements and notes appearing elsewhere in this prospectus. Unless otherwise indicated, information in this prospectus assumes that the underwriters do not exercise their over-allotment option.

  We are a leading provider of next generation Internet infrastructure solutions that are designed to enable e-businesses to meet the demands resulting from the rapid growth of the Internet. Our Web data center products, which include switches, server adapters and software, are optimized to meet the specific challenges of managing Web traffic and provide the high performance and availability of leading networking infrastructure solutions. We refer to this combination of capabilities as Web-working. Our solutions are designed to increase the performance, availability, scalability, manageability and control of Web servers and Web data center infrastructure. Our solutions are built on a technology core that consists of our Web operating system, or Web OS, a suite of Internet traffic management software, a distributed processing architecture and our family of custom semiconductors, which we refer to as WebICs. Our customers consist of e-commerce companies, Web portals, content publishers, Web hosting companies, Internet service providers, server vendors and enterprises, including the following customers which have purchased at least $100,000 of our products: Concentric Network Corp., DLJdirect, Inc., IBM Corporation, Inktomi Corporation, Intermedia Communications Inc., Sandpiper Networks, Inc. and UUNET Technologies, Inc. We have experienced operating losses in each quarterly and annual period since inception. We incurred a net loss of $12.1 million for the quarter ended September 30, 1999 and had an accumulated deficit of $43.5 million at September 30, 1999.

  According to International Data Corporation, an industry research firm, the number of users of the Internet will increase from 142 million in 1998 to 502 million by the end of 2003. With the emergence of faster access technologies such as digital subscriber line, cable modem and wireless, the speed and flexibility with which users are accessing the Internet are also increasing. Because of the increasing capabilities and accessibility of the Internet, companies are building their business models around the Internet and developing Internet-based mission-critical business applications. These e-businesses rely on the Web to communicate with customers, access and share business information, engage in marketing activities and conduct e-commerce transactions. However, existing Internet traffic management solutions, consisting of traditional switches and routers as well as single function, software-based traffic management devices, generally lack the combination of speed and intelligence required to manage Web traffic efficiently.

  All of our products are designed to enhance the performance of Web data centers for e-businesses. Our products include the ACEdirector and Alteon 180 Series of Web switches, Web OS and our ACEnic server adapters, as well as our Alteon 700 Series of Web switches, which are in customer testing which is expected to continue until at least March 2000. The key benefits of our products include:

  . High-Speed, Web Intelligent Switching. Our Web switches and Web OS combine high performance Fast Ethernet and Gigabit Ethernet connectivity and Web session switching capabilities with a broad set of Web traffic control functions. Our current Web switches are designed to offer Web session management at a rate of approximately 74,000 sessions per second on a Fast Ethernet port, which we believe is the maximum possible session switching rate, or "wire speed," for Fast Ethernet. Web session management rate means the speed at which a traffic management device can process new incoming TCP connections.

  . Rapid and Efficient Scalability. Web OS, our distributed architecture and
    WebICs allow the capacity of our Web switches to be increased rapidly and efficiently simply by adding more ports.

  . System-Level High Availability. Our Web switches monitor the status and performance of each server, server farm and server location and redirect traffic to alternate servers and Web data centers in the event of a system failure or server overload. The Web switches themselves can be set up in a redundant design to provide resilience in the event of a switch failure.

  . Increased Flexibility. Our Web switches are designed to select and direct
    Internet traffic flexibly and transparently, enabling e-businesses to increase infrastructure efficiency.

  . Enhanced Control. Our Alteon 700 Series of Web switches is designed to allow Web data center administrators to allocate and prioritize bandwidth to control resource usage.

  . Cost Effectiveness. Our Web data center infrastructure solutions integrate multiple traffic management functions in a single Web switch, which is intended to allow e-businesses to reduce capital, management and training costs.

  Our objective is to be the leading supplier of Web-working infrastructure solutions. The key elements of our strategy are to:

  . Extend our early market leadership in the Web-working market;

  . Leverage our Web-working technology leadership;

  . Build our relationships with key companies in the Internet marketplace;

  . Increase our penetration of leading e-businesses;

  . Expand our supplier relationships with leading server manufacturers; and

  . Enhance our customer service and support.

  Our principal executive offices are located at 50 Great Oaks Boulevard, San Jose, California 95119. Our telephone number is (408) 360-5500. We were incorporated in Delaware on March 18, 1996. Our Web site address is www.alteonwebsystems.com. Information contained on our Web site does not constitute part of this prospectus.

                            Recent Developments

  For the quarter ended December 31, 1999, our net revenue was $17.1 million, compared to net revenue of $6.6 million for the quarter ended December 31, 1998. Our gross profit for the quarter ended December 31, 1999 was $10.5 million, or 61.6% of net sales, compared to gross profit of $2.9 million, or 44.0% of net sales, for the quarter ended December 31, 1998. Our net loss for the quarter ended December 31, 1999 was $4.0 million, or ($0.11) per share, compared to a net loss of $3.4 million, or ($0.46) per share, for the quarter ended December 31, 1998.

                                  The Offering

 Common stock offered by Alteon WebSystems.......... 1,250,000 shares
 Common stock offered by the Selling Stockholders... 3,750,000 shares
 Common stock to be outstanding after the offering.. 40,384,087 shares
 Use of proceeds.................................... For general corporate purposes. See "Use of
                                                     Proceeds." We will not
                                                     receive any proceeds from
                                                     the shares sold by selling
                                                     stockholders
 Nasdaq National Market symbol...................... "ATON"

  The number of shares of common stock to be outstanding after this offering is based on the number of shares outstanding as of December 31, 1999, and excludes:

  . 6,369,516 shares underlying options outstanding as of December 31, 1999 at a weighted average exercise price of $11.81 per share;

  .  3,159,914 shares available for future grants under our option plan; and

  . 1,500,000 shares available for issuance under our employee stock purchase plan.

                      Summary Consolidated Financial Data

  The following tables summarize our consolidated financial data. The as adjusted column of the consolidated balance sheet data reflects the sale of 1,250,000 shares of our common stock at an assumed public offering price of $76.50 per share, after deducting the estimated underwriting discount and estimated offering expenses payable by us.

                                                                                      Quarter Ended
                           March 18, 1996         Year Ended June 30,                 September 30,
                           (Inception) to   ---------------------------------------  -----------------
                            June 30, 1996      1997           1998           1999     1998      1999
                          -------------------------------  --------------  --------  -------  --------
                               (in thousands, except per share amounts)
Consolidated Statements
 of Operations Data:
Net sales...............      $         --  $         178  $       13,572  $ 26,254  $ 5,127  $ 12,750
Cost of sales...........                --            637           7,893    13,385    2,549     5,447
                              ------------  -------------  --------------  --------  -------  --------
Gross profit (loss).....                --           (459)          5,679    12,869    2,578     7,303
Operating expenses:
  Sales and marketing...                19          1,921           6,485    13,061    2,516     6,820
  Research and
   development..........               176          4,782           8,816    10,004    2,165     3,989
  General and
   administrative.......                98            744           1,505     2,538      492     1,283
  Stock compensation to
   consultants..........                --             --              --        --       --     7,638
                              ------------  -------------  --------------  --------  -------  --------
    Total operating
     expenses...........               293          7,447          16,806    25,603    5,173    19,730
                              ------------  -------------  --------------  --------  -------  --------
Loss from operations....              (293)        (7,906)        (11,127)  (12,734)  (2,595)  (12,427)
Interest income (ex-
 pense), net............                20            122             322       264       65       331
                              ------------  -------------  --------------  --------  -------  --------
Loss before income tax-
 es.....................              (273)        (7,784)        (10,805)  (12,470)  (2,530)  (12,096)
Income taxes............                 1              1               1        73       --        40
                              ------------  -------------  --------------  --------  -------  --------
Net loss................      $       (274) $      (7,785) $      (10,806) $(12,543) $(2,530) $(12,136)
                              ============  =============  ==============  ========  =======  ========
Basic and diluted loss
 per common share.......      $      (0.48) $       (5.15) $        (2.18) $  (1.65) $ (0.39) $  (1.20)
                              ============  =============  ==============  ========  =======  ========
Basic and diluted common
 shares used in
 computation............               569          1,511           4,951     7,610    6,540    10,095
                              ============  =============  ==============  ========  =======  ========
As adjusted basic and
 diluted loss per common
 share..................                                                                      $  (1.07)
                                                                                              ========
Shares used in as
 adjusted basic and
 diluted loss per common
 share..................                                                                        11,345
                                                                                              ========

                                                                September 30,
                                                                    1999
                                                              -----------------
                                                                          As
                                                               Actual  Adjusted
                                                              -------- --------
Consolidated Balance Sheet Data:
Cash and equivalents......................................... $107,103 $197,664
Working capital..............................................  100,121  190,682
Total assets.................................................  122,355  212,916
Long-term obligations, less current portion..................    1,570    1,570
Common stock.................................................  153,220  243,781
Total stockholders' equity...................................  103,360  193,921

                                  RISK FACTORS

  An investment in our common stock is risky. You should carefully consider the following risks, as well as the other information contained in this prospectus. If any of the following risks actually occurs, our business could be harmed. In that case, the trading price of our common stock could decline, and you might lose all or part of your investment. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties not presently known to us, or that we currently see as immaterial, may also harm our business.

Because our limited operating history makes it difficult to evaluate our business, our future financial performance may disappoint securities analysts or investors and result in a decline in our common stock price.

  We were founded on March 18, 1996 and have a limited operating history, which makes an evaluation of our current business and prospects difficult. Due to our limited operating history, it will be difficult to accurately predict our future revenue or results of operations. This may result in one or more future quarters where our financial results may fall below expectations of analysts and investors. As a result, the price of our common stock may decline. In addition, because of our limited operating history, we have a limited insight into trends that may emerge in our market and affect our business. The revenue and income potential of our business and market are unproven. You must consider our business and prospects in light of the risks and difficulties typically encountered by companies in their early stages of development, particularly those in new and rapidly evolving markets such as the Internet traffic management industry.

Our quarterly operating results are not indicative of future performance and are difficult to forecast, and our stock price may fall if our quarterly performance does not meet analysts' or investors' expectations.

  Our quarterly operating results have varied significantly in the past and are likely to vary significantly in the future, which makes it difficult for us to predict our future operating results. We believe that period-to-period comparisons of our results of operations are not meaningful and should not be relied upon as an indicator of our future performance. In particular, historically, a significant portion of our sales has occurred near the end of a quarter. For example, for the year ended June 30, 1999, our fiscal 1999, in some cases up to one-half of our sales occurred in the last month of the quarter. Accordingly, delays in anticipated sales past the end of a particular quarter may harm our results of operations for that quarter. Furthermore, we base our decisions regarding our operating expenses on anticipated revenue trends, and our expense levels are relatively fixed. Consequently, if revenue levels fall below our expectations, we may suffer unexpected losses because only a small portion of our expenses vary with our net sales.

  In one or more future quarters, our operating results will likely be below the expectations of public market analysts and investors. If this occurs, the price of our common stock will probably decline.

We expect to incur significant future operating expenses and losses and may never achieve profitability, which may cause our stock price to decline.

  We have experienced net losses in each quarterly and annual period since inception. We incurred a net loss of $12.1 million for the quarter ended September 30, 1999, and at September 30, 1999 had an accumulated deficit of $43.5 million. Although our net sales have grown in recent quarters, we may not be able to achieve future revenue growth or achieve or sustain profitability. We intend to increase our operating expenses substantially, particularly expenses related to expanding our sales and marketing activities, developing new distribution channels and increasing levels of research and development. If we fail to achieve and sustain significant increases in our quarterly net sales, we may not be able to increase our investment in these areas. In addition, with increased expenses, we will need to generate significant additional revenue to achieve profitability. We cannot predict when we will be profitable, if at all. If we continue to incur net losses and never attain profitability, our stock price is likely to decline.

Because we do not have any experience commercially manufacturing products incorporating our next generation of WebICs and Web OS, we may not be successful in launching our Alteon 700 Series of Web switches in a timely manner.

  We expect to derive a significant portion of our future net sales from sales of products containing our next generation of WebICs. To date, we have produced only a few of our Alteon 700 Series of Web switches for customer testing purposes and do not have any experience in manufacturing them in commercial quantities. Because of the complexity of the WebICs and the supporting Web OS software, there is a risk that we will experience unanticipated problems with the manufacturing, volume shipment or performance of these products.

  Since July 1999, the first product using this generation of WebICs, our Alteon 700 Series of Web switches, has been in customer testing and we expect to begin customer shipments of these switches in March 2000. The WebIC in this product is complicated, and its development has been delayed on two prior occasions, which resulted in our postponing customer testing of this product by approximately six months. We have not completed internal testing of this WebIC. If we discover significant defects, commercial release of our next-generation Web switch could be delayed significantly, particularly if the WebIC must be re-designed and re-manufactured by LSI Logic Corporation, our WebIC manufacturer. Our next generation of Web switches also requires the successful development of a new version of Web OS. Development of this software is also complex and could be subject to delay.

  If we fail to launch commercially our Alteon 700 Series of Web switches in a timely manner:

  . revenues from our existing products could be inadequate to cover our expenses, including the cost of selling, marketing, developing and manufacturing new products;
  . our brand and reputation will be damaged;
  . our competitors' products could achieve market acceptance; and . we would lose market share.

If our Alteon 700 Series of Web switches or other new products or product enhancements fail to achieve customer acceptance, or if we fail to manage product transitions successfully, our business reputation and financial performance would suffer.

  Our industry is characterized by very rapid technological change, frequent new product introductions and enhancements, changes in customer demands and evolving industry standards. Our existing products will be rendered less competitive or obsolete if we fail to introduce new products or product enhancements that anticipate the features and functionality that customers demand or to ensure that they interoperate with current and emerging networking technologies. Our Alteon 700 Series of Web switches is still under development and has not been commercially released to customers, and we cannot assure you that it will achieve customer acceptance. The success of our Alteon 700 Series of Web switches and other new product introductions will depend on:

  . the ability of our products to meet customer needs and expectations regarding features, performance and robustness;
  . our ability to accurately anticipate industry trends and changes in technology standards; and
  . timely completion and introduction of new product designs and features.

  In addition, the introduction of new or enhanced products also requires that we manage the transition from older products to minimize disruption in customer ordering patterns and ensure that adequate supplies of new products can be delivered to meet customer demand. In particular, our Alteon 700 Series of Web switches has been in customer testing since July 1999 and we expect to begin customer shipments of these switches in March 2000. Our failure to commercialize and manage the transition to this new product series successfully would harm our business.

Because the Internet infrastructure consists primarily of products manufactured by Cisco Systems, Inc., Cisco has the ability to alter the fundamental technology underlying computer networking, which could render our products less competitive or obsolete.

  Our products are developed based on the current Internet infrastructure, consisting primarily of routers, switches and a network of hardware and software. Cisco is the leader in developing and marketing equipment and software that form the backbone of this infrastructure. Cisco has a dominant market share and an extensive, loyal and entrenched customer base. If Cisco introduced or made an announcement regarding a new technology or product that had the potential to alter the manner in which computing devices communicated with each other over the Internet infrastructure, our products might be rendered less competitive or obsolete.

  In addition, Cisco offers a variety of Internet appliances and software that manage Internet traffic volume. We believe that Cisco is providing to certain customers pricing incentives to purchase a complete series of Cisco products. This policy could cause us to lose sales which could harm our business. Recently Cisco announced plans to integrate some of these products into their LAN switches. This integrated product offering will compete directly with our products. Cisco has a longer operating history and significantly greater financial, technical, marketing and other resources than we do. Cisco also has broad strategic relationships with server vendors, OEMs, resellers and other software and hardware providers. As a result of these factors, Cisco may be able to respond more quickly to new or emerging technologies and changes in customer requirements than we can.

If our products do not interoperate with our customers' networks, installations will be delayed or cancelled and a substantial portion of our products could be returned.

  Our products are designed to interface with our customers' existing networks, each of which has different specifications and utilizes multiple protocol standards. Many of our customers' networks contain multiple generations of products that have been added over time as these networks have grown and evolved. Our products must interoperate with all of the products within these networks. If our products fail to interoperate with the existing software or hardware components used in our customers' networks, we would have to modify our products to overcome the defects which would delay installations of our products, cause orders for our products to be cancelled or result in product returns. This could result in negative publicity and could harm our business reputation.

Problems arising from use of our products in conjunction with other vendors' products could disrupt our business and cause significant customer relations problems.

  Service providers typically use our products in conjunction with products from other vendors. As a result, when problems occur, it may be difficult to identify the source of the problem. These problems may cause us to incur significant, unanticipated expenses, divert the attention of our engineering personnel from our product development efforts and cause significant customer relations problems.

If our products contain defects, we may be subject to significant liability claims from our customers or their customers and could incur significant unexpected expenses and lost sales.

  Because our products are designed to provide critical communications services to emerging Web applications such as e-commerce, we may be subject to significant liability claims if our products contain undetected or unresolved errors. Our agreements with customers typically contain provisions intended to limit our exposure to liability claims. However, these limitations may not preclude all potential claims resulting from a defect in one of our products. Although we maintain product liability insurance of up to $5.0 million covering damages arising from implementation and use of our products, our insurance may not cover every claim brought against us. Liability claims could require us to spend significant time and money in litigation or to pay significant damages. As a result, any liability claims, whether or not successful, could harm our reputation and our business.

Future consolidation in the networking industry may improve our competitors' position, which could reduce our revenues, potential profits and overall market share.

  The networking industry is characterized by continued consolidation. We may not be able to compete successfully in an increasingly consolidated industry. Consolidation in our industry may result in a smaller number of competitors with greater resources and broader product lines, which could force us to reduce the prices of our products or result in a loss of market share. Additionally, because we depend on strategic relationships with third parties in our industry, any consolidation involving these parties could reduce the demand for our products or otherwise harm our business.

Because our markets are highly competitive, customers may choose to purchase our competitors' products, which would result in reduced revenues or loss of market share, any of which could damage the long-term or short-term prospects of our business.

  We compete in a new, rapidly evolving and highly competitive sector of the networking industry. We expect competition to intensify in the future. Increased competition would likely reduce our prices, which would reduce our gross margins. Increased competition also would likely cause us to lose market share. Our principal competitors include:

  . Large telecommunications and networking equipment companies. We face competition from large telecommunications and networking equipment companies such as Cisco and Nortel Networks Corporation. These companies have greater financial resources, longer operating histories, broader customer relationships, greater brand recognition and a broader set of products than we do. Cisco and other large telecommunications companies have announced plans to incorporate an Internet traffic management component into existing switches. If Cisco or other companies form alliances with or acquire companies offering competing Web traffic management products, even if those products do not have capabilities comparable to our products, they would be significant competitors and their activities could cause us to reduce our prices.

  . Other vendors of Internet traffic management products and services. A number of other private and public companies offer products designed to provide Internet traffic management solutions. Some of these companies offer products focused on a particular function, such as bandwidth management or load balancing. With respect to a particular function, these products may be superior to ours. Some of these companies have longer operating histories, more resources and broader customer relationships than we do.

  Our competitors may respond more quickly to emerging technologies than we do. In the past, we have lost customers to competitors because we were not able to respond to their requests for additional features in a timely fashion. We may not be able to maintain or improve our competitive position against current or potential competitors, especially those with greater resources.

Because of our lengthy sales cycle, it is difficult to predict future revenue and we may not be able to compensate for unanticipated revenue shortfalls.

  We cannot predict the timing of our revenues accurately because of the length of our sales cycles. As a result, if sales forecasted from specific customers are not realized, we may be unable to compensate for the revenue shortfall and our operating results would be harmed. The sales cycle for our products has ranged from two to three months for sales to smaller customers to one year or more for sales to large, established enterprises. Customers frequently begin by evaluating our products on a limited basis before deciding to purchase them. Generally, they consider a wide range of issues before committing to purchase our products, including product benefits, ability to interoperate with networking equipment and product reliability. Our competitors offer a wide variety of hardware or software products that purport to serve the needs addressed by our products. As a result, we must educate potential customers on the benefits of our products. While potential customers are evaluating our products and before they place an order with us, we may incur substantial sales and marketing expenses and expend significant management effort. Consequently, if orders for our products do not occur as anticipated, our operating results could be harmed.

If Internet traffic management solutions do not achieve widespread commercial acceptance, we will not be able to sell our products and our ability to increase revenues would be harmed.

  Widespread commercial acceptance of our products is critical to our future success. The market for Internet traffic management solutions is relatively new and rapidly evolving. Rather than utilizing comprehensive Internet traffic management solutions, most Web data center administrators manage Internet traffic by adding servers and interconnecting a variety of single function traffic management tools. Our ability to increase revenues in the future depends on the extent to which our potential customers recognize the value of our integrated Internet traffic management solutions. The acceptance of our products may be hindered by:

  . the failure of prospective customers to recognize the value of Internet traffic management solutions;

  . the reluctance of our prospective customers to replace or expand their current networking solutions, which may be supplied by more established vendors, with our products; and

  . the emergence of new technologies or industry standards that could cause our products to be less competitive or obsolete.

  In addition, because the market for Internet traffic management solutions is in an early stage of development, we cannot assess the size of the market accurately, and we have limited insight into trends that may emerge and affect our business. For example, we may have difficulty in predicting customer needs, developing products that could address those needs, and establishing a distribution strategy for these products. We may also have difficulties in predicting the competitive environment that will develop.

Because we purchase several of our key components from single source suppliers, we could lose sales if these suppliers fail to meet our requirements.

  We purchase several key product components from single source vendors for which alternative sources are either not currently available or difficult to develop. The inability to obtain sufficient quantities of these components may result in delays or reductions in product shipments that would harm our business. We presently purchase two key components, WebICs and power supplies, from vendors for which there are currently no alternative suppliers. In addition, we expect that a significant portion of our products in the next year will incorporate a key networking component which is available only from a single source. The sole manufacturer of our WebICs is LSI. The process used to manufacture our WebICs is proprietary to LSI. If LSI terminated our relationship, we would be required to redesign our WebICs to make them compatible with the manufacturing process of a new supplier and to develop or license additional technology. We estimate that this process could take as long as 12 months and cost $4.0 million or more. Furthermore, we would lose significant revenue opportunities while working to achieve volume production with a new vendor. We do not have supply contracts with LSI or other sole source vendors. In the event of a reduction or interruption of supply of any such components, a period of 12 months or longer could pass before we would begin receiving adequate supplies from alternative suppliers, if at all, and our business would be harmed. It is possible that our sources may not be available for us or be in a position to satisfy our production requirements at acceptable prices and on a timely basis, if at all.

  In addition, the manufacture of some of these single source components, particularly WebICs, is complex and time consuming, and our reliance on the suppliers of these components exposes us to potential production difficulties and quality variations, including, in the case of WebICs, yield issues, which could increase prices and delay delivery of our products. Any significant interruption in the supply or degradation in the quality of any component could harm our business.

Because the worldwide demand for one of our key components has increased, adequate quantities of this component may not be available to satisfy our needs which could increase the price and delay delivery of our products.

  During the last year, the worldwide demand for memory chips, a key component in our products, has increased worldwide. Although we purchase our memory chips from several suppliers, if these suppliers are unable to provide adequate quantities of memory chips to satisfy our needs, product shipments may be delayed and our business would be harmed. In addition, if, as a result of increased demand, our suppliers raise the price of memory chips, the cost of manufacturing our products would increase and the sales of our products could decrease.

Because we depend on a single independent manufacturer to make our products, we are susceptible to interruptions in our product flow which could limit our revenue and adversely affect our competitive position and reputation.

  We currently outsource substantially all of the manufacturing and testing of our hardware platforms to a single independent manufacturer, Celestica Thailand Ltd., a subsidiary of Celestica Inc. Our reliance on a single independent manufacturer involves a number of risks, including possible limitations on manufacturing capacity and reduced control over delivery schedules, manufacturing yields and costs. As our relationship with Celestica develops, manufacturing yields or product performance could be adversely affected due to difficulties associated with adapting our technology and product design to Celestica's manufacturing process. In addition, we do not have a supply contract with Celestica. As a result, Celestica is not obligated to supply products to us for any specific period, in any specific quantity or at any specific price, except as may be provided in a particular purchase order. If Celestica is unable or unwilling to continue manufacturing our components in required volumes, we will have to identify acceptable alternative manufacturers, which could take six months or more. Any significant interruption in the manufacturing of our products would also result in product shortages or delivery delays, which could harm our customer relationships and our business and reputation. Moreover, because substantially all of our final assembly is performed in one of Celestica's facilities, located in Chanburi, Thailand, any fire or other disaster at this facility would harm our business.

We derive a substantial portion of our revenues from a small number of customers, and our revenues may decline significantly if any major customer cancels or delays a purchase of our products.

  A relatively small number of our OEM and reseller customers has accounted for a significant portion of our net sales. In the first quarter of fiscal 2000, no individual customer accounted for 10% or more of net sales. In fiscal 1999, sales to 3Com accounted for 14% of net sales, sales to IBM accounted for 10% of net sales and sales to Hewlett-Packard accounted for 10% of net sales. In fiscal 1998, sales to Sun Microsystems accounted for 42% of net sales, sales to Fuji Xerox accounted for 14% of net sales and sales to 3Com accounted for 10% of net sales. If any of our large customers stop or delay purchases, our revenue and profitability may be adversely affected. For example, over the last three fiscal years, sales to Sun Microsystems have decreased significantly from 49% of net sales in fiscal 1997, to 42% of net sales in fiscal 1998, and to 6% of net sales in fiscal 1999. We expect that revenues from a relatively small number of our OEM and reseller customers will continue to account for a significant portion of our net sales. Accordingly, unless and until we diversify and expand our customer base, our future success will depend upon the timing and size of future purchase orders, if any, from our largest customers and, in particular:

  . the success of these customers in marketing solutions, including our products;
  . the product requirements of these customers; and . the financial and operational success of these customers.

  Some of our customers are significantly larger than we are and have sufficient bargaining power to demand lower prices and better terms. The loss of any one of our major customers or the delay of significant orders from these customers, could reduce or delay our recognition of revenues, harm our reputation in the industry, and reduce our ability to predict cash flow accurately.

We have experienced rapid growth that has placed a strain on our resources, and our failure to manage our growth could disrupt our operations and prevent us from generating increased revenue.

  We have experienced rapid growth and expansion since our inception. From June 30, 1998 to December 31, 1999, we increased the number of our employees from 85 to 222. This growth has placed, and will continue to place, a significant strain on our management and information systems and operational and financial resources. To manage our growth effectively, we must continue to improve our operational, financial and management controls. Although we believe that our management and information systems are adequate for the next 12 months, depending on the volume of our sales, we may have to replace or enhance our management and information systems sooner than anticipated. We expect that the cost of implementing these new systems would be approximately $2.0 million. If we have to implement modifications sooner than we expected, we will incur substantial additional expense earlier than anticipated. If we fail to scale our management systems to accomodate our growth, our operating results would be adversely impacted and our business would be harmed.

If we do not substantially expand our sales channels, our ability to increase market acceptance of our products and generate revenue would be compromised.

  We sell our products in the United States directly, through resellers and OEMs, and we sell our products internationally primarily through resellers. Our distribution strategy focuses principally on:

  . developing and expanding our direct sales organization; and . expanding our indirect distribution channels by establishing relationships with vendors of complementary technology, OEMs and resellers.

  We expect to significantly increase the number of direct sales personnel in the next six months in order to support and develop leads for our indirect distribution channels and increase the direct sale of our products. This expansion will significantly increase personnel costs and related expenditures. Sales personnel will not be productive immediately, and costs of this expansion may exceed the revenues generated by the sales personnel. To achieve broader distribution of our products, we expect to increase our reliance on indirect sales channels both internationally and in North America. If we fail to develop and maintain relationships with significant OEMs and resellers, or if these OEMs and resellers are not successful in their sales efforts, sales of our products may decrease or fail to increase as expected.

  Currently, we have only a few agreements with OEMs and resellers, most of which are not exclusive. Generally, these relationships may be terminated with little or no notice. Many of these OEMs and resellers sell or may develop competitive products, or have or may have pre-existing relationships with our current or potential competitors, which may reduce their efforts to sell our products. Also, these OEMs and resellers may directly compete with each other with respect to sales of our products in a particular market or region. We cannot assure you that our existing OEM and reseller customers will market our products effectively or continue to devote the resources necessary to provide us with effective sales, marketing and technical support. Also, we may not be able to retain our OEM or reseller customers. Any inability to effectively establish our indirect sales channels would compromise our ability to increase market acceptance of our products and limit our ability to generate revenue.

Because we rely on indirect channels to sell our products, we are unable to predict the demand for our products accurately which contributes to the uncertainty of our operating results.

  We expect to have difficulties predicting the demand for our products because we rely on indirect sales channels. For example, one aspect of our sales strategy is to develop relationships with OEMs and resellers that sell our products under either our label or their own label. However, the level and timing of orders placed by OEMs and resellers varies due to many factors, including their attempts to balance their inventories, changes in their manufacturing strategies and variation in demand for their products. Our inability to forecast the level of orders from these indirect sales channels may make it difficult to schedule production, manage the manufacturing of our products or forecast our revenues. The orders that we anticipate from our current or future OEM and reseller customers may not materialize or delivery schedules may be deferred as a result of changes in their business needs. This fluctuation in orders and general sales cycle variability contributes to the uncertainty of our operating results.

If we are unable to develop and maintain strategic relationships with third parties, our distribution strategy would be compromised.

  We depend upon our strategic alliances to expand our distribution channels and marketing efforts. We have developed relationships with server vendors as well as other key participants in the Internet marketplace.

We believe that these relationships will provide us with valuable insights into industry trends and technologies and help us supply more complete solutions to joint customers. However, the amount and timing of resources that our strategic partners devote to our business is not within our control. Our strategic partners may not perform as expected. Many of our strategic relationships are relatively new, and we cannot be certain that any revenue will be derived from these arrangements. In addition, our arrangements with strategic partners typically do not restrict them from working with competitors. If any of these relationships are terminated, we may not be able to maintain or develop alternative strategic relationships or to replace strategic partners.

International sales of our products account for a significant portion of our net sales, which exposes us to risks inherent in international operations.

  Our ability to grow will depend in part on the expansion of international operations and sales, which are likely to continue to be a significant portion of our net sales. Sales to customers outside of the United States accounted for approximately 29% of our net sales in fiscal 1998, 25% of our net sales in fiscal 1999 and 37% of our net sales in the first quarter of fiscal 2000. Conducting business internationally involves many risks, including:

  . longer accounts receivable collection cycles;
  . difficulties in managing operations in different locations;
  . difficulties associated with enforcing agreements through foreign legal systems;
  . seasonal reductions in business activities in some parts of the world, such as during the summer months in Europe;
  . import or export licensing requirements;
  . potentially adverse tax consequences, including higher tax rates generally in Europe;
  . unexpected changes in foreign regulatory requirements, especially those relating to telecommunications and the Internet;
  . volatility in the political and economic conditions of foreign countries, particularly China, Taiwan, Japan, Malaysia and North and South Korea; and
  . fluctuations in foreign currency exchange rates.

  China, Taiwan, Japan and South Korea are substantial markets for our products. Consequently, any political instability in these countries, such as hostilities between North and South Korea, could significantly reduce demand for our products from some of our major customers. Currently, most of our international sales are denominated in U.S. dollars. As a result, an increase in the value of the U.S. dollar relative to foreign currencies could make our products less competitive in international markets. In addition, we have elected to invoice some of our Japanese customers in yen. We plan to engage in currency hedging activities, but we cannot guarantee that these activities will shield us from fluctuations in exchange rates between the U.S. dollar and the Japanese yen.

The average selling prices of our products may decrease, which may reduce our gross profit.

  We anticipate that the average selling prices of our products will decrease in the future in response to competitive pricing pressures, increased sales discounts, new product introductions by us or our competitors and other factors. Therefore, in order to maintain our gross profit, we must develop and introduce new products and product enhancements on a timely basis and continually reduce our product costs. Any failure to do so would cause our net sales and gross profit to decline, which would harm our operating results and cause the price of our common stock to decline. In addition, we may experience substantial period-to-period fluctuations in future operating results due to any decrease in our average selling prices.

If we lose key personnel or are unable to hire additional qualified personnel as necessary, we may not be able to successfully manage our business or sell our products.

  Our success depends to a significant degree upon the continued contributions of our key management, product development, sales and marketing and finance personnel, many of whom would be difficult to replace.

In particular, we rely on our President, Chief Executive Officer and Chairman, Dominic P. Orr. If we were to lose the services of Mr. Orr, our business and results of operations would be harmed. None of our officers or key employees is bound by an employment agreement for any specific term and we do not maintain key person life insurance on any of our key personnel.

If we fail to attract, train and retain qualified marketing, sales and customer support personnel our ability to increase sales of our products would be compromised.

  Our products require a complex marketing and sales effort targeted at several levels within a prospective customer's organization. Although we have recently expanded our sales force, unless we continue to expand our sales force, we will not be able to increase revenues. In addition, in order to support and develop leads for our indirect distribution channels and increase the direct sale of our products, we expect to significantly increase the number of sales personnel in the next six months. Competition for qualified sales personnel is intense, and we might not be able to hire the kind and number of sales personnel we are targeting. Our inability to retain and hire qualified sales personnel may harm our results of operations and our ability to increase market share. On the other hand, if we are successful in hiring our target number of sales personnel, we will be faced with significantly increased personnel costs and related expenditures. Sales personnel will not be productive immediately, and the revenues generated by the sales personnel may not exceed the costs of our planned expansion.

  We have a small customer support organization and will need to increase our staff to support new customers and the expanding needs of existing customers. The installation of Internet traffic management solutions, the integration of these solutions into existing networks and the ongoing support can be complex. Accordingly, we need highly-trained customer support personnel. Hiring customer support personnel is very competitive in our industry due to the limited number of people available with the necessary technical skills and understanding of our products. Our inability to attract, train or retain highly qualified customer support personnel would harm our business and results of operations.

Our failure to comply with regulations and evolving industry standards could delay our introduction of new products.

  The market for our products is characterized by the need to meet communications regulations and standards, some of which are evolving as new technologies are deployed. To meet the requirements of our customers, our products may be required to comply with various regulations including standards established by Underwriters Laboratories and Bell Communications Research. Failure of our products to comply or delays in compliance with the various existing and evolving industry regulations and standards could delay the introduction of our products. Moreover, enactment by federal, state or foreign governments of new laws or regulations, changes in the interpretation of existing laws or regulations, or a reversal of the trend toward deregulation in the telecommunications industry could have a harmful effect on our customers, and therefore on our business.

Our inability to protect our intellectual property rights from third-party challenges may significantly impair our competitive position.

  We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. We also enter into confidentiality or license agreements with our employees, consultants and corporate partners, and control access to and distribution of our software, documentation and other proprietary information. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our products or technology. Monitoring use of our products is difficult, and we cannot be certain that the steps we have taken will prevent unauthorized use of our technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States.

Our products and marketing efforts may infringe on the intellectual property rights of third parties, which may result in lawsuits and prevent us from selling our products.

  In recent years, there has been significant litigation in the United States involving patents and other intellectual property rights. Our business activities may infringe upon the proprietary rights of others, and other parties may assert infringement claims against us. In August 1999, we received a letter from Resonate, Inc. alleging that some of our products infringe one if its patents. If this claim, or any similar claims we may receive in the future cannot be resolved through a license or similar arrangement, we could become a party to litigation. In the past, we have been involved in trademark litigation over the use of the name and mark Alteon. Intellectual property claims and any resulting lawsuits, if successful, could subject us to significant liability for damages and invalidation of our proprietary rights. These kinds of disputes are subject to inherent uncertainties. In addition, these claims, regardless of whether they result in litigation and regardless of the outcome of the litigation, would be time-consuming and expensive to resolve and divert management time and attention. Any intellectual property dispute may cause us to do one or more of the following:

  . stop selling, incorporating or using our products that use the challenged intellectual property;
  . attempt to obtain from the owner of the infringed intellectual property right a license to sell or use the relevant technology, which license may not be available on reasonable terms or at all; or
  . redesign those products that use the relevant technology.

  If we are forced to take any of these actions, our business may be harmed. Although we carry general liability insurance, our insurance may not cover claims of this type or may not be adequate to indemnify us for all liability that may be imposed.

If we or our significant suppliers, service providers or the sole manufacturer of our products fails to be Year 2000 compliant, our business may be severely disrupted and our revenues may decline.

  Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field. Beginning in the year 2000, these code fields will need to accept four digit entries to distinguish 21st century dates from 20th century dates. Products containing this capability are generally considered to be "Year 2000 compliant." As a result, computer systems and/or software products used by many companies may need to be upgraded to be Year 2000 compliant. We may be exposed to a loss of revenues and our operating expenses could increase if the systems on which we are dependent to conduct our operations are not Year 2000 compliant. Our potential areas of exposure include our products, products purchased from or manufactured by third parties, and our internal management information systems. Although we have expended resources to review our products and our internal management information systems to remedy those systems that are not Year 2000 compliant, there can be no assurance that the modifications we made were successful. If our systems are not Year 2000 compliant, our business could be harmed.

  In addition, although all of our significant suppliers, our significant service providers and our sole manufacturer have indicated that they are or expect to be Year 2000 compliant by December 31, 1999, we cannot be certain that the representations of these third parties are accurate or that they will achieve Year 2000 compliance in a timely manner. If we determine that the progress of these third parties toward Year 2000 compliance is insufficient, we intend to change to other suppliers or service providers or an alternate manufacturer that have demonstrated Year 2000 readiness. If any of our significant suppliers, our significant service providers or our sole manufacturer do not achieve Year 2000 compliance successfully and in a timely manner and we are unable to replace them with alternate sources, our business would be harmed.

  Conversely, concerns regarding Year 2000 compliance could cause a significant number of companies, including our current customers, to reevaluate their current needs and, as a result, consider deferring the purchase of our products. Although we have not experienced the effects of this type of trend to date, if customers defer purchases of our products, it could harm our business.

If additional funds are not available as needed, we may not be able to take advantage of market opportunities or otherwise grow our business.

  We expect that the net proceeds from this offering, our initial public offering, cash from operations and borrowings available under our credit facility will be sufficient to meet our working capital and capital expenditure needs for at least the next 12 months. After that, we may need to raise additional funds, and additional financing may not be available on favorable terms, if at all. Further, if we issue additional equity securities, stockholders may experience dilution, and the new equity securities may have rights, preferences or privileges senior to those of our common stock. If we cannot raise funds on acceptable terms, we may not be able to develop new products or enhance our existing products, take advantage of future opportunities or respond to competitive pressures or unanticipated requirements.

Our existing stockholders will be able to exercise significant control over all matters requiring stockholder approval.

  On completion of this offering, our executive officers, directors and 5% stockholders, and other affiliates, will beneficially own, in the aggregate, approximately 28.0% of our outstanding common stock. As a result, these stockholders, acting together, would be able to exercise significant control over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, which may have the effect of delaying or preventing a third party from acquiring control over us.


The book value of the shares you purchase will be substantially less than the price you pay for the shares, and if a liquidation were to occur you might receive significantly less than your full purchase price for the shares.

  The offering price will be substantially higher than the book value per share of our common stock. Therefore, investors purchasing common stock in this offering will, based on the assumed offering price of $76.50 per share, incur immediate dilution of $71.70 in net tangible book value per share of common stock. Investors will incur additional dilution upon the exercise of outstanding stock options. As a result of this dilution, common stockholders purchasing stock in this offering may receive significantly less than the full purchase price that they paid for the shares purchased in this offering in the event of a liquidation.

If we engage in future acquisitions, we may fail to assimilate the acquired operations, which could disrupt our ongoing business and generate negative publicity.

  We may acquire businesses that would complement our current product offerings, augment our market coverage, enhance our technical capabilities, or otherwise offer growth opportunities. While we have no current agreements with respect to any acquisitions, we may acquire businesses, products or technologies in the future. We may not be able to successfully integrate any businesses, products, technologies or personnel that we might acquire in the future, and our failure to do so could harm our business.

We are at risk of securities class action litigation due to our expected stock price volatility.

  The market price for our common stock will vary in response to a number of factors, some of which are beyond our control. In the past, securities class action litigation has often been brought against a company following periods of volatility in the market price of its securities. We may in the future be the target of similar litigation. Regardless of its outcome, securities litigation may result in substantial costs and divert management's attention and resources, which could harm our business and results of operations.

Provisions in our corporate charter and bylaws may discourage take-over attempts and thus depress the market price of our stock.

  Provisions of our amended and restated certificate of incorporation and bylaws, as well as provisions of Delaware law, could make it more difficult for a third party to acquire us, even if doing so would benefit our stockholders. These provisions:

  . establish a classified board of directors so that not all members of the board may be elected at one time;

  . authorize the issuance of "blank check" preferred stock that could be issued by our board of directors to increase the number of outstanding shares and thwart a takeover attempt;
  . substantially limit cumulative voting in the election of directors, which would otherwise allow less than a majority of stockholders to elect director candidates;
  . limit who may call a special meeting of stockholders;
  . prohibit stockholder action by written consent, thereby requiring all stockholder actions to be taken at a meeting of our stockholders; and . establish advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

  In addition, Section 203 of the Delaware General Corporation Law and the terms of our stock option plans may discourage, delay or prevent a third party from acquiring us.

The substantial number of shares that will be eligible for sale in the near future may cause the market price for our common stock to drop significantly, even if our business is doing well.

  Sales of a substantial number of shares of our common stock in the public market following this offering could depress the market price for our common stock. The number of shares of common stock available for sale in the public market is limited by restrictions under federal securities law and under agreements that our stockholders have entered into with the underwriters and with us. All of the 5,000,000 shares sold in this offering will be, and the 4,600,000 shares sold by us in our initial public offering are, unless held by affiliates, freely tradeable. In connection with our initial public offering on September 23, 1999, holders of the remaining shares signed agreements that restrict them from selling, pledging or otherwise disposing of their shares until February 21, 2000 without the prior written consent of Lehman Brothers Inc. In addition, 6,908,806 shares held by the selling stockholders are subject to agreements that restrict them from selling, pledging or otherwise disposing of their shares for a period of 90 days after the date of this prospectus without the prior written consent of Lehman Brothers Inc. However, Lehman Brothers Inc. may, in its sole discretion, release all or any portion of the common stock from the restrictions of these agreements at any time. The following table indicates approximately when the 39,134,087 shares of our common stock that were outstanding as of December 31, 1999 will be eligible for sale into the public market:

                                                     Eligibility of Shares for
                                                       Sale in Public Market
                                                     -------------------------
      Prior to February 21, 2000....................         8,350,000
      Following February 21, 2000 and prior to 90
       days after the date of this prospectus.......        21,152,130
      90 days after the date of this prospectus.....         6,908,806
      At various times after 90 days after the date
       of this prospectus...........................         2,723,151

  In addition, we filed a registration statement on Form S-8 with the Securities and Exchange Commission covering 11,038,695 shares reserved for issuance under our 1999 Equity Incentive Plan and our 1999 Employee Stock Purchase Plan. Of the 6,369,516 shares issuable upon exercise of options to purchase our common stock outstanding as of December 31, 1999, approximately 1,107,321 shares will be vested and eligible for sale following February 21, 2000.

                                USE OF PROCEEDS

  We will not receive any proceeds from the shares sold by the selling stockholders in this offering including shares sold if the underwriters exercise their over-allotment option in full.

  We estimate that we will receive net proceeds from the sale of the 1,250,000 shares of common stock offered by us in this offering of $90,561,000, based on an assumed public offering price of $76.50 per share and after deducting the estimated underwriting discount and estimated offering expenses. We will use the net proceeds for general corporate purposes, including expansion of sales and marketing capabilities, product development and potential acquisitions of, or investments in, complimentary businesses, technologies, product lines or products. Pending these uses, we intend to invest the proceeds in short-term, investment-grade, interest-bearing investments.

  The principal purposes of this offering are to increase our capitalization and financial flexibility. As of the date of this prospectus we cannot specify with certainty all of the particular uses for the net proceeds we will have upon completion of the offering. Accordingly, our management will have broad discretion in the application of net proceeds.

                                DIVIDEND POLICY

  We have never declared or paid cash dividends on our capital stock. We currently anticipate that we will retain all available funds for use in our business and do not anticipate paying any cash dividends in the foreseeable future. In addition, our loan and security agreement with Silicon Valley Bank prohibits us from paying dividends.

                          PRICE RANGE OF COMMON STOCK

  Our common stock has traded on the Nasdaq National Market under the symbol "ATON" since September 24, 1999. The following table sets forth, for the periods indicated, the high and low bid quotations for the common stock as reported by the Nasdaq National Market.

                                                                  Common Stock
                                                                      Price
                                                                 ---------------
                                                                   High    Low
                                                                 -------- ------
Fiscal Year Ending June 30, 2000
  First Quarter (ending September 30, 1999).....................  122 1/2 44 1/2
  Second Quarter (ending December 31, 1999).....................      138     64
  Third Quarter (through January 4, 2000).......................  96 3/32     76

  On January 4, 2000, the last reported sale price on the Nasdaq National Market for our common stock was $76.50 per share. As of December 31, 1999, there were approximately 408 stockholders of record of our common stock.

                                 CAPITALIZATION

  The following table sets forth our actual capitalization as of September 30, 1999 and on an as adjusted basis to reflect our receipt of the net proceeds from our sale of 1,250,000 shares of common stock in this offering at an assumed public offering price of $76.50 per share, after deducting the estimated underwriting discount and estimated offering expenses.


                                                   As of September 30, 1999
                                                   ----------------------------
                                                     Actual       As Adjusted
                                                   ------------  --------------
                                                        (in thousands)
Long-term obligations, less current portion....... $      1,570   $      1,570
                                                   ------------   ------------
Stockholders' equity:
  Preferred stock, $0.001 par value; 15,000,000
   shares authorized; no shares issued and
   outstanding, actual or as adjusted.............           --             --
  Common stock, $0.001 par value; 300,000,000
   shares authorized; 39,124,197 shares issued and
   outstanding, actual; 40,374,197 shares issued
   and outstanding, as adjusted...................      153,220        243,781
  Notes receivable from stockholders..............       (6,133)        (6,133)
  Deferred compensation...........................         (183)          (183)
  Accumulated deficit.............................      (43,544)       (43,544)
                                                   ------------   ------------
    Total stockholders' equity....................      103,360        193,921
                                                   ------------   ------------
      Total capitalization........................ $    104,930   $    195,491
                                                   ============   ============

  The number of shares of common stock to be outstanding after this offering is based on the number of shares outstanding as of December 31, 1999 and excludes:

  . 6,369,516 shares underlying options outstanding as of December 31, 1999 at a weighted average exercise price of $11.81 per share;

  . 3,159,914 shares available for future grants under our option plan; and

  . 1,500,000 shares available for issuance under our employee stock purchase plan.

  See "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes thereto included in this prospectus.

                                 DILUTION

  The net tangible book value of the common stock as of September 30, 1999 was $103,360,000 or $2.64 per share. After giving effect to the sale of the common stock pursuant to this offering at an assumed public offering price of $76.50 per share, assuming that the underwriters' over-allotment option is not exercised and after deducting the estimated underwriting discount and estimated offering expenses, the net tangible book value at September 30, 1999, would have been $193,921,000 or $4.80 per share.

  Net tangible book value per share before the offering has been determined by dividing net tangible book value (total tangible assets less total liabilities) by the number of shares of common stock outstanding at September 30, 1999. The offering will result in an increase in net tangible book value per share of $2.16 to existing stockholders and dilution in net tangible book value per share of $71.70 to new investors who purchase shares in the offering. Dilution is determined by subtracting net tangible book value per share after the offering from the assumed public offering price of $76.50 per share. The following table illustrates this dilution:

   Assumed public offering price.................................       $76.50
    Net tangible book value per share at September 30, 1999...... $2.64
    Increase attributable to sale of common stock in this
     offering....................................................  2.16
                                                                  -----
   Net tangible book value per share after this offering.........         4.80
                                                                        ------
   Dilution of net tangible book value per share to persons who
    purchase shares in this offering.............................       $71.70
                                                                        ======

  The above table does not assume the exercise of stock options outstanding at December 31, 1999. At December 31, 1999, there were 6,369,516 shares of common stock issuable upon the exercise of outstanding stock options at a weighted average price of $11.81 per share.

                      SELECTED CONSOLIDATED FINANCIAL DATA

  This section presents historical consolidated financial data of Alteon. You should read carefully the consolidated financial statements included in this prospectus, including the notes to the consolidated financial statements. The selected data in this section is not intended to replace the consolidated financial statements.

  We derived the consolidated statement of operations data for the years ended June 30, 1997, 1998 and 1999 and the consolidated balance sheet data as of June 30, 1998 and 1999 from the audited consolidated financial statements included in this prospectus. Deloitte & Touche LLP, our independent auditors, audited these consolidated financial statements. We derived the consolidated statement of operations data for the period from March 18, 1996 (inception) to June 30, 1996 and the consolidated balance sheet data as of June 30, 1996 and 1997 from audited consolidated financial statements that are not included in the prospectus. We derived the consolidated statements of operations data for the quarters ended September 30, 1998 and 1999 and the consolidated condensed balance sheet data as of September 30, 1999 from the unaudited condensed consolidated financial statements included in this prospectus. In the opinion of management, the unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and contain all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our results of operations for these periods and financial condition at that date. The historical results presented below are not necessarily indicative of future results. See notes to the consolidated financial statements for an explanation of the method used to determine the number of shares used in computing basic and diluted loss per common share.

  The as adjusted column of the consolidated balance sheet data reflects the sale of 1,250,000 shares of our common stock at an assumed public offering price of $76.50 per share, after deducting the estimated underwriting discount and estimated offering expenses payable by us.

                                                                       Quarter Ended
                          March 18, 1996    Year Ended June 30,        September 30,
                          (Inception) to ---------------------------  -----------------
                          June 30, 1996   1997      1998      1999     1998      1999
                          -------------- -------  --------  --------  -------  --------
                                  (in thousands, except per share amounts)
Consolidated Statements
 of Operations Data:
Net sales...............      $   --     $   178  $ 13,572  $ 26,254  $ 5,127  $ 12,750
Cost of sales...........          --         637     7,893    13,385    2,549     5,447
                              ------     -------  --------  --------  -------  --------
Gross profit (loss).....          --        (459)    5,679    12,869    2,578     7,303
Operating expenses:
  Sales and marketing...          19       1,921     6,485    13,061    2,516     6,820
  Research and
   development..........         176       4,782     8,816    10,004    2,165     3,989
  General and
   administrative.......          98         744     1,505     2,538      492     1,283
  Stock compensation to
   consultants..........          --          --        --        --       --     7,638
                              ------     -------  --------  --------  -------  --------
    Total operating
     expenses...........         293       7,447    16,806    25,603    5,173    19,730
                              ------     -------  --------  --------  -------  --------
Loss from operations....        (293)     (7,906)  (11,127)  (12,734)  (2,595)  (12,427)
Interest income (ex-
 pense), net............          20         122       322       264       65       331
                              ------     -------  --------  --------  -------  --------
Loss before income tax-
 es.....................        (273)     (7,784)  (10,805)  (12,470)  (2,530)  (12,096)
Income taxes............           1           1         1        73       --        40
                              ------     -------  --------  --------  -------  --------
Net loss................      $ (274)    $(7,785) $(10,806) $(12,543) $(2,530) $(12,136)
                              ======     =======  ========  ========  =======  ========
Basic and diluted loss
 per common share.......      $(0.48)    $ (5.15) $  (2.18) $  (1.65) $ (0.39) $  (1.20)
                              ======     =======  ========  ========  =======  ========
Basic and diluted common
 shares used in
 computation............         569       1,511     4,951     7,610    6,540    10,095
                              ======     =======  ========  ========  =======  ========

                                                               September 30,
                                      As of June 30,               1999
                               ----------------------------- -----------------
                                                                         As
                                1996   1997    1998   1999    Actual  Adjusted
                               ------ ------- ------ ------- -------- --------
(in thousands)
Consolidated Balance Sheet
 Data:
Cash and equivalents.......... $3,830 $14,242 $9,047 $29,766 $107,103 $197,664
Working capital...............  3,592  12,892  9,843  25,488  100,121  190,682
Total assets..................  3,996  16,443 19,542  40,621  122,355  212,916
Long-term obligations, less
 current portion..............     --     700  1,371   1,919    1,570    1,570
Stockholders' equity:
  Convertible preferred
   stock......................  3,993  21,721 29,862  58,294       --       --
  Common stock................     38     345  1,079   3,224  153,220  243,781
Total stockholders' equity....  3,757  13,782 11,228  27,449  103,360  193,921

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and the related notes included elsewhere in this prospectus. Our actual results could differ significantly from those discussed in these forward-looking statements as a result of certain factors, including those described under "Risk Factors" and elsewhere in this prospectus.

Overview

  We provide next generation Internet infrastructure solutions that are designed to increase the performance, availability, scalability, manageability and control of Web servers and Web data centers. Our products include switches, server adapters and software that combine intelligent Web session management with the high performance and availability of leading networking infrastructure solutions. We refer to this combination of capabilities as Web-working.

  We provide our solutions to e-commerce companies, Web portals, content publishers, Web hosting companies, Internet service providers, server vendors and enterprises. Our Web switches integrate high-performance Web-working services, including local and global server load balancing, cache, firewall and router load balancing, bandwidth management and server security, with greater performance and cost-effectiveness than using a combination of traditional switches and traffic management appliances. From our inception on March 18, 1996 through April 1997, we were primarily engaged in research and development and a substantial portion of our operating expenses during this period was related to these activities. In July 1997, we commercially released our line of ACEswitch Gigabit Ethernet Switches and ACEnic Gigabit Ethernet server adapters. In February 1998, we commercially released our Alteon 180 Series of Web switches and our Web OS Internet traffic management software. In July 1999, we began customer testing of our Alteon 700 Series of Web switches and we expect to begin customer shipments of these switches in March 2000. Our Alteon 700 Series represents our most advanced offering of Web switches. We have incurred significant net losses since inception and, as of September 30, 1999, had an accumulated deficit of $43.5 million.

  We derive revenues primarily from direct product sales and sales to original equipment manufacturers, or OEMs, and resellers. Revenues are generally recognized upon product shipment unless significant Alteon obligations remain. Revenues are recorded net of sales returns, and allowances are calculated based on actual historical and expected results.

  We market our products through our direct sales force, OEMs and resellers. We sell our products both directly and through OEMs in the United States, and we sell our products internationally primarily through resellers. A majority of our sales to date have been to customers located in the United States. In the fiscal year ended June 30, 1999, our fiscal 1999, sales in the United States accounted for approximately 75% of net sales, and in the first quarter of fiscal 2000, sales in the United States accounted for approximately 63% of net sales. We expect sales in the United States to continue to account for the majority of our revenues.

  A small number of our OEM and reseller customers account for a significant portion of our revenues. In fiscal 1999, sales to 3Com accounted for 14% of net sales, sales to IBM accounted for 10% of net sales and sales to Hewlett-Packard accounted for 10% of net sales. In the fiscal year ended June 30, 1998, our fiscal 1998, sales to Sun Microsystems accounted for 42% of net sales, sales to Fuji Xerox accounted for 14% of net sales and sales to 3Com accounted for 10% of net sales. In the first quarter of fiscal 2000, no individual customer accounted for 10% or more of net sales. We expect that sales to a small number of customers will continue to account for a significant portion of our revenues.

  We have a limited operating history, which makes it difficult to predict future operating results. We believe our success requires expanding our customer base and successfully introducing next generation products, including the Alteon 700 Series of Web switches. We intend to continue to invest significantly in sales, marketing and research and development and expect to incur operating losses for the foreseeable future. Our operating expenses are relatively fixed and are based on anticipated revenue trends, and therefore a delay in revenues from product sales could cause significant variation in operating results and result in unforeseen losses. Competition in our market is intense and may result in price reductions and loss of market share. For example, in fiscal 1999 in some cases up to one-half of our sales occurred in the last month of the quarter. Accordingly, a delay in an anticipated sale past the end of a quarter may harm our results of operations for that quarter. Our operating results will be affected by many factors, including the following:

  . changes in the mix of products we sell;
  . the timing of the development and release of our Alteon 700 Series of Web switches, as well as other product enhancements or new products, and our ability to manage product transitions;
  . deferrals of customer orders in anticipation of product enhancements or new products;
  . announcement or market acceptance of product enhancements or new products offered by our competitors;
  . the length and variability of our sales cycle;
  . the mix of channels through which we sell our products;
  . the timing and amount of orders from our OEM and reseller customers;
  . deferrals of customer orders by our potential customers as companies attempt to stabilize their computer systems in order to reduce the risk of computer system problems associated with the occurrence of the Year 2000; and
  . general economic conditions and economic conditions specific to the Internet traffic management industry.

  As a result, we believe that period-to-period comparisons of our results of operations are not meaningful and should not be relied upon as an indicator of our future performance. Our operating results will likely be below the expectations of public market analysts and investors in some future quarter or quarters. If this occurs, the price of our common stock is likely to decline.

Recent Developments

  For the quarter ended December 31, 1999, our net revenue was $17.1 million compared to net revenue of $6.6 million for the quarter ended December 31, 1998. Our gross profit for the quarter ended December 31, 1999 was $10.5 million, or 61.6% of net sales, compared to gross profit of $2.9 million, or 44% of net sales, for the quarter ended December 31, 1998. Our net loss for the quarter ended December 31, 1999 was $4.0 million, or ($0.11) per share, compared to a net loss of $3.4 million, or ($0.46) per share, for the quarter ended December 31, 1998.

Results of Operations

 Quarters Ended September 30, 1998 and 1999

  Net Sales. Net sales grew to $12.7 million in the quarter ended September 30, 1999, the first quarter of our fiscal 2000, from $5.1 million in the corresponding quarter of fiscal 1999. Sales of our second generation ACEnic products in this period represented $4.9 million, an increase of $1.5 million from the same period last year. Sales of our ACEdirector product line represented $3.1 million in the first quarter of fiscal 2000, an increase of $2.4 million from the corresponding quarter of fiscal 1999. Sales of our Alteon 180 Series of Web switches represented $4.4 million in the first quarter of fiscal 2000, an increase of $3.8 million from the corresponding quarter of fiscal 1999.

  Cost of Sales. Cost of sales consists primarily of costs related to product components, contract manufacturing and testing, warranty service and quality assurance for products, as well as costs of associated personnel. Cost of sales increased to $5.4 million in the first quarter of fiscal 2000 from $2.5 million in the first quarter of fiscal 1999. This increase was due primarily to an increase in component and manufacturing costs and warranty reserves associated with increased product sales. Gross profit as a percentage of net sales, or gross margin, increased to 57% in the first quarter fiscal 2000 from 50% in the corresponding quarter of fiscal 1999. This increase in gross margin was due primarily to a change in our product mix to include more Web switches, which generally have higher average gross margins than our server adapters. The increase was partially offset by higher inventory reserves.

  Sales and Marketing. Sales and marketing expenses consist primarily of personnel costs, including sales commissions, and product marketing and promotion costs. Sales and marketing expenses increased to $6.8 million in the first quarter of fiscal 2000 from $2.5 million in the first quarter of fiscal 1999. Of the $4.3 million increase, $2.2 million was due to increased personnel costs, including commissions, associated with establishing a significant domestic sales force and supporting increased marketing efforts, $0.7 million was due to increased product marketing costs related primarily to our Web switches, $0.7 million was due to consulting and other services fees and $0.4 million was due to travel related expenses. We expect that sales and marketing expense will increase as we add additional personnel to support domestic and international sales efforts.

  Research and Development. Research and development expenses consist primarily of salaries and related costs of employees engaged in research, design and development activities. We have not capitalized any software development costs. These costs are expensed as incurred because we believe our current development process is completed at essentially the same time as we establish technological feasibility. Research and development expenses increased to $4.0 million in the first quarter of fiscal 2000 from $2.2 million in the corresponding quarter of fiscal 1999. Of the $1.8 million increase, $0.7 million was due to increased personnel costs associated with the design and development of products based on our next generation of WebICs, including our Alteon 700 Series of Web switches, and $0.6 million was due to non-recurring engineering and prototype assembly expenses related to the design and development of these products. We expect that research and development expenses will increase as we continue to develop new products and product enhancements.

  General and Administrative. General and administrative expenses consist primarily of personnel costs for our administrative and financial groups, as well as legal, accounting and other professional fees. General and administrative expenses increased to $1.3 million in the first quarter of fiscal 2000 from $0.5 million in the first quarter of fiscal 1999. This increase was due to increased personnel costs and professional fees required to support our growth. We expect that general and administrative expenses will increase as we establish the infrastructure to support growing operations and due to the reporting requirements imposed on a public company.

  Stock Compensation to Consultants. Since inception, Alteon granted stock options to consultants to provide services over the vesting periods of the options. We incurred a noncash, nonrecurring charge of $7.6 million in the first quarter of fiscal 2000 in connection with changes to the vesting periods. At September 30, 1999, all of these options were vested.

  Interest Income (Expense), Net. Interest income (expense), net consists of interest income from cash and equivalent balances offset by interest expense associated with debt obligations. Interest income (expense), net increased to $331,000 in the first quarter of fiscal 2000 from $65,000 in the corresponding quarter of fiscal 1999. This increase was due primarily to higher interest income associated with higher average cash and equivalent balances.

  Income Taxes. The $40,000 provision for income taxes represents foreign income taxes and state franchise taxes. We have not provided for or paid federal income taxes due to our net losses.

 Years Ended June 30, 1998 and 1999

  Net Sales. Net sales grew to $26.3 million in fiscal 1999 from $13.6 million in fiscal 1998. All of our $26.3 million in net sales in fiscal 1999 were due to sales of our Web data center products. Sales of our second generation ACEnic products in this period represented $10.7 million, an increase of $9.5 million from fiscal 1998. Sales of our ACEdirector product line represented $6.5 million in fiscal 1999, an increase of $6.2 million from fiscal 1998. Sales of our Alteon 180 Series of Web switches represented $5.1 million in fiscal 1999, an increase of $3.5 million from fiscal 1998. Sales of our first generation ACEnic product represented $3.6 million in fiscal 1999, a decrease of $600,000 from fiscal 1998.

  Cost of Sales. Cost of sales increased to $13.4 million in fiscal 1999 from $7.9 million in fiscal 1998. This increase was due primarily to an increase in component and manufacturing costs and warranty reserves associated with increased product sales. Gross margin increased to 49% in fiscal 1999 from 42% in fiscal 1998. This increase in gross margin was due primarily to a change in our product mix to include more Web switches, which generally have higher average gross margins. Decreased manufacturing and testing costs due to an increasing shift toward offshore contract manufacturing and testing functions also contributed to this increase in gross margin. The increase was partially offset by higher inventory reserves. In the fourth quarter of fiscal 1999, we increased the inventory reserves by $796,000. Of this increase, $286,000 was due to a cancellation of an order for customized products, and $510,000 was the result of increased estimates of excess and obsolete inventory.

  Sales and Marketing. Sales and marketing expenses increased to $13.1 million in fiscal 1999 from $6.5 million in fiscal 1998. Of the $6.6 million increase, $2.9 million was due to increased personnel costs, including commissions, associated with establishing a significant domestic sales force and supporting increased marketing efforts, $1.9 million was due to increased product marketing costs related primarily to our Web switches, $1.2 million was due to consulting fees, facility costs and other services fees and $614,000 was due to travel related expenses. We expect that sales and marketing expenses will increase as we add personnel to support domestic and international sales efforts.

  Research and Development. Research and development expenses increased to $10.0 million in fiscal 1999 from $8.8 million in fiscal 1998. Of the $1.2 million increase, $857,000 was due to increased personnel associated with the design and development of products based on our next generation of WebICs, including our Alteon 700 Series of Web switches and $375,000 was due to the depreciation of equipment related to the design and development of these products. We expect that research and development expenses will increase as we continue to develop new products and product enhancements.

  General and Administrative. General and administrative expenses increased to $2.5 million in fiscal 1999 from $1.5 million in fiscal 1998. This increase was due to increased personnel costs and professional fees required to support our growth. We expect that general and administrative expenses will increase as we establish the infrastructure to support growing operations and due to the reporting requirements imposed on a public company.

  Interest Income (Expense), Net. Interest income (expense), net decreased to $264,000 in fiscal 1999 from $322,000 in fiscal 1998. This decrease was due primarily to higher interest expense associated with an equipment loan that we established in March 1998.

 Income Taxes

  We have not provided for or paid federal income taxes due to our net losses. The $73,000 provision for income taxes represents foreign income taxes and state maximum franchise taxes. As of June 30, 1999, we had available net operating loss carryforwards for federal and state income tax purposes of approximately $20.5 and $2.1 million. These net operating loss carryforwards will expire at various dates through 2019 if they are not used. Utilization of the net operating loss carryforwards may be subject to annual limitations due to ownership change provisions. Annual limitations may result in the expiration of the net operating losses before they can be utilized. We have recorded a full valuation allowance against our deferred tax asset due to uncertainties surrounding the realization of this asset.

 Years Ended June 30, 1997 and 1998

  Net Sales. We did not commercially release any products until July 1997. As a result, net sales of $178,000 for the year ended June 30, 1997, our fiscal 1997, were due to sales of a limited number of products for customer testing purposes. In July 1997 we commercially released our first server adapter product and in February 1998 we commercially released our first Web switch product and the first version of our Web OS software. As a result, net sales of $13.6 million in fiscal 1998 were due to commercial sales of these Web data center products. Sales of our first ACEswitch product represented $5.8 million, sales of our first generation ACEnic product represented $4.2 million, sales of our Alteon 180 Series of Web switches, introduced in February 1998, represented $1.6 million, and sales of our second generation ACEnic product represented $1.2 million.

  Cost of Sales. Cost of sales increased to $7.9 million in fiscal 1998 from $637,000 in fiscal 1997. This increase was due primarily to component and manufacturing costs associated with commercial product sales. Gross margin was 42% in fiscal 1998 and was negative in fiscal 1997. This improvement in gross margin was due primarily to commencement of large scale manufacturing and offshore contract production resulting in reduced product costs.

  Sales and Marketing. Sales and marketing expenses increased to $6.5 million in fiscal 1998 from $1.9 million in fiscal 1997. Of the $4.6 million increase, $2.4 million was due to increased personnel costs, including commissions, associated with establishing a sales force, $1.0 million was due to commencing marketing efforts, $900,000 was due to travel and facility expenses associated with the increase in sales and marketing personnel and $200,000 was due to consulting fees required to define our marketing strategy.

  Research and Development. Research and development expenses increased to $8.8 million in fiscal 1998 from $4.8 million in fiscal 1997. Of the $4.0 million increase, $1.9 million was due to increased personnel costs associated with the design and development of our Web switch products and continued development of our server adapter products, $1.4 million was due to consulting fees, facility costs and other services fees associated with the increased personnel and $700,000 was due to the depreciation of equipment and prototype expenses associated with the design and development of our Web switch products and continued development of our server adapter products.

  General and Administrative. General and administrative expenses increased to $1.5 million in fiscal 1998 from $744,000 in fiscal 1997. Of this increase, $506,000 was due to increased personnel costs and professional fees required to support our growth and to commence commercial production of products and $150,000 was due to additional reserves for bad debt expense.

  Interest Income (Expense), Net. Interest income (expense), net increased to $322,000 in fiscal 1998 from $122,000 in fiscal 1997. This increase was due primarily to higher balances of cash and equivalents.

Quarterly Results of Operations

  The following table depicts statement of operations data for the most recent eight quarters. You should read the following table in conjunction with the consolidated financial statements and related notes in this prospectus. In our opinion, this unaudited information has been prepared on the same basis as our consolidated financial statements and includes all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the unaudited quarterly results. The operating results for any quarter are not necessarily indicative of results for any future period.

                                                     Quarter Ended
                          --------------------------------------------------------------------------
                          Dec 31,  Mar 31,  June 30,  Sept 30,  Dec 31,  Mar 31,  June 30,  Sept 30,
                           1997     1998      1998      1998     1998     1999      1999      1999
                          -------  -------  --------  --------  -------  -------  --------  --------
                                         (in thousands, except per share data)
Net sales...............  $ 4,193  $ 3,915  $ 3,797   $ 5,127   $ 6,559  $ 6,702  $ 7,866   $ 12,750
Cost of sales...........    2,108    2,491    2,092     2,549     3,675    3,157    4,004      5,447
                          -------  -------  -------   -------   -------  -------  -------   --------
Gross profit ...........    2,085    1,424    1,705     2,578     2,884    3,545    3,862      7,303
Gross margin............     49.7%    36.4%    44.9%     50.3%     44.0%    52.9%    49.1%      57.3%
Operating expenses:
 Sales and marketing....    1,298    1,945    2,167     2,516     3,072    3,346    4,127      6,820
 Research and
  development...........    2,100    2,776    2,400     2,165     2,641    2,280    2,918      3,989
 General and
  administrative........      350      362      532       492       631      690      725      1,283
 Stock compensation to
  consultants...........       --       --       --        --        --       --       --      7,638
                          -------  -------  -------   -------   -------  -------  -------   --------
 Total operating
  expenses..............    3,748    5,083    5,099     5,173     6,344    6,316    7,770     19,730
                          -------  -------  -------   -------   -------  -------  -------   --------
Loss from operations....   (1,663)  (3,659)  (3,394)   (2,595)   (3,460)  (2,771)  (3,908)   (12,427)
Interest income
 (expense), net.........      124       63      (19)       65        91       33       75        331
Income taxes............       --       --        1        --        --       --       73         40
                          -------  -------  -------   -------   -------  -------  -------   --------
Net loss................  $(1,539) $(3,596) $(3,414)  $(2,530)  $(3,369) $(2,738) $(3,906)  $(12,136)
                          =======  =======  =======   =======   =======  =======  =======   ========
Basic and diluted loss
 per common share.......  $ (0.38) $ (0.65) $ (0.59)  $ (0.39)  $ (0.46) $ (0.35) $ (0.45)  $  (1.20)
                          =======  =======  =======   =======   =======  =======  =======   ========
Basic and diluted shares
 used in computation....    3,998    5,540    5,790     6,540     7,312    7,892    8,697     10,095
                          =======  =======  =======   =======   =======  =======  =======   ========

  Our quarterly operating results have fluctuated significantly, and we expect that future operating results will be subject to similar fluctuations for a variety of reasons, many of which are substantially outside our control.

Liquidity and Capital Resources

  Since inception in March 1996, we have financed our operations and capital requirements primarily from the sale of $79.6 million of common stock in our initial public offering in September 1999, the sale of $56.8 million of preferred stock and net borrowings of $3.2 million under an equipment loan. Net cash used in operating activities was $0.8 million in the first quarter of fiscal 2000, $5.6 million in fiscal 1999, $13.3 million in fiscal 1998 and $6.6 million in fiscal 1997. Cash used in operating activities consisted primarily of cash utilized to fund operating losses, partially offset in fiscal 1997, fiscal 1998 and the first quarter of fiscal 2000 by changes in working capital. Receivable days outstanding decreased to 35 days at September 30, 1999 from 44 days at June 30, 1999 as sales were spread more evenly throughout the current quarter compared to the prior quarter.

  During fiscal 1999, we acquired $2.9 million in property and equipment, primarily computer hardware and software, leasehold improvements and office furniture and equipment and, during the first quarter of fiscal 2000, we acquired $1.5 million of property and equipment. We expect capital expenditures during the remainder of fiscal 2000 to be approximately $4.0 million.

  As of September 30, 1999, we had cash and equivalents of $107.1 million. As of September 30, 1999 we had a revolving bank line of credit totaling $3.0 million which increased to $12.0 million in December 1999 and expires in December 2000. As of September 30, 1999, there were no borrowings outstanding under this line. We also have a borrowing arrangement for up to $4.0 million for the purchase of equipment, payable in monthly installments, through June 2002. At September 30, 1999, we had approximately $2.9 million outstanding on this equipment loan, which bears interest at the rate of prime plus 0.75%. At September 30, 1999, this rate was 9%. At September 30, 1999, we had approximately $1.1 million of noncancellable purchase commitments, primarily associated with inventory purchases.

  In future periods, we anticipate significant increases in working capital on a period-to-period basis primarily as a result of planned increased product sales and higher relative levels of inventory. We also anticipate that we will continue to invest significant amounts in property and equipment related to expansion of our facilities and to support increased sales and marketing as well as ongoing research and development activities. We believe that our current balances of cash and equivalents, and amounts available under our credit facilities, will satisfy our expected operating losses and working capital and capital expenditure requirements for at least the next 12 months. However, we cannot assure you that our predictions with respect to our operating expenses and capital expenditure requirements are accurate. Therefore, we may require additional funds to support our working capital and operating expenses or for other purposes sooner than expected. We may seek to raise additional funds through public or private offerings or debt financings. We cannot assure you that financings will be available, or if available, will be on reasonable terms, nor can we assure you that these financings will not be dilutive to our stockholders.

Recent Accounting Pronouncements

  In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards, or SFAS, No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement requires companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. SFAS No. 133 will be effective for our fiscal year ending June 30, 2001. We believe that this statement will not have a significant impact on our financial results.

  We adopted Statement of Position, or SOP, No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," in the first quarter of fiscal 2000. Our adoption of this statement had no material impact on our results of operations or financial position.

Year 2000 Compliance

  Background of Year 2000 issues. Many currently installed computer and communications systems and software products are unable to distinguish dates following December 31, 1999 from dates prior to such date. This situation could result in system failures or miscalculations causing business disruptions. As a result, many companies' software and computer and communications systems may need to be upgraded or replaced to become Year 2000 compliant as specified below.

  We have defined Year 2000 compliant as the ability to:

  . Correctly handle date information needed for the December 31, 1999 to
    January 1, 2000 date change;
  . Function according to the product documentation provided for this date change, without changes in operation resulting from the advent of a new century, assuming correct configuration;
  . Respond to two-digit date input in a way that resolves the ambiguity as to century in a disclosed, defined and predetermined manner;
  . Store and provide output of date information in ways that are unambiguous as to century if the date elements in interfaces and data storage specify the century; and
  . Recognize year 2000 as a leap year.

  Our product testing and licensing. We have tested all of our current products for Year 2000 compliance. We derived our testing method from our review and analysis of the Year 2000 testing practices of software vendors, relevant industry Year 2000 compliance standards and the specific functionality and operating environments of our products. The tests are run on all supported platforms for each release of our products and include testing for date calculations and internal storage of date information with test numbers starting in 1999 and going beyond the Year 2000. Based on these tests, we believe our products to be Year 2000 compliant.

  Customer claims. We may be subject to customer claims to the extent our products are not Year 2000 compliant. Liability may result to the extent our products are not able to store, display, calculate, compute and otherwise process date-related data. We could also be subject to claims based on the failure of our products to work with software or hardware from other vendors.

  Our external vendors. We have identified and contacted our significant suppliers, significant service providers and sole manufacturer to determine the extent to which our interface systems are vulnerable to those third parties' failures to remediate their own Year 2000 issues. All of our significant suppliers, significant service providers and our sole manufacturer have indicated that they are or are expecting to achieve Year 2000 compliance by December 31, 1999. We are continuing to monitor the progress of third parties that are critical to our business. We cannot be certain that the representations of these third parties are accurate or that they will reach Year 2000 compliance in a timely manner. In the event that any of our significant suppliers, significant service providers or our sole manufacturer do not achieve Year 2000 compliance in a timely manner, and we are unable to replace them with alternate sources, our business would be harmed.

  Our internal business software. During fiscal 1999, we upgraded our internal business software to a version that the software vendor has indicated is Year 2000 compliant. This upgrade has been fully implemented. As a result, we believe that our internal financial systems are Year 2000 compliant. However, if due to unforeseen circumstances, the upgrade fails to store, display, calculate, compute and otherwise process date-related data, the Year 2000 could have a material impact on our operations.

  Our internal non-financial software and equipment. We have taken an inventory of all of our non-financial software and equipment that may be affected by the Year 2000 and have identified the non-financial software and equipment that is critical to our operations. We believe that our non-financial software and equipment will be Year 2000 compliant by the end of 1999. If we are unable to achieve Year 2000 compliance for our major non-financial systems and equipment, the Year 2000 could have a material impact on our operations.

  Costs of addressing Year 2000 compliance. Based on our evaluation, we have not in the past, and do not believe that in the future, we will incur significant expenses or be required to invest heavily in additional computer system improvements to be Year 2000 compliant. We do not believe the cost of addressing the Year 2000 non-compliance issues identified to date will exceed $250,000. However, significant uncertainty exists concerning the potential costs and effects associated with Year 2000 compliance. Any Year 2000 compliance problem experienced by us or our customers could decrease demand for our products, which could harm our business.

  Contingency planning. We have a contingency plan and will continue to monitor our internal communication and management systems.

  Recent legislation. Legislation was recently passed by Congress that purports to limit liability for failure to be Year 2000 compliant. We cannot assure you that this legislation will limit our liability.

  Year 2000 issues affecting our business, if not adequately addressed by us, our significant suppliers, our significant service providers and our sole manufacturer could have a number of "worst case" consequences. These include:

  . our inability to ship our products due to the failure of our sole suppliers, our significant service providers and our sole manufacturer to achieve Year 2000 compliance;
  . claims from our customers asserting liability, including liability for breach of warranties related to the failure of our products and services to function properly; and
  . our inability to manage our own business.

                                    BUSINESS

Overview

  We are a leading provider of next generation Internet infrastructure solutions that are designed to enable e-businesses to meet the demands resulting from the rapid growth of the Internet. Our Web data center products, which include switches, server adapters and software, are optimized to meet the specific challenges of managing Web traffic and provide the high performance and availability of leading networking infrastructure solutions. We refer to this combination of capabilities as Web-working. Our solutions are designed to increase the performance, availability, scalability, manageability and control of Web servers and Web data center infrastructure. We provide our Web-working solutions to e-commerce companies, Web portals, content publishers, Web hosting companies, Internet service providers, server vendors and enterprises.

Industry Background

  The Internet, a vast network of interconnected public and private data networks, has emerged as an important communications and commerce medium for consumers and enterprises. International Data Corporation, or IDC, an industry research firm, estimates that the number of users of the Internet will increase from 142 million in 1998 to 502 million by the end of 2003. With the emergence of faster access technologies such as digital subscriber line, cable modem and wireless, the speed and flexibility with which users are accessing the Internet are also increasing. Furthermore, the advent of the World Wide Web has facilitated the transmission of new, more complex content types, such as graphics, audio and video, significantly expanding the capabilities of the Internet. As a result, a growing number of companies are building business models around the Internet and developing mission-critical business applications. These "e-businesses" include:

  . e-commerce companies, which sell goods or services over the Web;
  . Web portals, which are frequently used starting points for Web browsing; . content publishers, which are Web sites providing information to consumers or business users;
  . Web hosting companies, which house and manage Web sites for other companies;
  . Internet service providers, or ISPs, which largely operate the Internet access and transport networks; and
  . enterprises, such as corporations and universities.

  E-businesses rely on the Web to communicate with customers and suppliers, access and share business information, engage in marketing activities, provide Web-based services and conduct e-commerce transactions. IDC projects that worldwide e-commerce revenue will grow from $50.3 billion in 1998 to $1.3 trillion in 2003.

 Increasing Demands on Web Servers

  The growing use of the Internet as a medium for commerce and mission-critical business applications is placing a significant processing burden on the computer servers, called Web servers, that function as the main repositories of e-business applications and information. As businesses increasingly depend on the Web to conduct operations, Web server availability and performance are becoming increasingly important for generating revenue and communicating with customers and vendors. For example, delayed Web server response times may encourage frustrated customers to pursue business with an on-line competitor or drive them away indefinitely, particularly if the customer has a time-sensitive request. A survey by Jupiter Communications, an industry research firm, showed that 32% of users who have trouble accessing a Web site stop using it or find an alternative. In almost all cases, the availability and performance of Web servers and the quality of a customer's Web site experience directly impact revenue generation capacity for an e-business.

  At the same time, the amount of Web application traffic that servers are required to process is increasing as a result of the growth in the number of e-businesses. Web application traffic involves the exchange of multiple packets of related data associated with a single transaction, often from multiple servers. We refer to these exchanges as "Web sessions." Examples of Web sessions include a user filling a "shopping cart" at an e-commerce site or a business verifying the status of an order from a vendor. The effective management of Web session traffic is extremely complex and can consume a substantial portion of a Web server's processing power.

  In response to the rapid growth and complexity of Internet traffic and the increasingly mission-critical nature of Web applications, e-businesses are buying Web servers at an increasing rate. IDC estimates that corporate spending on Internet servers will increase from $1.6 billion in 1998 to $5.9 billion in 2002. In addition, to facilitate the increase or "scaling" of Web server capacity, e-businesses are dividing applications among multiple function-specific servers to identify and isolate server bottlenecks more easily and add additional server resources without disrupting the entire application. E-businesses are also building redundant groups of Web servers, called server farms, in multiple locations in an attempt to minimize downtime. The need to quickly and cost-effectively scale applications across multiple servers and server farms without affecting users has created significant operational and economic challenges for e-businesses. Furthermore, the growing number of Web servers, along with the additional infrastructure equipment required to interconnect these servers, has increased the complexity of Web data centers and is presenting significant management challenges. The inability of an e-business to manage Web data centers effectively can result in lost revenues and disappointed customers.

 Limitations of Existing Infrastructure Equipment

  The rapid growth in Web session traffic and the increase in the complexity of Web data centers are creating a need for advanced Internet traffic management solutions. Traditional networking equipment, consisting of devices known as switches and routers, generally lacks the capability to manage Web session traffic. The routers and switches that largely comprise the Internet communications infrastructure today process traffic at the Internet Protocol, or IP, layer of the Open System Interconnect, or OSI, reference model, a model used to characterize communications between computers. The IP layer is also known as Layer 3. In Layer 3 communications, data is processed in individual, discrete packets. Each data packet on its own does not carry information about the status of a Web session or information regarding the specific type of content requested from a Web server by a user. To direct traffic on the basis of Web session information, a device must be able to combine related packets and process information contained at Layers 4 and above in the OSI reference model, which we refer to as the Web session layers. To permit the management of Web session traffic and to improve the manageability and scalability of Web server farms, e-businesses are implementing new Internet traffic management appliances that are capable of operating at Web session layers. These Internet traffic management appliances include:

  . Local server load balancers, which group a number of Web servers at the same location into a large virtual server, monitor the status and usage, or "load," on the actual servers and direct user requests to the best performing and most available server;
  . Global server load balancers, which enable geographic distribution of Web servers and content to speed the access to information by determining the geographical location of a requesting user and directing the user's request to the best performing, most available and closest server farm that contains the requested information;
  . Bandwidth managers, which improve the performance, reliability and effective capacity of a Web server farm by classifying, prioritizing and controlling server traffic based on application type, user identity, destination Web site, content type and other characteristics; and
  . Non-server load balancers, which provide load balancing for "in-line devices," or devices that are located directly in the traffic path between users and Web servers. Examples of in-line devices commonly used in a Web data center include firewalls and transparent caches. Firewalls filter and pre-process traffic entering and exiting a network to enforce security. Transparent caches store copies of previously requested information from remote Web servers, transparently intercept user requests to the Internet and fulfill the requests with locally-stored information to reduce wide area network usage and to accelerate user response time.

  While these existing Internet traffic management appliances are capable of performing Web session management functions, they are typically built on PC-based platforms and commercial operating systems that generally lack the combination of performance capabilities, high availability and scalability required to support mission-critical Web data centers. These Internet traffic management appliances rely principally upon a centralized processor, such as a PowerPC or an Intel Pentium, to perform Web session management functions. As Web traffic increases in volume and complexity, the performance of centralized processor-based appliances generally declines. Most existing appliances are single-function devices that do not integrate multiple functions, such as local and global load balancing, into a single device. If multiple Web traffic management functions are to be implemented, this lack of integration adds to the complexity and management challenges of Web data centers.

                     Current Web Data Center Infrastructure

[Description of Graphic: Graphic depicts components of the current Web data center infrastructure. It depicts the Internet in the lower right hand corner. Connected to the Internet are Web data center infrastructure components, including multiple Web servers which are connected to Layer 2/3 Web data center switches, load balancers, bandwidth managers and firewalls as components. A stop sign is depicted on the right hand side of each type of component.]

 New Requirements of the Web Data Center

  As e-businesses attempt to scale their Web server infrastructure to accommodate the growth in Web session traffic, improving the reliability and performance of Web data centers is driving a new set of requirements for Internet infrastructure solutions. These solutions should offer:

  High Speed Packet and Web Session Switching. Because Web data centers increasingly have a multi-tiered, application-specific server structure, infrastructure equipment must support traffic not only between Web servers and end users but also among servers within the Web data center and between Web data centers. In addition, the increasing amount of Internet traffic and, in particular, the increasing amount of bandwidth-intensive audio and video traffic are driving the need for high-speed connectivity within the Web data center. Increasingly, Web data center infrastructure solutions must be capable of supporting multiple Fast Ethernet, or 100 megabits per second, and Gigabit Ethernet, or 1,000 megabits per second, connections. Ethernet is the predominant data transmission technology for local area and wide area networks. Next generation Web data center infrastructure solutions must be able to manage data packets and Web sessions at these high data transmission speeds.

  Scalability and Manageability. Next generation Web data center infrastructure solutions should be scalable and upgradable within the rapidly growing Web data center environment with minimal downtime and administrative complexity. Given the rapid growth in Internet applications and the emergence of new content types, next generation Web data center infrastructure solutions must meet today's performance requirements while providing an architecture that can be managed easily and expanded cost-effectively as a business grows.

  High Availability. To support the increasing mission-criticality of e-business applications, next generation Web data center infrastructure solutions must be designed to ensure high system uptime for the Web data center. This includes redundancy and automatic recovery, known as "failover," in the event of an outage at the application, content, server, server link, switch or network level. Furthermore, these solutions should ensure Web data center availability upon the failure of an in-line device, such as a firewall or cache.

  Bandwidth and Traffic Control. E-businesses increasingly want to apportion and manage bandwidth based on a range of criteria, including Web site, application type, content type, time sensitivity and user identity. The ability to control the allocation and usage of bandwidth and to optimize the usage of network and system resources through traffic redirection helps to ensure that critical applications and key users are assigned the proper resources.

  Cost Effectiveness. Next generation Web data center infrastructure solutions should reduce operating costs by simplifying the provisioning and management of Web data center services. These solutions should also provide Web data center administrators with the ability to relocate, remove and add servers and other infrastructure equipment without service disruption. In addition, e-businesses increasingly seek to capture statistics and accounting data to protect and generate revenue by offering preferential services and verifying service levels.

  To date, networking infrastructure equipment has primarily addressed speed and performance requirements. On the other hand, although existing PC-based Web traffic management appliances have the intelligence to manage Web sessions, they often lack the performance, scalability and reliability required for mission-critical Web data centers. Accordingly, to meet the requirements of their Web data centers, e-businesses increasingly need solutions that integrate the intelligence of Web session management capabilities with the speed and resiliency of leading networking equipment.

The Alteon WebSystems Solution

  We provide next generation Internet infrastructure solutions that are designed to increase the performance, availability, scalability, manageability and control of Web servers and Web data centers. Our Web data center products include Gigabit Ethernet switches, server adapters and software that combine intelligent Web session management with the high performance and availability of leading networking infrastructure solutions. We refer to this combination of capabilities as Web-working.

  We provide our Web-working solutions to e-commerce companies, Web portals, content publishers, Web hosting companies, Internet service providers, server vendors and enterprises. Our Web data center switches, which we call Web switches, integrate multiple high-performance Web-working services with greater performance and cost-effectiveness than using a combination of traditional switches and stand alone or single function Internet traffic management appliances. Greater integration can improve our customers' responsiveness to Web users by reducing delay, removing multiple points of potential system failure and simplifying management of the Web data center. It also can reduce the overall capital costs associated with building, maintaining and growing a Web data center. Our server adapters provide Gigabit Ethernet connectivity to servers and can increase their access speed while off-loading server processing tasks. Our switch and adapter architectures are scalable to accommodate a customer's growth. We believe that these features are crucial to e-businesses operating Web data centers today and will become increasingly important in the future.

  Our Web-working solutions are based on our core software and hardware technologies:

  Web OS. All of our Web switches can support our Web OS, a suite of Web traffic control software for e-businesses. Web OS allows Web data center administrators to deploy Web OS features in any combination and to enable new features as new requirements arise. Web OS is designed to offer the following features:

  . Local server load balancing;
  . Global server load balancing;
  . Policy-based traffic redirection, which enables cache, firewall and router load balancing;
  . High availability configurations;
  . Server security; and
  . Bandwidth management.

  Distributed Processing Architecture Using WebICs. Our Web switches implement a distributed processing architecture that is optimized for processing-intensive Web session management. We have developed application specific integrated circuits, or ASICs, which have been designed specifically to address the requirements of the Web data center. Our ASICs, which we call WebICs, are deployed in our Web switches in a distributed architecture with a WebIC at each port or port group, providing dedicated processing capacity. Our current Web switches can support a session switching rate of approximately 74,000 sessions per second on a Fast Ethernet port, which we believe is the maximum session rate possible, or "wire speed," for Fast Ethernet. Our WebICs are also programmable, providing the flexibility to integrate new Web traffic management capabilities through software upgrades.

                 Next Generation Web Data Center Infrastructure

[Description of Graphic: Graphic depicts components of a new generation of Web data center networks. It depicts the Internet in the lower right hand corner. Connected to the Internet are Web data center infrastructure components, including multiple Web servers which are connected to Alteon Layer 2-7 Web data center switches, firewalls and routers as components.]

 The key benefits of our solutions are:

  High-Speed, Web Intelligent Switching. Our Web OS and Web switches combine Fast Ethernet and Gigabit Ethernet connectivity with both Layer 3 data packet forwarding and high-performance Web session switching to provide a broad set of Web traffic control capabilities. By intergrating multiple Web traffic management functions into a single platform, our solutions are designed to reduce the delay created by multiple, single-function appliances located in the data path. Our Alteon 700 Series of Web switches, like our existing families of Web switches, offers robust Web session switching capabilities based on Web OS. In addition, the Alteon 700 Series of Web switches is designed to offer wire speed Web session management across all Fast Ethernet and Gigabit Ethernet ports.

  Rapid and Efficient Scalability. Our Web OS software is designed to let e-businesses scale their Web data center infrastructure as their businesses expand. With Web OS, e-businesses can add Web traffic management functions on an as-needed basis through a software upgrade. In addition, our Web switches are scalable in performance, port density and feature support. Our distributed architecture, which includes a WebIC on every port or port group, is designed to allow the capacity of our Web switches to be increased rapidly and cost-effectively simply by adding more ports.

  System-Level High Availability. Local and global server load balancing capabilities enable our Web switches to monitor the status and performance of each server, server farm and server site and to redirect traffic to alternate servers and Web data centers in the event of a system failure or server overload. All of our Web switches feature automatic failover to redundant switches upon failure. Unlike two port Internet traffic management appliances, our switches also support multiple input and output connections, referred to as "full-meshed topology," with redundant network links.

  Increased Flexibility and Control. Our Web switches give Web data center administrators the ability to select and direct traffic flexibly and transparently through a designated network path or to a specific device or device group based on a defined set of policies, regardless of the original traffic destination. This feature, known as policy-based traffic redirection, helps Web data center administrators optimize network and server resources. In addition, bandwidth management features on our Alteon 700 Series of Web switches are designed to allow Web data center administrators to allocate and prioritize bandwidth to control resource usage.

  Cost Effectiveness. We believe that our Web data center solutions provide significant cost savings for our customers. Our solutions integrate multiple functions in a single Web switch, reducing capital, management and training costs. In addition, because our Web OS software can be implemented incrementally, Web data center administrators can typically deploy additional services without costly hardware upgrades. Our Web data center infrastructure solutions increase Web server efficiency by offloading processing tasks from servers, thereby allowing them to support more users and applications.

The Alteon WebSystems Strategy

  Our objective is to be the leading supplier of Web-working infrastructure solutions. The key elements of our strategy are:

  Extend Early Market Leadership in the Web-working Market. We pioneered Web-working by shipping the first Web switch in February 1998. Our focus on providing infrastructure solutions optimized for managing traffic in the Web data center has enabled us to build a strong position in the Web-working market. Unlike the Layer 3 switching and routing market, which is dominated by a few large companies, we believe the market for solutions optimized for managing traffic at the Web session layers is in its infancy. We believe our infrastructure solutions are among the most comprehensive Web traffic management solutions available today that address the increasingly stringent performance, scalability and reliability requirements of mission-critical Web data centers. We began customer testing of our newest family of Web switches, the Alteon 700 Series, in July 1999 and expect to begin customer shipments of these switches in March 2000. The Alteon 700 Series is

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

designed to extend our performance leadership. Based on product simulations, we believe it will have the ability to process up to 12,000,000 sessions per second per switch, which we believe would be the highest session switching rate in the industry. We believe this capacity, combined with port density of up to 128 Fast Ethernet or 32 Gigabit Ethernet ports, will allow us to provide our customers with a cost-effective and easily-managable upgrade path as they grow their Web data centers.

  Leverage our Web-working Technology Leadership. Acuitive, Inc., an industry research company, has described our Web switches as demonstrating industry leading performance. We offer customers a rich set of value-added Web traffic control functions based on our ability to manage traffic at the Web session layers in parallel on every port. By integrating these functions on a single platform, we believe that our solutions offer higher performance and are more scalable and cost-effective than existing Web traffic management appliances that use standard processors and commercial operating systems. We intend to leverage Web OS and our distributed WebIC architecture to integrate many new traffic control features in our products. We believe that our ability to provide enhanced features using a common platform offers a significant competitive advantage. As an example of our technical leadership, we developed a specification for extending the standard Ethernet frame size to improve the performance of high-speed systems. This technology, known as Jumbo Frames, is supported by Compaq, IBM, Microsoft Corporation, Silicon Graphics, Inc. and other server suppliers. We co-authored a proposal for this capability with UUNET, Juniper Networks Inc. and Packet Engines/Alcatel and submitted it in June 1999 to the Internet Engineering Task Force with the objective of making it an industry standard.

  Build Relationships with Key Companies in the Internet Marketplace. We intend to complement our direct sales force with a broader set of Internet-focused resellers, system integrators and Web service outsourcing leaders. In June 1999, we entered into an agreement with Lucent under which Lucent has the ability to include Alteon Web switches in its carrier network offerings from the InterNetworking System unit. Under this agreement, Lucent can resell our Web switches as part of the "Integrated IP Solutions for Service Providers" program. Our open platform technology program, or Web-Enabled Business Solutions, known as W.E.B.S., was formed to facilitate cooperation among suppliers of products for Web data centers, which is an important component of our distribution and technology integration strategy. Current members of W.E.B.S. include Internet infrastructure providers such as CacheFlow, Inc., Check Point Software Technologies Ltd., Hewlett-Packard Company, Inktomi Corporation, Network Appliance, Inc., Novell Inc. and Sandpiper Networks Inc. We believe that these relationships provide an important competitive advantage by helping us to anticipate industry trends and supply compatible solutions to joint customers. For example, Intermedia Communications Inc. became a customer as a result of our relationship with Inktomi, their cache vendor.

  Increase Penetration of Leading E-businesses. We are focusing our near-term sales and marketing initiatives on leading e-commerce companies, Web portals, content publishers, Web hosting companies, Internet service providers and enterprises. Similar to the way universities led the adoption of router backbones, we believe that these early adopters of Internet technologies will lead the way to widespread adoption of Web-working infrastructure solutions.

  Expand our Supplier Relationships with Leading Server Manufacturers. We believe our ACEnic Gigabit Ethernet server adapter products have helped us establish close relationships with a majority of the leading server vendors. These OEM customers provide us with valuable insights into Web server and Web data center application trends and technologies. Because our Web switches and server vendors' hardware and software offerings target a common environment, the Web data center, we should mutually benefit from increased cooperation in marketing, distribution, service and joint technology development. We plan to broaden our distribution and service relationships with leading server vendors to include not only our ACEnic server adapters but also our Web switch and Web OS products.

  Enhance Customer Service and Support. We believe that our ability to provide high-quality customer service and support is a key factor in attracting and retaining customers. Prior to the installation of our Internet traffic management solutions, our systems engineering team works with customers to analyze and understand their specific network needs. Our worldwide technical support team provides remote support through a full time, or "24x7," help desk and assists our customers with online queries and software upgrades. In addition, we provide consulting services to our customers. We intend to enhance our existing sales and customer service efforts by expanding our system engineering and customer support service organizations on a worldwide basis. Given the increasingly mission-critical nature of our customers' Web data centers, we believe our ability to provide differentiated service and support is a competitive advantage.

Technologies

  All of our Web switches are built on a technology core that consists of our Web OS traffic management software, our distributed processing architecture and our family of WebICs. This technology core forms the basis of our advanced Web switch and Gigabit Ethernet server adapter products, which are designed to optimize Web data center performance, scalability, availability and managability.

 Web OS Software

  Our Web switches run Web OS, a suite of Web traffic management software. These features are designed to offload processing from Web servers, scale Web servers and applications, and increase the availability, managability and control of Web data center infrastructures. In addition to offering a variety of Web traffic management features, Web OS allows our Web switches to communicate with, and be dynamically controlled by, external servers and network management devices. This enables customers with unique traffic management requirements to customize Web OS operations to meet their specific needs. Web OS is easily expandable, allowing customers to purchase and enable additional Web traffic management features as they become available through the use of a simple software key.

 Distributed Processing Architecture

  Our distributed processing architecture is the key to our scalable, high-performance and cost-effective solutions for Web data center traffic management. The distributed processing architecture used in our Web switch products is specifically designed for processing-intensive Web traffic management. With two reduced instruction set computing, or RISC, processors located on every port or port group on the switch, the processing tasks for each Web session are distributed across the four RISC processors at the input and output ports for parallel operations. This not only increases Web session throughput, but also reduces delay as the processing queues are shortened with parallel processing. Our Web switches can support wire speed session switching rates on a Fast Ethernet port which we believe is among the highest session rates in the market. Based on testing conducted by the Tolly Group, we believe that distributed processing also enables our Web switches' performance to increase linearly with additional ports. As a result, administrators can scale their Web data centers by adding servers and router connections without eroding the performance of our Web switch. Because of the significant processing capacity provided by our distributed architecture, future Web traffic management features can be added with minimal performance impact.

 Proprietary WebICs

  Each port on our ACEdirector and ACEswitch 180 Series Web switches has a dedicated WebIC that consists of a hardware-assisted forwarding engine and two RISC processors. Two additional centralized RISC processors provide support for switch-wide management functions. On each port, the WebIC forwarding engine handles hardware-assisted packet forwarding, and the two RISC processors handle Web traffic management functions, such as load balancing and traffic redirection, in addition to traditional Layer 3 packet forwarding. Background processing tasks, including Simple Network Management Protocol, or SNMP, routing updates, server monitoring and global server site performance updates, are provided separately by the two centralized management RISC processors. In our current generation of Web switches, up to ten WebICs are interconnected, which permits up to 20 RISC processors to be cost-effectively implemented in a single Web switch. We believe that this could enable our current generation of Web switches to process up to 296,000 sessions per second. We believe that the performance and scalability enabled by the integration of RISC processors into our WebICs significantly differentiates our Web traffic management products.


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

  Our Alteon 700 Series, which is currently being tested by our customers, is designed to improve on our current generation of Web switches by integrating a new one million gate WebIC. This new WebIC also has two RISC processors that exclusively support service-specific features. The WebIC implements traditional Ethernet and Layer 3 packet switching, as well as processing-intensive Web session layer functions, directly in hardware rather than handling them in software within the RISC processors. For example, in implementing server load balancing, only Web session setup, which consists of selecting the best server based on the user-configured load balancing algorithm, is performed by the RISC processors. Once the server is identified, all packets in the same Web session are switched to the selected server using hardware only, bypassing the RISC processors. This means that the two RISC processors have significant excess capacity, permitting the addition of new capabilities in the future. This new WebIC is also capable of extracting information embedded in the data portion of packets, a capability known as Web content parsing, which allows processing-intensive features such as the following to be implemented with minimal performance impact:

  . URL-based load balancing, which is the ability to redirect Web sessions to servers based on the uniform resource locator, otherwise known as a URL, or Web address;
  . SSL session-identifier load balancing, which is the ability to load balance SSL sessions to specific Web servers based on the session identifiers embedded in the secure sockets layer, or SSL, a popular protocol. SSL is used for e-commerce data encryption; and
  . cookie load balancing, which is the ability to direct Web sessions to servers based on a unique Web user identifier, referred to as a cookie. Cookies are widely used by portals and e-commerce sites to offer differentiated personal services.

  As e-commerce applications embed more and more user-specific information in a Web session, we believe that high-speed Web content parsing will become increasingly important. Our new WebIC also implements traffic-prioritization support in hardware, while granular bandwidth management tasks such as usage metering and bandwidth control are implemented in the two RISC processors. In the high-end model of our Alteon 700 Series, the Alteon 714, up to 34 of our new WebICs will be interconnected. This is designed to enable data throughput rates of up to 12,000,000 Web sessions per second.

  Our current-generation WebIC is also used across our ACEnic Gigabit Ethernet server adapter line. The two embedded RISC processors are used to implement many intelligent server offload functions. Our WebIC allows our ACEnic to be highly effective in reducing host central processing unit, or CPU, utilization. This frees up Web server processing cycles for applications. This capability has resulted in this product being chosen by many high-end server vendors, including IBM, Compaq, Hewlett-Packard, Network Appliance and EMC Corporation, as part of their networking solutions.

Products

 Web OS Software

  Web OS offers a rich set of features that can be implemented as needed, providing Web data center administrators control of Web data center traffic without sacrificing performance. Web OS includes local and global server load balancing, policy-based traffic redirection, high availability configurations, bandwidth management and server security services as well as a full complement of Web switch management capabilities. Web OS was introduced in February 1998 and is implemented on our ACEdirector 2 and 3 and Alteon 180 Series and the new Alteon 700 Series of Web switches.

  Local Server Load Balancing. This feature allows network administrators to transparently distribute Web session traffic across a group of physical servers at the same location, thereby creating one large virtual server. This allows Web data center administrators to scale Web application performance by simply aggregating more servers, with no changes required to the application or to the user's configuration. By continuously monitoring server, application and content status and server load, this function ensures that traffic is sent to the best-performing servers. For each Web session request received, a Web switch running Web OS identifies the

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

desired application and the target server group based on information in the headers of the session request and, if appropriate, the URL, SSL session identifiers or cookie embedded in the session request. Web OS identifies the best server within the target server group to handle each Web session using one of its load balancing algorithms. Web OS can also interface with external programs running on a server or a management device to dynamically change its server selection method.

  Global Server Load Balancing. Web OS global server load balancing allows content and servers to be distributed to locations around the world and directs user requests to the best locations based on Web server and Web data center performance, proximity to the client and Web server response time. If a Web data center has suddenly failed or is overloaded, requests are redirected to the next best location to help ensure application availability. Each Web switch participating in global server load balancing monitors the status, response time and performance of all the other load balancing locations and exchanges its measurements with the Web switches in those locations. With a complete and global view of each location's status and performance, the Web switch running Web OS directs requests to locations near each requesting user in proportion to their available capacity. As a result, the best performing locations receive more connection requests than other locations, in proportion to their ability to handle additional requests. This is designed to optimize response times and provide consistent user performance.

  Policy-based Traffic Redirection. This feature allows Web data center administrators to use powerful filtering capabilities available in Web OS to intercept traffic based on a variety of Web session attributes and redirect the traffic to a designated Web server or server farm. Filters can be configured based on source and destination IP address or Web session addresses. When traffic is redirected to a server farm, a Web switch running our Web OS software automatically performs load balancing across the server farm. The following are examples of policy-based traffic redirection:

  . Web Cache Redirection. This feature enables the use of transparent Web caches without placing them in the data path. A Web switch running Web OS can be configured to redirect outgoing Web traffic to a cache or cache farm. By analyzing Web requests based on the embedded URL, Web OS further improves cache server efficiency by only redirecting to the cache requests for cachable objects from cachable sites. When a Web switch is instructed to redirect traffic to a cache farm, the switch employs an algorithm to load balance Web requests across the individual caches while maximizing cache hits. Cache servers are continually monitored and requests are forwarded either to a backup cache or directly to the Internet upon a cache failure or overload.
  . Firewall and Router Load Balancing. Web data center administrators can also use redirection filters to extend the scalability and availability benefits of server load balancing to in-line packet processing devices, such as firewalls and routers, thereby increasing overall Web data center throughput. For instance, application redirection enables a firewall or router in standby mode to become fully active and available to process its share of traffic with no software or hardware change. This feature not only increases Web data center performance but also increases a customer's return on invested capital, because these devices would otherwise be inactive until failures occur in the primary firewall or router.

  High Availability. We have designed all Web OS services to enable ongoing service in the event of any Web data center infrastructure failure involving a firewall, cache, server, application, content or even an entire server farm or network failure. In addition, redundant Web switches running Web OS can be deployed in an "active-active" configuration with multiple "peer" switches sharing Web session processing load. Upon detection of a peer switch failure, a healthy switch automatically assumes the failed switch's load to prevent service outage. Additionally, Web switches support full-meshed topologies, eliminating system-wide single points of failure that can occur with standalone, two-port Internet traffic management devices.

  Bandwidth Management and Class of Service (CoS). These capabilities provide bandwidth control for traffic entering and leaving Web servers. Because our Web switches are designed to connect directly to servers, they are positioned to meter server input and output and to control bandwidth usage. This feature allows e-businesses to record a variety of traffic statistics for accounting, service level agreement reporting and capacity planning.

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

  Server Security. This feature automatically protects Web servers against unwanted intrusion by discarding illegitimate sessions. This function also supports access control filtering and generic network address translation to allow implementation of private Internet addresses.

 Web Switches

  ACEdirector Series. Our ACEdirector product line represents our first series of stackable, fixed configuration Web switches. Based on our WebIC technology and distributed processing architecture, the ACEdirector Series supports Ethernet and Layer 3 switching and most Web OS Internet traffic control features. The ACEdirector Series includes the ACEdirector 2 and ACEdirector 3 products. The ACEdirector 3 supports more memory than the ACEdirector 2, enabling expanded network configurations. Both products offer eight Fast Ethernet ports, with the ACEdirector 3 supporting one additional Gigabit Ethernet port. We began shipping our ACEdirector product line in April 1998.

  Cache Director. Our Cache Director is a Web traffic management appliance designed to provide single-function, policy-based traffic redirection, at an entry-level price. The Cache Director incorporates the same WebIC technology as our ACEdirector Series and is based on the same distributed processing architecture as all of our Web switches. We have shipped this product since December 1998.

  Alteon 180 Series. Like our ACEdirector series, our Alteon 180 Series is stackable, with fixed-configuration Web switches. The Alteon 180 Series consists of the Alteon 180, which supports Ethernet and Layer 3 switching, and the Alteon 180Plus, which is additionally configured with Web OS functions to enable advanced Web traffic management features. The Alteon 180 Series supports nine Gigabit Ethernet ports, eight of which provide a Fast Ethernet option and automatically select the appropriate speed based on the connection. We have shipped Alteon 180 Series products since February 1998.

  Alteon 700 Series. Our Alteon 700 Series represents our most advanced offering of Web switches and was developed using our next-generation WebIC technology. In July 1999, we began customer testing of our Alteon 700 Series and we expect to begin customer shipments of these switches in March 2000. Like our existing families of Web switches, the Alteon 700 Series offers robust Web session switching capabilities using our suite of Web OS software products. In addition, with the advanced processing capabilities of our new generation WebIC, the Alteon 700 Series of Web switches enables high performance Web session management for a large number of switch ports, an important capability for rapidly growing e-business Web data center implementations. The Alteon 700 Series is comprised of the Alteon 708 and the Alteon 714. The Alteon 708 can support up to 64 Fast Ethernet or 16 Gigabit Ethernet ports in flexible combinations while the Alteon 714 can support up to 128 Fast Ethernet or 32 Gigabit Ethernet ports. Both the Alteon 708 and the Alteon 714 are housed in modular switch chassises, providing multiple slots for mixed connectivity. The Alteon 700 Series is designed to offer wire speed packet and session switching throughput in all Fast and Gigabit Ethernet ports. All removable components are interchangeable between the 708 and 714 products, enhancing our customers' flexibility and ability to leverage their existing infrastructure investment. The Alteon 708 offers physical redundancy, including power supplies and management modules, while the Alteon 714 also offers redundant core semiconductor interconnections. Both switches can support all Web OS functions.

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

  The following table summarizes the features and performance capabilities of our Web switches:

                                                                      Alteon 180
                            ACEdirector 2/3     Cache Director           Plus             Alteon 708         Alteon 714
                          ------------------- ------------------- ------------------- ------------------ ------------------
Maximum Configurations..  8 Fast Ethernet;    8 Fast Ethernet     8 selectable        Up to 64 Fast      Up to 128 Fast
                          ACEdirector 3                           10/100/1000         Ethernet or 16     Ethernet or 32
                          also supports 1                         Ethernet plus 1     Gigabit Ethernet   Gigabit Ethernet
                          Gigabit Ethernet                        Gigabit Ethernet
                          port                                    port

Web Session Switching ..  Yes                 Yes                 Yes                 Yes                Yes

Sessions per Second per
Port (approximate)......  74,000              74,000              74,000              74,000             74,000
                                                                                      (Fast Ethernet)    (Fast Ethernet)
                                                                                      740,000            740,000
                                                                                      (Gigabit Ethernet) (Gigabit Ethernet)

Sessions per Second per
Switch (approximate)....  296,000             296,000             296,000             6,000,000          12,000,000

Modularity..............  Stackable           Stackable           Stackable           Modular            Modular
                          Fixed configuration Fixed configuration Fixed configuration 4 input/output     8 input/output
                                                                                      slots for mixed    slots for mixed
                                                                                      connectivity       connectivity

Physical Redundancy.....  None                None                None                Physical           Physical
                                                                                      redundancy,        redundancy,
                                                                                      including power    including power
                                                                                      supplies and       supplies,
                                                                                      management         management
                                                                                      modules            modules and
                                                                                                         redundant core
                                                                                                         semiconductor
                                                                                                         interconnectivity

Fabric Capacity.........  8 Gbps              8 Gbps              8 Gbps              90 Gbps            180 Gbps

Per Port List Price
Range of Fully-
Configured System         Fast Ethernet:      Fast Ethernet:      Fast and Gigabit    Fast Ethernet:     Fast Ethernet:
(U.S.)..................  $1,375              $687                Ethernet:           $387-$583          $350-$545
                          Gigabit Ethernet:                       $1,667-$2,444       Gigabit Ethernet:  Gigabit Ethernet:
                          $2,000                                                      $2,149-$2,930      $2,042-$2,824

  The session per second per port performance for the Alteon 708 and Alteon 714 are design objectives that have been verified through design simulation.

  The session per second per switch performance is based on internal testing and extrapolation of port performance data.

 ACEnic Gigabit Ethernet Server Adapters

  We shipped the industry's first Gigabit Ethernet server adapter, the Alteon ACEnic, in July 1997. In 1998, according to IDC, Alteon was the market share leader with ACEnics garnering 47% of the Gigabit Ethernet adapter market.

  The key design principle of the ACEnic is to offload processing from the server CPU onto the ACEnic server adapter to free up server central processing unit, or CPU, capacity for application processing. Our ACEnic features a WebIC with two built-in RISC processors that enables it to offload network processing from the server, provide downloadable updates and support value-added feature enhancements.

  We believe our ACEnic server adapters are among the best performing in the industry. Industry-leading server performance results have been publicized by a number of companies using our ACEnic server adapters. For example, Microsoft has stated that it has demonstrated 920 Mbps throughput on a single-CPU Pentium II Xeon server (400MHz), and IBM has announced 989 Mbps throughput for an RS/6000 platform using our ACEnic server adapter.

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

  The ACEnic is currently available for Peripheral Component Interconnect, or PCI bus, and Sun bus, or Sbus, with software drivers available for leading operating systems such as Microsoft NT 4.0 and Windows 2000, Sun Solaris and Solaris x86, Linux and FreeBSD. A number of our OEMs have written drivers for many other operating environments, including:

  . AIX, OS/400 and OS/390 from IBM;

  . Tru64, NT (Alpha) and OpenVMS from Compaq;

  . IRIX from SGI; and

  . Mac OS from Apple Computer, Inc.

  We believe that the breadth of operating systems that we support and the software drivers written by our server and other OEM partners will continue to be a strong asset as Gigabit Ethernet is increasingly deployed in volume during the next few years.

  Our ACEnic server adapters, as well as all of our Web switches, support Ethernet frame sizes above the standard 1,500 bytes, known as Jumbo Frames. Jumbo Frames is an optional performance extension to Ethernet that we propose to Gigabit Ethernet solution providers. Using larger frame sizes during large block transfers minimizes consumption of server processing capacity. In publicly-conducted performance tests, Jumbo Frames has been shown to significantly increase server throughput. Importantly, among the top 33 SPECweb96 Web server performance results published in April 1999, 10 of them were achieved by Web servers connected with Alteon ACEnics and Alteon 180 switches running Jumbo Frames. SPECweb96 is an industry software benchmark designed to measure a system's ability to act as a World Wide Web server for static pages. For this reason, almost all of our ACEnic OEM partners have implemented Jumbo Frame support in their drivers. We believe that the widespread endorsement of Jumbo Frames among high-speed adapter suppliers will be a significant advantage for our Web switches in server farm networks.

Customers

  Our customers consist of e-commerce companies, Web portals, content publishers, Web hosting companies, Internet service providers, server vendors and enterprises. The following companies have purchased at least $100,000 of our products:

  3Com Corporation                   France Telecom (France)
  Agence France-Presse (France)      Fujitsu Limited (Japan)
  Airtel Movil S.A. (Spain)          Gigamedia (Taiwan)
  Auspex Systems, Inc.               Globix Corporation
  BellSouth.net, Inc.                Helsinki Telecom (Finland)
  Cable & Wireless Hong Kong         Hewlett-Packard Company
  Telecom Ltd.                       Hutchinson Telecommunications (Hong Kong)
  Cable & Wireless Plc (UK)          Limited
  China Telecom (Hong Kong) Ltd.
  Christopher Newport University     iBeam, Inc.
                                     IBM Corporation
  Compaq Computer Corporation        Inktomi Corporation
  Concentric Network Corp.           Intermedia Communications Inc.
                                     Korea Telecom Corp.
  CTC Bulldog, Inc.
  Dacom Corporation (Korea)          Lyonnaise Cable (France)
  Daewoo Securities Co., Ltd.        Microsoft Corporation
  (Korea)                            M-Web Co. (South Africa)
  Datek Online Brokerage Services    N2H2, Inc.
  LLC                                NEC Corporation
  Diamond Cable/NTL Incorporated     Network Appliance, Inc.
  (UK)                               Nowcom Corp., Ltd. (Korea)
  Digex, Incorporated                Northern Telecom Netgear
  DLJdirect, Inc.                    NTT Data Corporation (Japan)
  Dun & Bradstreet Corp.             Samsung Security (Korea)
  EMC Corporation                    Sandpiper Networks, Inc.
  Exodus Communications, Inc.
  Fleet Numerical Meteorology and
   Oceanography Center
  Flycast Communications
  Corporation

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

  Sharp Corporation                  Uni2 (Spain)
  Siemens Nixdorf                    UUNET Technologies, Inc.
                                     VivaNET Pty Ltd. (Australia)
  Sight & Sound Software, Inc.       Visitalk.com

  Sonera (Finland)                   Woolwich Plc (UK)
  Sun Microsystems, Inc.
  Telefonica S.A. (Spain)

  We sell our Gigabit Ethernet server adapters primarily to original equipment manufacturers, or OEMs. The following OEMs have purchased more than $100,000 of our server adapters:

  3Com Corporation                   Hewlett-Packard Company
  Auspex Systems, Inc                IBM Corporation
  Compaq Computer Corporation        NEC Corporation
  EMC Corporation                    Network Appliance, Inc.

  In fiscal 1999, sales to 3Com accounted for 14% of net sales, sales to IBM accounted for 10% of net sales and sales to Hewlett-Packard accounted for 10% of net sales. In the first quarter of fiscal 2000, no individual customer accounted for 10% or more of our net sales. We expect that revenues from a relatively small number of customers will continue to account for a significant portion of revenues. Unless and until we diversify and expand our customer base, our future success will significantly depend upon the timing and size of future purchase orders from our largest customers.

  Sales to customers outside of the United States accounted for approximately 15% of net sales in fiscal 1997, 29% in fiscal 1998, 25% in fiscal 1999 and 37% in the first quarter of fiscal 2000.

  The following examples illustrate how some of our customers have successfully used our products to enhance service offerings.

  Dacom Corporation. Dacom is the second leading telecommunications carrier and the leading Internet service provider in Korea. The company was named by Data Communications Magazine as the best business Internet service provider in Asia Pacific and is currently the most profitable ISP in Korea. According to Dacom, a key reason for the company's success as an e-business is their aggressive application of advanced technologies in their Internet infrastructure to improve customer service and control costs. Dacom began deploying Alteon's Web switches in May 1998 to enable transparent caching on their Trans-Pacific link. To enable caching without requiring their customers to modify their browsers to send traffic to the cache, we installed an Alteon 180Plus next to the transit router. This Web switch transparently intercepts non-domestic outbound traffic and redirects it to the cache. As a result, Dacom has reduced bandwidth cost by 30% per month and, more importantly, improved their customers' response time. Dacom has purchased over 40 Alteon Web switches and is deploying them in all of their caching locations. Dacom also uses our Web switches to load balance all of their servers, including file transfer, mail, news and domain name service servers, for high availability and server capacity scaling. Dacom has also installed our Web switches to offload access list processing from their expensive backbone routers. Dacom recommends Alteon Web switches to their co-location customers for load balancing and traffic redirection.

  Sandpiper Networks, Inc. Sandpiper Networks provides an outsourced service, helping Web publishers distribute their content reliably around the globe over Sandpiper's content delivery network. To implement this service in a manner that can scale and is completely reliable, Sandpiper has developed and integrated a hardware and software solution called Footprint. In a FootPrint Content Distributor location, an Alteon WebSystems ACEdirector connects to Sandpiper customer Web cache servers that store their customers' content. The ACEdirector is used for automatic failover. The ACEdirector evenly distributes incoming requests between the two Web cache servers. It periodically executes a comprehensive check of the Web cache server hardware and software to determine if the Content Distributors are performing properly. If there is a failure, or significant degradation in server performance, the AceDirector will direct all traffic to the best-performing server. The ACEdirector is also capable of evenly distributing incoming requests among the servers in the farm. Sandpiper has deployed over 50 Alteon ACEdirectors for their service. As W.E.B.S. members, Sandpiper and Alteon also engage in joint product development activities that are intended to enable Sandpiper to enhance their product offerings.

  Concentric Network Corp. Concentric Network Corp. is a leading Internet service provider that provides value-added IP network and Web hosting services for large and small businesses. Concentric operates an extensive backbone network that interconnects more than 20 SuperPOPs in the United States that provide nationwide coverage for dial, digital subscriber line and T1/T3 connectivity. In addition, Concentric operates four Web hosting data centers around the United States. Concentric has many hundreds of co-located or managed servers. In an effort to provide its customers with high availability, fault tolerance and scalability for their server-based applications, Concentric introduced new local and distributed server environment services. Concentric sought to offer these services through a uniform switching architecture, with a low cost of deployment per customer and the ability to support a redundant failover configuration. To meet these challenges, Concentric has already deployed 16 Alteon Web switches in redundant configurations in the majority of its data centers. Our Web switches provide Gigabit Ethernet connectivity for their data center routers and the Ethernet switches used to connect servers. Our Web switches are also used to load balance traffic between multiple customer Web servers and to provide rapid failover services in the event of a port, link, switch or server failure. The ACEdirectors also provide Concentric with automatic and transparent redirection of any IP traffic type based on specific traffic engineering needs. Using our Web switches, Concentric successfully launched its Local Server Environment services with 99.97% service level guarantees and a low cost of deployment. Concentric also uses our Web switches to load balance servers supporting its consumer dial service.

  While the customers mentioned above have successfully used our products to enhance their service offerings, of those customers that have implemented our products, not all of these customers have implemented our products as extensively and successfully.

Marketing, Sales and Customer Support

  We sell our products through our direct sales force, OEMs and resellers. In the United States we sell our products both directly and through OEMs, and internationally we sell our products primarily through resellers. We are actively establishing new sales channels and increasing our direct sales force, both domestically and internationally. Our direct sales teams typically consist of a sales representative covering specific geographic regions and a systems engineer. Our systems engineers provide technical support and implementation expertise during the evaluation process. We expect to significantly increase the number of direct sales personnel in the next six months in order to support and develop leads for our indirect distribution channels and increase the direct sale of our products. This expansion will significantly increase personnel costs and related expenditures. Sales personnel will not be productive immediately and we can not assure you that costs of this expansion will not exceed the revenues generated by the sales personnel.

  To achieve broader and more geographically dispersed distribution of our products, we expect to increase our reliance on OEMs and resellers. For example, in June 1999, we signed an agreement with Lucent under which Lucent has the non-exclusive right to integrate and resell Alteon Web switches with their solution offerings in their "Integrated IP Solutions for Service Providers" program. Lucent is not obligated to resell our products under this agreement. We cannot assure you that our existing OEM and reseller customers will market our products effectively or continue to devote the resources necessary to provide us with effective sales, marketing and technical support. Furthermore, current OEM customers have developed, or may be developing, competitive products, or may have pre-existing relationships with our current or potential competitors which may reduce their efforts in selling our products. We may also be unable to retain current or future OEM customers. Generally, OEM relationships can be terminated with little or no notice. If our relationship with any current or future OEM customers is terminated by either party, we may not be successful in replacing the customer on a timely basis, or at all, with another suitable OEM.

  We sell our Web switches and our Web OS primarily through our direct sales force to e-businesses, including e-commerce companies, Web portals, content publishers, Web hosting companies, Internet service providers, server vendors and enterprises. We sell our server adapters primarily to OEMs. We believe that our customers evaluate our products primarily on the basis of performance, features, manageability and speed of delivery.

  We believe that alliances with vendors of complementary technologies are important in our rapidly-evolving market. As a result, we have established our W.E.B.S. program, which has three components: product interoperation/integration, joint marketing and joint sales. Through this program, we attempt to offer our customers more complete, integrated Web data center solutions. W.E.B.S. members include Internet infrastructure providers such as CacheFlow, Check Point Software Technologies, Hewlett-Packard, Inktomi, Network Appliance, Novell, and Sandpiper Networks. Alliances such as W.E.B.S. and our relationship with Lucent help us to expand our sales effort, penetrate new accounts, and ensure interoperability with industry leading products and compliance with industry standards.

  Once our products are sold to end users, our system engineering team continues to work to address the evolving needs of their networks. We assist our OEMs and resellers in providing support for products they sell. The sales price for all of our products includes a one-year full warranty, and an additional five-year service plan can be purchased separately. Our technical support team provides worldwide support through a help desk and assists our customers with online service updates and software upgrades. We also provide on-site support for critical problem resolution. In addition, we provide a full range of training and consulting services to our customers, including comprehensive network management and performance and capacity analysis to assist in predicting future network requirements. We believe that we have leading customer service and support capabilities and we plan to continue to invest in this area in the future.

Research and Development

  To be successful, we must continue to enhance and build on our WebIC and Web OS technologies and to develop competitive new products. We have assembled a team of highly experienced hardware, software and test engineers and system architects. Our engineering team possesses expertise in the areas of high performance server connectivity, high performance, highly-integrated ASIC and system design and internetworking.

  We take an aggressive, team-oriented approach to product development, with hardware and software engineers working together with product marketing personnel to combine high performance with rapid time-to-market, which we believe are critical to maintaining a leadership position in the Web-working market. Our product development efforts focus on:

  . defining product features;
  . developing product specifications and architecture;
  . implementing design;
  . performing extensive design verification and testing; and . initiating field testing.

  As of December 31, 1999, we employed 64 full-time employees in research and development. During fiscal 1997, we spent $4.8 million on research and development. During fiscal 1998, we spent $8.8 million on research and development. In fiscal 1999, we spent $10.0 million on research and development.

  Our industry is characterized by very rapid technological change, frequent new product introductions and enhancements, changes in customer demands and evolving industry standards. Our existing products will be rendered less competitive or obsolete if we fail to introduce new products or product enhancements that anticipate the features and functionality that customers demand or insure that our products interoperate with current and emerging networking technologies. In the past, we have lost customers to competitors because we were not able to respond to their requests for additional features in a timely fashion.

Manufacturing

  Our manufacturing operations consist primarily of prototype development and quality control. We outsource substantially all of the manufacturing and testing of our hardware platforms to a contract manufacturer, Celestica, on a turn-key basis. We purchase our custom components from third party suppliers and deliver those components to Celestica on a consignment basis for assembly in our hardware platforms. We design and direct Celestica's manufacturing processes with the goal of ensuring compliance with our quality standards and cost improvement initiatives. Our reliance on a single independent manufacturer involves a number of risks, including the absence of adequate manufacturing capacity and reduced control over delivery schedules, manufacturing yields and costs. As our relationship with Celestica develops, manufacturing yields or product performance could be adversely affected due to difficulties associated with adapting our technology and product design to Celestica's process technology and design rules. In addition, Celestica is not obligated to supply products to us for any specific period, in any specific quantity or at a specific price, except as may be provided in a particular purchase order. If Celestica is unable or unwilling to continue manufacturing our components in required volumes, we will have to identify acceptable alternative manufacturers, which could take in excess of six months.

  We purchase several key product components that are contained in our products from only one source and alternative sources for these components are either not currently available or are difficult to develop. The inability to obtain sufficient quantities of these components may result in delays or reductions in product shipments, which would harm our business. For example, the only manufacturer for our WebICs is LSI. The process used to manufacture our WebICs is proprietary to LSI. We do not have a supply agreement with LSI. If LSI terminated our relationship, we would be required to redesign our WebICs to make them compatible with the manufacturing process of a new supplier. We estimate that this process could take as long as 12 months and cost $4.0 million or more.

  In order to maintain our competitive edge, we plan to focus our manufacturing efforts on:

  . new product introduction;
  . building prototypes of new products;
  . ensuring that products are designed for low cost;
  . ensuring that product design and manufacturing processes yield high quality;
  . process design;
  . constant yield improvement;
  . failure analysis of field and factory failures;
  . constant cost reduction;
  . ensuring a very high level of customer satisfaction; and . aggressively managing overhead and component costs to an absolute minimum.

Competition

  We compete in the highly competitive, next generation Internet infrastructure market. We expect competition to intensify in the future. We believe our ability to compete successfully in this market will be driven primarily by the reliability, performance and distinctive features of our products and by the quality of our customer service. We compete with large telecommunications and networking companies including Cisco and Nortel. We expect that, over time, Cisco, Nortel and other large telecommunications companies with significant resources, technical expertise, market experience, customer relationships and broad product lines, will introduce new products which are designed to compete more effectively in this market. For example, Cisco has announced plans to incorporate an Internet traffic management component into their existing LAN switches. These product offerings compete directly with our products. In addition, if Cisco or other large telecommunications companies form alliances with, or acquire companies offering competing Web traffic management products, even if those products do not have capabilities comparable to our products, they would be significant competitors and their activities could cause us to reduce our prices. In addition, a number of other private and public companies offer products designed to address the same problems which our products address. Some of these companies offer products focused on a particular function, such as bandwidth management or load balancing. With respect to a particular function, these products may be superior to ours.

  In order to compete successfully in this emerging market, we need to:

  . continuously improve our time-to-market with new features and capabilities, thus reducing the risk of one traffic management function being made obsolete or less competitive and maintaining a significant barrier to entry;

  . commercialize product features that take advantage of the Web session layers hardware switching and switching-assist capabilities in our next generation WebIC; and
  . build relationships with networking equipment providers that lack
    Internet traffic management solutions.

Intellectual Property

  Our success is dependent upon our ability to develop and protect our proprietary technology and intellectual proprietary rights. We rely primarily on a combination of contractual provisions, confidentiality procedures, trade secrets, and patent, copyright and trademark laws to accomplish these goals.

  We have seven U.S. patent applications pending. It is possible that the patents that we have applied for, if issued, or our potential future patents may be successfully challenged or that no patents will be issued from our patent applications. It is also possible that we may not develop proprietary products or technologies that are patentable, that any patent issued to us may not provide us with any competitive advantages, or that the patents of others will harm our ability to do business.

  We seek to avoid disclosure of our trade secrets, including but not limited to, requiring employees, customers and others with access to our proprietary information to execute confidentiality agreements with us and restricting access to our source code. We also seek to protect our software, documentation and other written materials under trade secret and copyright laws. Despite our efforts to protect our proprietary rights, existing laws and our contractual arrangements provide only limited protection. Unauthorized parties may attempt to copy or otherwise obtain and use our products or technology. Monitoring unauthorized use of our products is difficult and we cannot be certain that the steps we have taken will prevent unauthorized use of our technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States. Expensive litigation may be necessary in the future to enforce our intellectual property rights. Our failure to enforce and protect our intellectual property rights could harm our business.

  We incorporate technology that is licensed from several third parties into our products. These licenses are either perpetual or are for technologies for which alternative sources are generally available. In addition, our WebICs are manufactured using technology owned by LSI. If we lost access to this LSI technology, we would be required to re-design our products and develop or license additional technology.

  We expect that we will be subject to infringement claims as the number of products and competitors in our markets grows and the functionality of products overlaps. In the past, we were involved in trademark litigation over the use of the name and mark Alteon. In addition, in August 1999 we received a letter from Resonate, Inc. alleging that some of our products infringe one of its patents. We do not believe that any of our current products infringe Resonate's patent. However, if this claim, or any similar claims we may receive in the future, cannot be resolved through a license or similar arrangement, we could become a party to litigation. The results of any litigation matter are inherently uncertain. In the event of an adverse result in any litigation with third parties that could arise in the future, we could be required to pay substantial damages, including treble damages if we are held to have willfully infringed, to cease the manufacture, use and sale of infringing products, to expend significant resources to develop non-infringing technology, or to obtain licenses to the infringing technology. In addition, lawsuits, regardless of their success, would likely be time-consuming and expensive to resolve and would divert management time and attention. Any intellectual property dispute also could damage our business by causing us to do one or more of the following:

  . stop selling, incorporating or using our products that use the challenged intellectual property;

  . attempt to obtain from the owner of the infringed intellectual property right a license to sell or use the relevant technology, which license may not be available on reasonable terms, or at all; or

  . redesign those products that use the relevant technology.

Employees

  As of December 31, 1999, we employed 222 employees. Of the total number of full-time employees, 64 were in research and development, 118 were in sales and marketing and business development and 40 were in operations and administration. Our employees do not have any collective bargaining agreement, and we have never experienced a work stoppage. We believe our employee relations are good.

Facilities

  Our corporate headquarters are located in San Jose, California, under a lease that expires in 2003, but which may be renewed for an additional five years. We occupy approximately 48,000 square feet in this facility and sublease approximately 30,000 square feet under a sublease that expires in 2002. We also lease space in Japan and Hong Kong for our sales personnel. We believe that we will need to obtain additional space in the near future and that this additional space can be obtained on commercially reasonable terms.

                                   MANAGEMENT

Directors and Executive Officers

  The following table sets forth information regarding our executive officers and directors as of December 20, 1999.

Name                     Age Position
----                     --- --------
Dominic P. Orr..........  48 Chief Executive Officer, President and Chairman
Joe T. Booker...........  58 Chief Operating Officer, Vice President of Operations and Director
Selina Y. Lo............  40 Vice President of Marketing and Product Management
James G. Burke..........  56 Chief Financial Officer and Secretary
Barton M. Burstein......  47 Vice President of Business Development
Anthony Narducci........  54 Vice President of Worldwide Sales
Shirish S. Sathaye......  38 Vice President of Engineering
Tench Coxe..............  41 Director
Adam Grosser............  38 Director
Andrew W. Verhalen......  43 Director

  Dominic P. Orr has served as our Chairman of the Board since August 1999, as our Chief Executive Officer and President and as a member of our board of directors since November 1996. From April 1994 to October 1996, Mr. Orr served as Senior Vice President at Bay Networks, a computer-networking company. From December 1982 to March 1994, Mr. Orr held various positions at Hewlett Packard Company, a computer and office equipment company, including Director of Marketing and Product Operations in Asia Pacific for its computer systems organization. Mr. Orr holds a B.S. in Physics from the City University of New York, an M.S. in Theoretical Physics and a Ph.D. in Neurophysiology from the California Institute of Technology.

  Joe T. Booker has served as our Chief Operating Officer since December 1999, as our Vice President of Operations since February 1997 and as a member of our board of directors since September 1997. From August 1994 to February 1997, Mr. Booker served as Vice President and General Manager of the Commercial Business Unit at Centillion Networks, Inc., a networking company.

  Selina Y. Lo has served as our Vice President of Marketing and Product Management since September 1996. In 1993, Ms. Lo co-founded Centillion Networks, Inc., a networking company that was acquired by Bay Networks, Inc. in May 1995, and served as Vice President of Product Management and Marketing from May 1995 to July 1996. Prior to Centillion, Ms. Lo served in a variety of product marketing, engineering and sales positions with Network Equipment Technologies, Inc., a networking company and Hewlett Packard Company, a computer and office equipment company. Ms. Lo holds a B.A. in Computer Science from the University of California at Berkeley.

  James G. Burke has served as our Chief Financial Officer and Secretary since October 1998. From April 1997 to October 1998, Mr. Burke worked as an independent consultant. From October 1992 to April 1997, Mr. Burke served as Vice President of Finance and Administration, Chief Financial Officer and Secretary of C-Cube Microsystems, Inc., a semiconductor company. Mr. Burke holds a B.S.E.E. and B.N.S. from the University of Wisconsin and an M.B.A. from Harvard University Graduate School of Business Administration.

  Barton M. Burstein has served as our Vice President of Business Development since August 1998 and has worked at Alteon since January 1997. From January 1995 to January 1997, Mr. Burstein worked at Bay Networks in a variety of positions, including Director of Advanced Technology Sales/ICON. From 1985 to 1994, Mr. Burstein worked at UB Networks, Inc., a networking company, in a variety of positions, including Director of Latin America and Asia Sales. Mr. Burstein holds a B.A. from Antioch College and a Masters in Computer Science from the University of Michigan.

  Anthony Narducci has served as our Vice President of Worldwide Sales since November 1998. From October 1997 to October 1998, Mr. Narducci served as Vice President of Sales for Shomiti Systems, Inc. a networking company. From 1994 to 1997, Mr. Narducci served as Vice President, North American Business Unit at Network Equipment Technologies, Inc., a networking company. Mr. Narducci holds a B.S. in Management from Lehigh University.

  Shirish S. Sathaye has served as our Vice President of Engineering since May 1997. From June 1994 to May 1997, Mr. Sathaye worked at FORE Systems, Inc., a networking company, in a variety of positions, including Product Group Director. From June 1986 to May 1994, Mr. Sathaye worked at Digital Equipment Corporation, a computer company, in a variety of positions, including Principal Engineer. He has published several technical papers, and has numerous patents issued and pending on high-speed network design and performance analysis. Mr. Sathaye holds a Ph.D. in Computer Engineering from Carnegie Mellon University.

  Tench Coxe has served as a member of our board of directors since May 1996. Mr. Coxe has served as a managing director of the general partner of Sutter Hill Ventures, a venture capital investment firm in Palo Alto, California, since 1989. From 1984 to 1987, Mr. Coxe served as a Director of Marketing and in other management positions with Digital Communications Associates, a telecommunications company. Mr. Coxe currently serves on the board of directors of Clarus Corporation, Copper Mountain Networks, Inc., Edify Corporation and NVidia Corporation. He holds a B.A. in Economics from Dartmouth College and an M.B.A. from Harvard University Graduate School of Business Administration.

  Adam Grosser has served as a member of our board of directors since June 1999. Since February 1997, Mr. Grosser has held various positions with At Home Corporation, including Senior Vice President. Prior to that time, Mr. Grosser was the President and Chief Executive Officer of Catapult Entertainment, Inc., a provider of networking services for personal computers and console video games that he co-founded in April 1994 and sold in November 1996. Catapult filed a voluntary petition for bankruptcy under Chapter 11 of the U.S. bankruptcy code in October 1996. This filing was made in connection with the acquisition of Catapult by Mpath Interactive, Inc., which occurred following conclusion of this bankruptcy filing in November 1996. From August 1993 to April 1994, Mr. Grosser was the Senior Vice President of New Media at Sony Pictures. From August 1990 to August 1992, he was the General Manager of the New Media Group at Lucas Arts Entertainment. Mr. Grosser holds B.A., M.S. and M.B.A. degrees from Stanford University.

  Andrew W. Verhalen has served as a member of our board of directors since May 1996. Mr. Verhalen has been the general partner of the general partner of Matrix Partners, a venture capital investment firm, since April 1992. Prior to joining Matrix, Mr. Verhalen held senior management positions at 3Com Corporation and Intel Corporation. Mr. Verhalen currently serves on the board of directors of Copper Mountain Networks, Inc., Phone.com, Inc. and WatchGuard Technologies, Inc. He also serves on the boards of several private technology companies. Mr. Verhalen holds B.S.E.E., M.Eng. and M.B.A. degrees from Cornell University.

  Our executive officers are appointed by the board of directors and serve until their successors are elected or appointed. There are no family relationships among any of our directors or executive officers. No director has a contractual right to serve as a member of our board of directors.

Board Committees

  . Audit Committee. Our audit committee, consisting of Mr. Coxe, Mr.
    Verhalen and Mr. Grosser, reviews our internal accounting procedures and consults with and reviews the services provided by our independent auditors.
  . Compensation Committee. Our compensation committee, consisting of Mr.
    Coxe, Mr. Verhalen and Mr. Grosser, reviews and recommends to the board of directors the compensation and benefits of all our officers and establishes and reviews general policies relating to compensation and benefits of our employees.

Election of Directors

  We have authorized five directors. Under the terms of our certificate of incorporation, our board of directors is divided into three classes as follows:

  . class I directors, whose term will expire at the annual meeting of stockholders to be held in 2000;

  . class II directors, whose term will expire at the annual meeting of stockholders to be held in 2001; and

  . class III directors, whose term will expire at the annual meeting of stockholders to be held in 2002.

  Our class I directors are Mr. Booker and Mr. Verhalen; our class II directors are Mr. Orr and Mr. Coxe; and our class III director is Mr. Grosser. At each annual meeting of stockholders after the initial classification, the successors to directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of the board of directors may have the effect of delaying or preventing changes in control or management of Alteon.

Compensation of Directors

  We do not provide cash compensation to members of our board of directors for their services as members of the board or for attendance at committee meetings. Members of the board are reimbursed for some expenses in connection with attendance at board and committee meetings. In June 1999, our non-employee directors, Mr. Coxe, Mr. Verhalen and Mr. Grosser, each received options to purchase an aggregate of 41,250 shares of common stock at an exercise price per share of $5.67. The exercise price was equal to the fair market value of the common stock on the date of grant as determined by the board of directors. These options were fully vested on the date of grant. In August 1999, our non-employee directors each received options to purchase an aggregate of 123,750 shares of common stock at an exercise price per share of $14.00. The exercise price was equal to the fair market value of the common stock on the date of grant as determined by the board of directors. These options vest in a series of equal monthly installments beginning August 2000 and extending through the next three years of service.

Compensation Committee Interlocks and Insider Participation

  The compensation committee is currently comprised of Mr. Coxe, Mr. Verhalen and Mr. Grosser. None of them has at any time been an officer or employee of Alteon. No interlocking relationship exists between our board of directors or compensation committee and the board of directors or compensation committee of any other company, nor has any interlocking relationship existed in the past.

Executive Compensation

  The following table sets forth information concerning the compensation that we paid during the fiscal year ended June 30, 1999 to our Chief Executive Officer and each of our four other most highly compensated executive officers who earned more than $100,000 during that fiscal year. All option grants were made under our 1999 Equity Incentive Plan.

                       Summary Annual Compensation Table

                                                                Long-Term
                                     Annual Compensation      Compensation
                                     -------------------- ---------------------
                                                          Securities Underlying
Name and Principal Position          Salary ($) Bonus ($)        Options
---------------------------          ---------- --------- ---------------------
Dominic P. Orr......................  $175,000       --          375,000
 Chief Executive Officer, President
 and Chairman

Barton M. Burstein..................  $160,000   $40,000          37,500
 Vice President of Business
 Development

Joe T. Booker.......................  $175,000       --              --
 Chief Operating Officer, Vice
 President of Operations
 and Director

Shirish S. Sathaye..................  $160,000       --              --
 Vice President of Engineering

Selina Y. Lo........................  $155,000       --          187,500
 Vice President of Marketing and
 Product Management

  The following table sets forth summary information regarding the option grants made to our Chief Executive Officer and each of our four other most highly compensated executive officers during the fiscal year ended June 30, 1999, our fiscal 1999. The exercise price per share was equal to the fair market value of our common stock on the date of grant as determined by the board of directors. Percentage of total options as set forth below was calculated based on options to purchase an aggregate of 3,909,300 shares of common stock granted under the 1999 Equity Incentive Plan in fiscal 1999. The potential realizable value as set forth below was calculated based on the ten-year term of the option and assumed rates of stock appreciation of 5% and 10%, compounded annually from the date the options were granted to their expiration date based on the fair market value of the common stock on the date of grant.

                       Option Grants in Last Fiscal Year

                                                                             Potential Realizable
                                                                               Value at Assumed
                                      Percent of                                Annual Rates of
                         Number of      Total                                     Stock Price
                         Securities    Options                                   Appreciation
                         Underlying   Granted to                                for Option Term
                          Options     Employees    Exercise Price Expiration ---------------------
Name                      Granted   In Fiscal Year  (per share)      Date        5%        10%
----                     ---------- -------------- -------------- ---------- ---------- ----------
Dominic P. Orr..........  375,000        9.6%          $5.67       6/30/09   $1,336,409 $3,386,723
Barton M. Burstein......   37,500        1.0%          $4.00       6/01/09   $   94,334 $  239,061
Joe T. Booker...........      --         --              --            --           --         --
Shirish S. Sathaye......      --         --              --            --           --         --
Selina Y. Lo............  187,500        4.8%          $5.67       6/30/09   $  668,204 $1,693,361

  The options listed in the table above vest in a series of equal monthly installments beginning from the vesting start date and extending through the next four years of service. See "Benefit Plans" for a description of the material terms of these options.

  The following table sets forth for our Chief Executive Officer and each of our four most highly compensated executive officers information regarding shares acquired upon exercise of options in our fiscal 1999 and the number and value of options held as of June 30, 1999, the last day of fiscal 1999. Options granted to purchase shares of our common stock under our 1999 Equity Incentive Plan are generally immediately exercisable by the optionee but are subject to a right of repurchase pursuant to the vesting schedule of each specific grant. In the event that a purchaser ceases to provide service to Alteon and its affiliates, we have the right to repurchase any of that person's unvested shares of common stock at the original option exercise price. In addition, upon a change of control of Alteon, we have the same right to repurchase any unvested shares of common stock. Amounts shown in the value realized column were calculated based on the difference between the option exercise price and the fair market value of the common stock on the date of exercise, without taking into account any taxes that may be payable in connection with the transaction, multiplied by the number of shares of common stock underlying the option. Exercise prices ranged from $0.05 to $5.67. Amounts shown in the value of unexercised in-the-money options at June 30, 1999 column are based on a price of $19.00, the initial public offering price of our common stock without taking into account any taxes that may be payable in connection with the transaction, multiplied by the number of shares underlying the option, less the aggregate exercise price payable for these shares.

                 Aggregate Option Exercises in Last Fiscal Year

                                                   Number of Securities
                                                  Underlying Unexercised    Value of Unexercised
                                                          Options          In-the-Money Options at
                                                     at June 30, 1999           June 30, 1999
                         Shares Acquired  Value   ----------------------- -------------------------
Name                       On Exercise   Realized   Vested     Unvested   Exercisable Unexercisable
----                     --------------- -------- ---------- ------------ ----------- -------------
Dominic P. Orr..........         --           --         --      375,000  $5,000,000       --
Barton M. Burstein......         --           --         --       37,500  $  562,500       --
Joe T. Booker...........         --           --      31,250      43,750  $1,400,000       --
Shirish S. Sathaye......     300,000(1)  $750,000      9,375     290,625  $5,600,000       --
Selina Y. Lo............         --           --         --      187,500  $2,500,000       --

--------
(1) As of June 30, 1999, approximately 12,500 shares held by Mr. Sathaye were unvested and subject to repurchase by us.

Benefit Plans

 1999 Equity Incentive Plan

  Our board adopted, and our stockholders approved, the 1996 Stock Option Plan in April 1996. The board subsequently amended, and the stockholders approved the amendments to, the stock option plan in 1996, 1997 and 1998. The board amended and restated the stock option plan as the 1999 Equity Incentive Plan in June 1999.

  Share Reserve. We have reserved 18,810,000 shares for issuance under the incentive plan. The share reserve automatically will increase on June 30 every year, starting in 2000, by a number equal to 5% of the outstanding shares on a fully diluted basis. However, no more than an aggregate of 18,810,000 shares will be available for incentive stock options. If stock awards granted under the incentive plan expire or otherwise terminate without being exercised, the shares not acquired pursuant to these stock awards again become available for issuance under the incentive plan. If we repurchase unvested shares issued under stock awards, the repurchased shares become available for reissuance under the incentive plan.

  Administration. The board has delegated the administration of the incentive plan to a committee. The board has the authority to construe, interpret and amend the incentive plan as well as to determine:

  . the grant recipients;
  . the grant dates;
  . the number of shares subject to the award;
  . the exercisability of the award;
  . the exercise price;

  . the type of consideration; and
  . the other terms of the award.

  Eligibility. The board may grant incentive stock options that qualify under
Section 422 of the Internal Revenue Code of 1986, as amended, to our employees, including officers of Alteon or its affiliates. The board may grant nonstatutory stock options, stock bonuses, restricted stock purchase awards, and stock appreciation rights to employees, directors and consultants of Alteon or its affiliates.

  . A stock option is a contractual right to purchase a specified number of our shares at a specified price (exercise price) for a specified period of time.

    . An incentive stock option is a stock option that has met the requirements of Section 422 of the Internal Revenue Code. Such an option is free from regular tax at both the date of grant and the date of exercise. If two holding period tests are met (two years between grant date and sale date and one year between exercise date and sale date), the profit on the option is long-term capital gain income. If the holding periods are not met, there has been a disqualifying disposition, and the difference between the exercise price and the fair market value of the shares on the exercise date will be taxed at ordinary income rates. The difference between the fair market value on date of exercise and the exercise price is an item of alternative minimum tax unless there is a disqualifying disposition in the year of exercise.

    . A nonstatutory stock option is a stock option not meeting the Internal Revenue Code criteria for qualifying incentive stock options and, therefore, triggering a tax upon exercise. This type of option requires payment of state and federal income tax and, if applicable, FICA/FUTA on the difference between the exercise price and the fair market value on the exercise date.

  . A restricted stock purchase award is a right to purchase shares at a price either at or near the fair market value of the shares. A stock bonus, on the other hand, is a grant of shares at no cost to the recipient in consideration for past services rendered. However, we may reacquire the shares under either type of award at the original purchase price (which is zero in the case of a stock bonus) if the recipient's service with us or an affiliate of ours is terminated before the shares vest.

  . A stock appreciation right generally is a right that allows a recipient to elect to receive cash or stock of a value equal to the appreciation of optioned rights. The incentive plan authorizes three types of stock appreciation rights:

    . A tandem stock appreciation right is granted along with a stock option and is subject to the same terms and conditions applicable to the option. It requires the holder to elect between exercising the option (and receiving our shares) or surrendering, in whole or in part, the option and receiving instead cash or stock equal to the appreciation of the shares that are surrendered.

    . A concurrent stock appreciation right also is granted with a stock option and is subject to the same terms and conditions applicable to the option. However, it is exercised automatically at the same time that the recipient exercises the option. Without surrendering any of the shares subject to the option, the recipient receives cash or stock equal to the appreciation of the shares exercised.

    . On the other hand, an independent stock appreciation right is not granted with a stock option, although it generally is subject to the same terms and conditions applicable to nonstatutory stock options. On exercising the independent stock appreciation right, the recipient receives cash or stock equal to the appreciation of the share equivalents that the recipient is exercising.

  Limits on Option Grants. There are limits on the number of shares that can be subject to an option under the incentive plan. First, Section 162(m) of the Internal Revenue Code, among other things, denies a deduction to publicly held corporations for certain compensation paid to specific employees in a taxable year to the extent that the compensation exceeds $1,000,000. The board may not grant options and stock appreciation rights under the incentive plan to an employee covering an aggregate of more than 2,250,000 shares in any calendar year.

  Second, the aggregate fair market value, determined at the grant date, of shares subject to incentive stock options that are exercisable for the first time during a calendar year (under the incentive plan and all other stock plans of Alteon and its affiliates) may not exceed $100,000.

  Option Terms. The board may grant incentive stock options with a per share exercise price of 100% or more of the fair market value of a share of our common stock on the grant date. It may grant nonstatutory stock options with a per share exercise price as low as 85% of the fair market value of a share on the grant date.

  An incentive stock option granted to a person who owns (or is deemed to own) stock possessing more than 10% of our or our affiliates' total combined voting power must have an exercise price of at least 110% of the fair market value of our common stock on the grant date and an option term of five years or less.

  The maximum option term is 10 years. The board may provide for exercise periods of any length in individual option grants, subject to certain restrictions. However, generally an option terminates three months after the optionholder's service with us or our affiliates terminates. If such termination is due to the optionholder's disability, the exercise period generally is extended to 12 months. If such termination is due to the optionholder's death or if the optionholder dies within three months after his or her service terminates, the exercise period generally is extended to 18 months following death.

  Nonstatutory stock options may be transferable, but incentive stock option are not transferable. However, the optionholder may designate a beneficiary to exercise the option following the optionholder's death. Otherwise, option exercise rights will pass by the optionholder's will or by the laws of descent and distribution.

  Terms of Other Awards. The board determines the purchase price of other stock awards, but it may not be less than 85% of the fair market value of our common stock on the grant date. The board may award stock bonuses in consideration of past services without a purchase payment. Shares sold or awarded under the incentive plan may, but need not, be restricted and subject to repurchase by us in accordance with a vesting schedule that the board determines. The board, however, may accelerate the vesting of this restricted stock.

  Other Provisions. Transactions in which we do not receive consideration, such as a merger, consolidation, reorganization, stock dividend or stock split, may change the class and number of shares subject to the incentive plan and to outstanding awards. In that event, the board will appropriately adjust the incentive plan as to the class and the maximum number of shares subject to the incentive plan, the cap on shares available for incentive stock options and the
Section 162(m) limit. It also will adjust outstanding awards as to the class, number of shares subject to these awards and price per share.

  Upon specified changes in control of Alteon as provided under the incentive plan, the surviving entity may assume or replace all outstanding awards under the incentive plan, but generally the vesting and exercisability of outstanding awards to employees will accelerate as to 25% of the unvested shares whether or not the surviving entity assumes or replaces outstanding awards. Awards that are not assumed or replaced will terminate upon the change in control.

  Awards Granted. As of December 31, 1999, we had issued 10,196,477 shares upon the exercise of options under the incentive plan, 915,907 of which had been repurchased and 3,093,309 of which were subject to repurchase; options to purchase 6,369,516 shares at a weighted average exercise price of $11.81 per share were outstanding; and 3,159,914 shares remained available for future grant. As of December 31, 1999, the board had not granted any stock bonuses, restricted stock or stock appreciation rights under the incentive plan.

  Plan Termination. The incentive plan will terminate in 2009 unless the board terminates it sooner.

 1999 Employee Stock Purchase Plan

  In June 1999, we adopted the 1999 Employee Stock Purchase Plan. The purchase plan is intended to qualify as an employee stock purchase plan within the meaning of Section 423 of the Internal Revenue Code.

  Share Reserve. We have reserved 1,500,000 shares of our common stock for issuance pursuant to purchase rights granted to employees of Alteon or its designated affiliates. The share reserve will increase automatically every year for ten years, starting on June 30, 2000, by the greater of:

  . that number of shares equal to 1% of our outstanding shares on a fully diluted basis; or
  . that number of shares that have been issued under the purchase plan during the prior 12-month period.

  The automatic share reserve increase over the ten year period may not exceed 24,000,000 shares.

  Offerings. The purchase plan provides a means by which employees may purchase our common stock through payroll deductions. We implement this purchase plan by offerings of purchase rights to eligible employees. Generally, all full-time employees who have been employed for at least five days before an offering begins may participate in the purchase plan. However, no employee may participate in the purchase plan if immediately after we grant the employee a purchase right, the employee has voting power over, or value of, 5% or more of either our or our affiliates, outstanding capital stock. Under the purchase plan, we may specify offerings of up to 27 months. The first offering began on September 23, 1999, which was the effective date of our initial public offering.

  Purchase Price. Unless otherwise determined by our board, common stock is purchased for accounts of participating employees at a price per share equal to the lower of:

  . 85% of the fair market value of a share of our common stock on the first day of the offering; or
  . 85% of the fair market value of a share on the date of purchase.

  The board may provide that employees who become eligible to participate after the offering begins nevertheless may enroll in the offering. These employees, however, will purchase our stock at the lower of:

  . 85% of the fair market value of a share on the day they were granted a right to purchase shares; or
  . 85% of the fair market value of a share on the date of purchase.

  Other Provisions. Employees may authorize payroll deductions of up to 15% of their specified compensation for the purchase of stock under the purchase plan. Employees may end their participation in the purchase plan at any time up to 10 days before a purchase period ends. Participation ends automatically on termination of employment with us and our affiliates.

  We may grant eligible employees purchase rights under this plan only if the purchase rights together with any other purchase rights granted under other employee stock purchase plans established by us or an affiliate of ours, if any, do not permit the employee's rights to purchase our stock to accrue at a rate that exceeds $25,000 of fair market value of our stock for each calendar year in which the purchase rights are outstanding.

  In case of specified changes of control of Alteon, the board may provide that the successor corporation will assume or replace outstanding purchase rights. Alternatively, the board may shorten the offering and provide that shares will be purchased for participants immediately before the change in control.

  Shares Issued. As of the date of this prospectus, no shares of common stock had been purchased under the purchase plan.

  Plan Termination. The board may terminate the purchase plan following any offering. The purchase plan automatically will terminate when the share reserve is exhausted.

 401(k) Plan

  We maintain a retirement and deferred savings plan, the 401(k) Plan, for our U.S. employees. The 401(k) Plan is intended to qualify as a tax-qualified plan under Section 401(a) of the Internal Revenue Code. The 401(k) Plan provides that each participant may contribute up to the maximum percentage allowable of his or her pre-tax compensation (up to a statutory limit, which is $10,500 in calendar year 2000). Under the 401(k) Plan, each employee is fully vested in his or her deferred salary contributions. Employee contributions are held and invested by the 401(k) Plan's trustee. The 401(k) Plan also permits us to make matching and discretionary contributions, subject to established limits. We have not made any matching contributions to the 401(k) Plan to date.

Limitations of Liability; Indemnification of Directors and Officers

  As permitted by Delaware law, our amended and restated certificate of incorporation provides that no director of ours will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:

  . for any breach of duty of loyalty to us or to our stockholders;
  . for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;
  . under Section 174 of the Delaware General Corporation Law; or
  . for any transaction from which the director derived an improper personal benefit.

  Our amended and restated certificate of incorporation further provides that we must indemnify our directors and executive officers and may indemnify our other officers and employees and agents to the fullest extent permitted by Delaware law.

  In addition, our amended and restated bylaws provide that:

  . we are required to indemnify our directors and officers to the fullest extent permitted by Delaware law, subject to limited exceptions;
  . we may indemnify our other employees and agents to the extent that we indemnify our officers and directors, unless otherwise prohibited by law, our amended and restated certificate of incorporation, our bylaws or agreements;

  . we are required to advance expenses to our directors and executive officers as incurred in connection with legal proceedings against them for which they may be indemnified; and
  . the rights conferred in the bylaws are not exclusive.

  We have entered into indemnification agreements with each of our directors and executive officers. These agreements, among other things, require us to indemnify each director and officer to the fullest extent permitted by Delaware law, including indemnification for expenses such as attorneys' fees, judgments, fines and settlement amounts incurred by the director or officer in any action or proceeding, including any action by or in the right of Alteon, arising out of the person's services as a director or officer of Alteon, any subsidiary of ours or any other company or enterprise to which the person provides services at our request. At present, we are not aware of any pending or threatened litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification would be required or permitted. We believe that our charter provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

  We intend to enter into an underwriting agreement in connection with this offering which provides for cross-indemnification among us and the underwriters for indemnification by the underwriters of our directors, officers, employees and controlling persons and for indemnification by the selling stockholders of the underwriters for some liabilities, including liabilities arising under the Securities Act.

Employment Agreements

  At the time of commencement of employment, our employees generally sign offer letters specifying basic terms and conditions of employment. In general, our employees are not subject to written employment agreements. On October 11, 1996, we entered into an employment offer letter with Dominic P. Orr, our President and Chief Executive Officer which set his initial annual compensation at $175,000. In addition, we granted Mr. Orr an option to purchase 1,761,702 shares of common stock at an exercise price of $0.05 per share. This option vested 25% on the first anniversary of the date of hire with the remainder vesting monthly over the following three years. Pursuant to his employment offer letter, in the event Mr. Orr's employment is terminated without cause, he will receive severance compensation equal to twelve months salary and his shares will continue to vest over the twelve-month period.

Change of Control Arrangements

  Upon specified changes in control of Alteon as provided under the 1999 Equity Incentive Plan, the surviving entity may assume or replace all outstanding stock awards under this plan. Generally the vesting and exercisability of 25% of the outstanding unvested shares subject to stock awards held by participants will accelerate prior to the change in control, and the options will terminate upon the change in control if they are not assumed or replaced.

  We have entered into employment offer letters with each of the following executive officers: Mr. Orr, our Chief Executive Officer, and the following three of our four most highly compensated executive officers, Ms. Lo, Mr. Booker, and Mr. Sathaye. These letters provide for the acceleration of specified percentages of the outstanding unvested portions of the options held by such individuals in the event we are acquired or sold. Specifically, if we are acquired or sold, 80% of the unvested portion of Mr. Orr's options and 50% of the unvested portion of the options of the other executive officers described above vest immediately. If these executive officers accept full time employment with the acquiring company, the remaining unvested portion of their options continues to vest. If the acquiring company terminates the employment, materially reduces the duties or compensation of any of these executive officers without cause, or requires them to relocate, the remaining unvested portions of their options immediately vest in full. In addition, upon Mr. Booker's death or disability, 50% of his unvested shares will vest immediately.

                           RELATED PARTY TRANSACTIONS

  Certain stock option grants to our executive officers and directors are described in this prospectus under the caption "Management--Compensation of Directors," "--Executive Compensation," "--Employment Agreements" and "--Change of Control Arrangements."

  The following executive officers, directors and entities affiliated with our directors purchased securities in the amounts and as of the dates set forth below. The number of shares and price per share of the preferred stock in the table below are based on the number of shares of common stock into which the preferred stock was converted.

                                                Shares of Preferred Stock
                                           ------------------------------------
                               Common
Purchaser                       Stock      Series A  Series B Series C Series D
---------                  --------------- --------- -------- -------- --------
Directors and Executive
 Officers(1)
Dominic P. Orr...........        2,136,702       --      --       --       --
Barton M. Burstein.......          300,000       --      --       --       --
Joe T. Booker............          630,000       --      --       --       --
Shirish S. Sathaye.......          300,000       --      --       --       --
Selina Y. Lo.............        1,031,250       --      --       --       --
James G. Burke...........          480,000       --      --       --       --
Anthony Narducci.........          180,000       --      --       --       --
Tench Coxe...............              --    133,638  15,171    8,689   17,928
Adam Grosser.............           41,250       --      --       --    36,352
Entities Affiliated with
 Directors(1)
Matrix Partners(2).......              --  3,896,103 450,000  253,349  352,942
Sutter Hill Ventures(3)..              --  3,896,103 450,000  253,349  352,942
Price Per Share..........  $0.05 to $14.00     $0.51   $3.33    $4.67    $5.67
Date(s) of Purchase......       4/97-12/99      5/96    5/97     6/98     6/99

--------
(1) See "Principal Stockholders" for more detail on shares held by these purchasers.
(2) Mr. Verhalen, one of our directors, is a general partner of the general partner of Matrix Partners.
(3) Includes shares held by Tench Coxe. Mr. Coxe, one of our directors, is managing director of the general partner of Sutter Hill Ventures.

  We have entered into an Investor Rights Agreement with each of the purchasers of preferred stock set forth above, pursuant to which these and other stockholders have registration rights with respect to the shares of common stock issued to them upon conversion of their preferred stock following our initial public offering.

  We have entered into indemnification agreements with our directors and our executive officers for the indemnification of and advancement of expenses to these persons to the fullest extent permitted by law. We also intend to enter into indemnification agreements with our future directors and officers. See "Management--Limitations of Liability; Indemnification of Directors and Officers."

  We have provided loans to Mr. Orr, our Chief Executive Officer, and the other executive officers set forth below in connection with the exercise of their options prior to vesting. These loans were provided pursuant to promissory notes that are full-recourse and secured by the shares purchased with the note. The notes bear interest at a rate of 6.5% per annum and are due three years from the date of the note or upon termination of employment. The following table sets forth certain information regarding these notes:

      Name                                           Amount of Note Date of Note
      ----                                           -------------- ------------
      Dominic P. Orr................................   $1,062,500       7/99
                                                           55,404       4/97
                                                           62,500       5/98
      Barton M. Burstein............................        6,400       4/97
                                                           25,000       7/97
                                                           12,500       1/98
                                                          145,200       9/99
      Shirish S. Sathaye............................      100,000       5/99
      Selina Y. Lo..................................      531,250       7/99
                                                           30,260       4/97
                                                           25,000       1/98
      James G. Burke................................      392,000       5/99
                                                          388,570      11/98
      Anthony Narducci..............................      285,017      11/98

  We believe that all of the transactions set forth above were made on terms no less favorable to us than could have been obtained from unaffiliated third parties. All future transactions, including loans, between us and our officers, directors, principal stockholders and their affiliates will be approved by a majority of the board of directors, including a majority of the independent and disinterested directors, and will be on terms no less favorable to us than could be obtained from unaffiliated third parties.

                       PRINCIPAL AND SELLING STOCKHOLDERS

  The following table summarizes certain information regarding the beneficial ownership of our outstanding common stock as of January 6, 2000 for:

  . each person or group who beneficially owns more than 5% of the common stock;
  . our chief executive officer;
  . each of our four other most highly compensated executive officers whose compensation exceeded $100,000 during our fiscal year ended June 30, 1999;
  . each of our directors;
  . all of our directors and executive officers as a group; and . each selling stockholder.

  Beneficial ownership of shares is determined under the rules of the Securities and Exchange Commission and generally includes any shares over which a person exercises sole or shared voting or investment power. Except as indicated by footnote, and subject to applicable community property laws, each person identified in the table possesses sole voting and investment power with respect to all shares of common stock held by them. Shares of common stock subject to options currently exercisable or exercisable within 60 days of January 6, 2000 and not subject to repurchase as of such date are deemed outstanding for computing the percentage of the person holding these options, but are not deemed outstanding for computing the percentage of any other person. Applicable percentage ownership in the following table is based on 39,134,087 shares of common stock outstanding as of January 6, 2000, and 40,384,087 shares of common stock outstanding immediately following the completion of this offering. Unless otherwise indicated, the address of each of the directors and officers is c/o Alteon WebSystems, Inc., 50 Great Oaks Boulevard, San Jose, California 95119.

                            Amount and Nature of Shares of Common Stock Beneficially Owned as of January 6, 2000
                          ----------------------------------------------------------------------------------------------
                                            Shares Issuable
                                              Pursuant to
                           Shares Subject       Options       Beneficial Ownership                  Beneficial Ownership
                           to a Right of      Exercisable    Prior to the Offering      Number of    After the Offering
                          Repurchase as of within 60 days of -------------------------   Shares     --------------------
                             January 6,       January 6,     Number of                    Being     Number of
Name                          2000(1)            2000        Shares(2)     Percent(3)    Offered    Shares(2) Percent(3)
----                      ---------------- ----------------- ------------- -----------  ---------   --------- ----------
Five Percent
 Stockholders:
Entities affiliated with
 Matrix Partners(4).....            --                --         4,952,394        12.7%       --    4,952,394    12.3%
Directors and Executive
 Officers:
Dominic P. Orr(5).......       593,585           187,400           810,634         4.0        --      810,634     3.9
Barton M. Burstein......       110,626            40,000           188,174           *    25,000(6)   163,174       *
Joe T. Booker...........       183,750           155,000           444,250         2.0    73,031      371,219     1.8
Shirish S. Sathaye......            --           300,000           300,000         1.5    55,781      244,219     1.3
Selina Y. Lo............       315,938            93,750           691,687         2.8    81,000(7)   610,687     2.5
Tench Coxe(8)...........            --           165,000         1,354,233         3.9   376,141      978,092     2.4
Adam Grosser............            --           123,750            77,602           *        --       77,602       *
Andrew W. Verhalen(9)...            --           165,000         4,952,394        13.0        --    4,952,394    12.4
All executive officers
 and directors as a
 group (10 people)(10)..     1,642,981         1,509,900         9,032,292        31.8   641,953    8,289,977    28.0
Other Selling
 Stockholders:
Faruq Ahmad.............            --                --             4,410           *     2,828        1,582       *
Robert T. Artemenko.....            --                --             1,764           *     1,248          516       *
Steven P. Bird..........            --                --             2,250           *     1,591          659       *
Board of Trustees of the
 Leland Stanford Junior
 University.............            --                --            85,697           *    60,609       25,088       *
Robert D. and Stacey E.
 Bressler...............            --                --            75,000           *    35,363       39,637       *
James G. Burke..........       340,000            60,000           137,900         1.4    21,000      116,900     1.3
Richard C. Bush(11).....            --                --            71,502           *    10,008       61,494       *
Alex Chan Wing Hong.....            --                --            21,000           *    14,852        6,148       *
Charter Growth
 Capital(12)............            --                --           264,705           *    37,442      227,263       *
Kok-Onn Chia............            --                --            54,000           *    38,192       15,808       *

                            Amount and Nature of Shares of Common Stock Beneficially Owned as of January 6, 2000
                          -------------------------------------------------------------------------------------------
                                            Shares Issuable
                           Shares Subject     Pursuant to     Beneficial Ownership               Beneficial Ownership
                           to a Right of        Options      Prior to the Offering     Number of  After the Offering
                          Repurchase as of    Exercisable    -------------------------  Shares   --------------------
                             January 6,    within 60 days of Number of                   Being   Number of
Name                          2000(1)       January 6, 2000  Shares(2)     Percent(3)   Offered  Shares(2) Percent(3)
----                      ---------------- ----------------- ------------- ----------- --------- --------- ----------
Dapknow LLC.............           --                --             32,145          *     7,773    24,372       *
Charles H. Ferguson.....           --                --             54,645          *    38,648    15,997       *
Fuji Xerox Co., Ltd.....           --                --            750,000        1.9   400,000   350,000       *
General Electric Capital
 Corporation............           --                --          1,251,450        3.2   885,090   366,360       *
Glynn Ventures III......           --                --             75,000          *    17,681    57,319       *
Allen Wayne Hathaway....           --                --            880,851        2.3   130,303   750,548     1.9
John Hayes..............           --                --            878,351        2.2   130,000   748,351     1.9
James Hung Nguyen and
 Victoria Tran..........           --                --              9,750          *     3,359     6,391       *
Vaughan A. Johnson......           --                --             12,750          *     2,829     9,921       *
James G. LaPlante, Jr...           --                --              1,764          *     1,248       516       *
Lawson Family Trust.....           --                --             85,452          *    17,681    67,771       *
Robert Chung Yu Liu.....           --                --              6,427          *     2,122     4,305       *
Kevin and Deirdre
 McQuillan Trust........           --                --              8,572          *     3,183     5,389       *
Anthony Narducci........       99,082           220,000             75,418        1.0    10,000    65,418       *
Gregory P. Sands........           --                --              3,560          *       495     3,065       *
Dean E. Schmaltz(13)....           --                --            427,500          *   112,629   314,871       *
John Schroeder..........           --                --             12,750          *     2,829     9,921       *
Theodore L. Schroeder...           --                --            798,637        2.0   130,303   668,334     1.7
Daniel A. Simone........           --                --              3,750          *     2,652     1,098       *
Sutter Hill
 Ventures(14)...........           --                --            978,390        2.5   338,800   639,590     1.6
Technology Crossover
 Ventures(15)...........           --                --          1,411,787        3.5   998,488   413,299       *
Tow Partners............           --                --            228,007          *    12,023   215,984       *
Wythes Trust(16)........           --                --             82,424          *     6,578    75,846       *

-------

 * Less than 1%

 (1) The unvested portion of the shares of common stock is subject to a right of repurchase, at the original option exercise price, in the event the holder ceases to provide service to Alteon and its affiliates or upon a change of control of Alteon. The option exercise prices range from $0.05 to $14.00. See "Management--Executive Compensation" for more detail on our right to repurchase.

 (2) Excludes shares of common stock subject to a right of repurchase as of January 6, 2000.

 (3) Includes shares of common stock subject to a right of repurchase as of January 6, 2000.

 (4) Includes 4,704,775 shares held by Matrix Partners IV, L.P. and 247,619 shares held by Matrix IV Entrepreneurs Fund, L.P. Matrix Partners is located at 2500 Sand Hill Road, Suite 113, Menlo Park, CA 94025.

 (5) Excludes 42,000 shares of common stock held in trust for Alvin C. Orr and 42,000 shares held in a trust for Adria C. Orr. Mr. Orr is not the trustee of either of these trusts.

 (6) Includes 25,000 shares held by the Barton Burstein and Leslie White Trust.

 (7) Includes 30,000 shares held by the Selina Y. Lo Trust and 51,000 held by the Selina Lo 1999 Annuity Trust.

 (8) Includes 877,387 shares held by Sutter Hill Ventures, 237,797 of which are being offered, 148,809 shares held by Tench Coxe, none of which are being offered, 8,689 shares held by a Keogh Account FBO Tench Coxe, 641 shares of which are being offered, 218,345 shares held by the Coxe/Otus Revocable Trust, 36,700 shares of which are being offered, 28,594 shares held by Sutter Hill Entrepreneur's Fund (AI), LP, all of which are being offered and 72,409 shares held by Sutter Hill Entrepreneur's Fund (QP), LP, all of which are being offered. Mr. Coxe is a managing director of the general partner of Sutter Hill Ventures, Sutter Hill Entrepreneur's (AI), LP and Sutter Hill Entrepreneur's Fund (QP), LP. Mr. Coxe disclaims beneficial ownership of the shares held by Sutter Hill Ventures, Sutter Hill Entrepreneur's (AI), LP and Sutter Hill Entrepreneur's Fund (QP), LP, except to the extent of his pecuniary interest in these shares. Sutter Hill Ventures, Sutter Hill Entrepreneur's (AI), LP and Sutter Hill Entrepreneur's Fund (QP), LP are located at 755 Page Mill Road, Suite A-200, Palo Alto, CA 94304.

 (9) Includes 4,704,775 shares held by Matrix Partners IV, L.P. and 247,619 shares held by Matrix IV Entrepreneurs Fund, L.P. Mr. Verhalen is a general partner of the general partner of Matrix Partners IV, L.P. and Matrix IV Entrepreneurs Fund, L.P. Mr. Verhalen disclaims beneficial ownership of these shares except to the extent of his pecuniary interest in these shares.

(10) Includes shares described in the notes above, as applicable.

(11) Includes 15,000 shares held by Richard C. Bush Family Trust, 2,122 shares of which are being offered, 48,750 shares held by Richard C. Bush and Patricia A. McGuigan Revocable Trust, 6,471 shares of which are being offered and 7,752 shares held by Richard C. Bush, 1,415 shares of which are being offered. Richard C. Bush is trustee of the Richard C. Bush Family Trust and the Richard C. Bush and Patricia A. McGuigan Revocable Trust.

(12) Includes 13,236 shares held by CGC Investors, L.P., 1,872 shares of which are being offered, 39,705 shares held by Charter Growth Capital Co-Investment Fund, L.P., 5,616 shares of which are being offered and 211,764 shares held by Charter Growth Capital, L.P., 29,954 shares of which are being offered.

(13) Includes 345,000 shares held by Dean Schmaltz, 54,281 of which are being offered and 82,500 shares held by Controller Solutions Pension Plan, 58,348 of which are being offered. Dean F. Schmaltz is the trustee of Controller Solutions Pension Plan.

(14) Includes 877,387 shares held by Sutter Hill Ventures, 237,797 of which are being offered, 28,594 shares held by Sutter Hill Entrepreneur's Fund (AI), LP, all of which are being offered and 72,409 shares held by Sutter Hill Entrepreneur's Fund (QP), LP, all of which are being offered.

(15) Includes 10,251 shares held by TCV III (GP), 7,250 shares of which are being offered, 1,294,233 shares held by TCV III (Q), L.P., 915,348 shares of which are being offered, 58,609 shares held by TCV III Strategic Partners, L.P., 41,451 shares of which are being offered and 48,694 shares held by TCV III, L.P., 34,439 shares of which are being offered.

(16) Includes 19,175 shares held by Wythes 1999 Grandchildren's Trust, 2,122 shares of which are being offered and 63,249 shares held by Wythes Living Trust, 4,456 shares of which are being offered.

                          DESCRIPTION OF CAPITAL STOCK

  Our authorized capital stock consists of 300 million shares of common stock, $0.001 par value, and five million shares of preferred stock, $0.001 par value.

Common Stock

  As of December 31, 1999, there were 39,134,087 shares of common stock outstanding that were held of record by approximately 408 stockholders. Upon the closing of this offering, there will be 40,384,087 shares of common stock outstanding (assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options) after giving effect to the sale of the shares of common stock offered by this prospectus.

  The holders of common stock are entitled to one vote per share on all matters submitted to a vote of our stockholders. Subject to preferences that may be applicable to any preferred stock outstanding at the time, the holders of outstanding shares of common stock are entitled to receive ratably any dividends out of assets legally available therefor as our board of directors may from time to time determine. Upon liquidation, dissolution or winding up of Alteon, holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then outstanding shares of preferred stock. Holders of common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable.

Preferred Stock

  Pursuant to our amended and restated certificate of incorporation, our board of directors has the authority, without further action by the stockholders, to issue up to five million shares of preferred stock in one or more series. The board will be able to fix the rights, preferences, privileges and restrictions of the preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of this series. The issuance of preferred stock could adversely affect the voting power of holders of common stock, and the likelihood that holders of preferred stock will receive dividend payments and payments upon liquidation may have the effect of delaying, deferring or preventing a change in control of Alteon, which could depress the market price of our common stock. We have no present plan to issue any shares of preferred stock.

Registration Rights of Stockholders

  Holders of 17,706,469 shares of common stock or their transferees are entitled to rights to register these shares under the Securities Act of 1933. If we propose to register any of our securities under the Securities Act, either for our own account or for the account of other securityholders, the holders of these shares will be entitled to notice of the registration and will be entitled to include, at our expense, their shares of common stock. In addition, the holders of these shares may require us, at our expense and on not more than two occasions at any time beginning in March 2000, to file a registration statement under the Securities Act with respect to their shares of common stock, and we will be required to use our best efforts to effect the registration. Further, the holders may require us at our expense to register their shares on Form S-3 when this form becomes available. These rights terminate when a holder is able to sell all its shares pursuant to Rule 144 under the Securities Act in any 90 day period or, if earlier, on September 23, 2004.

Anti-Takeover Provisions of Delaware and Charter Provisions

  We are subject to Section 203 of the Delaware General Corporation Law. In general, the statute prohibits a publicly held Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder unless:

  . prior to this date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;
  . upon consummation of the transaction that resulted in the stockholder's becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding those shares owned by persons who are directors and also officers, and by employee stock plans in which shares held subject to the plan will be tendered in a tender or exchange offer; or
  . on or subsequent to this date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

  Section 203 defines "business combination" to include:

  . any merger or consolidation involving the corporation and the interested stockholder;
  . any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;
  . subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; and
  . the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

  In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

  Our amended and restated certificate of incorporation requires that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by a consent in writing. Additionally, our certificate of incorporation

  . substantially limits the use of cumulative voting in the election of directors;
  . provides that the authorized number of directors may be changed only by resolution of the board of directors; and . authorizes our board of directors to issue blank check preferred stock to increase the amount of outstanding shares.

  Our amended and restated bylaws provide that candidates for director may be nominated only by the board of directors or by a stockholder who gives written notice to us no later than 60 days prior nor earlier than 90 days prior to the first anniversary of the last annual meeting of stockholders. The authorized number of directors is fixed in accordance with our certificate of incorporation. The board currently consists of five members divided into three different classes. As a result, only one class of directors will be elected at each annual meeting of stockholders of Alteon, with the other classes continuing for the remainder of their respective terms. The board may appoint new directors to fill vacancies or newly created directorships. Our bylaws also limit who may call a special meeting of stockholders.

  Delaware law and these charter provisions may have the effect of deterring hostile takeovers or delaying changes in control of our management, which could depress the market price of our common stock.

Transfer Agent and Registrar

  The transfer agent and registrar for the common stock is American Securities Transfer & Trust, Inc.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Prior to the effective date of our initial public offering on September 23, 1999, there was no public market for our common stock. Future sales of substantial amounts of our common stock in the public market could adversely affect prevailing market prices.

  Upon completion of this offering, we will have outstanding an aggregate of 40,384,087 shares of common stock, assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options after December 31, 1999. Of these shares, the 5,000,000 shares sold by us and the selling stockholders in this offering, together with 4,600,000 shares sold in our initial public offering on September 23, 1999 will be freely tradable without restriction or further registration under the Securities Act, unless these shares are purchased by affiliates. The remaining 30,784,087 shares of common stock held by existing stockholders are restricted securities. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration described below under Rules 144, 144(k) or 701 promulgated under the Securities Act.

  As a result of the contractual restrictions described below and the provisions of Rules 144, 144(k) and 701, the restricted shares will be available for sale in the public market as follows:

  . 21,152,130 shares will be eligible for sale following February 21, 2000 and prior to 90 days after the date of this prospectus;

  . 6,908,806 shares will be eligible for sale upon the expiration of the lock-up agreements, described below, beginning 90 days after the date of this prospectus; and

  . 2,723,151 shares will be eligible for sale at various times after 90 days after the date of this prospectus.

  Lock-Up Agreements. All of the selling stockholders have agreed not to transfer or dispose of, directly or indirectly, any shares of our common stock for a period of 90 days after the date of this prospectus. In addition, all of our officers, directors, stockholders and option holders have agreed not to transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock, between September 23, 1999, the effective date of our initial public offering, and February 21, 2000. Transfers or dispositions can be made sooner only with the prior written consent of Lehman Brothers Inc.

  Rule 144. In general, under Rule 144 as currently in effect, a person or persons whose shares are aggregated, who has beneficially owned restricted securities for at least one year, including the holding period of any prior owner except an affiliate, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

  . 1% of the number of shares of our common stock then outstanding, which will equal approximately 403,840 shares immediately after this offering; or
  . the average weekly trading volume of our common stock on the Nasdaq
    National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

  Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about Alteon.

  Rule 144(k). Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner except an affiliate, is entitled to sell these shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, "144(k) shares" may be sold immediately upon completion of this offering.

  Rule 701. In general, under Rule 701 of the Securities Act as currently in effect, any of our employees, consultants or advisors, other than affiliates, who purchases or receives shares from us in connection with a compensatory stock purchase plan or option plan or other written agreement is eligible to resell their shares, subject only to the manner of sale provisions of Rule 144, and by affiliates under Rule 144 without compliance with its holding period requirements.

  Registration Rights. The holders of 17,706,469 shares of our common stock, or their transferees, are entitled to rights with respect to the registration of their shares under the Securities Act. Registration of their shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates, immediately upon the effectiveness of such registration.

  Stock Options. We have filed a registration statement under the Securities Act covering shares of common stock reserved for issuance under our 1999 Equity Incentive Plan and 1999 Employee Stock Purchase Plan. Shares registered under the registration statement are available for sale in the open market, subject to Rule 144 volume limitations applicable to affiliates and the contractual restrictions described above.

                                  UNDERWRITING

  Under the underwriting agreement, which is filed as an exhibit to the registration statement relating to this prospectus, each of the underwriters named below, for whom Lehman Brothers Inc., FleetBoston Robertson Stephens Inc., Thomas Weisel Partners LLC, Dain Rauscher Incorporated and Fidelity Capital Markets, a division of National Financial Services Corporation, are acting as representatives, has agreed to purchase from us and the selling stockholders the number of shares of common stock shown opposite its name below:

                                                                       Number of
   Underwriters                                                         Shares
   ------------                                                        ---------
   Lehman Brothers Inc. ..............................................
   FleetBoston Robertson Stephens Inc.................................
   Thomas Weisel Partners LLC.........................................
   Dain Rauscher Incorporated.........................................
   Fidelity Capital Markets,
    a division of National Financial Services Corporation.............
                                                                       ---------
     Total............................................................ 5,000,000
                                                                       =========

  The underwriting agreement provides that the underwriters' obligations to purchase shares of common stock depend on the satisfaction of the conditions contained in the underwriting agreement. It also provides that, if any of the shares of common stock are purchased by the underwriters under the underwriting agreement, then all of the shares of common stock that the underwriters have agreed to purchase under the underwriting agreement must be purchased. The conditions contained in the underwriting agreement include the requirement that:

  . the representations and warranties made by us and the selling stockholders to the underwriters are true;
  . there is no material change in the financial markets; and . we deliver to the underwriters customary closing documents.

  The representatives have advised us that the underwriters propose to offer the shares of common stock directly to the public at the public offering price shown on the cover page of this prospectus. The representatives have also advised us that the underwriters propose to offer the shares of common stock to dealers, who may include the underwriters, at the public offering price less a
selling concession not in excess of $    per share. The underwriters may allow,
and the dealers may reallow, a concession not in excess of $    per share to
brokers and dealers. After completion of the offering, the underwriters may change the offering price and other selling terms.

  The selling stockholders have granted the underwriters an option to purchase on a pro rata basis up to 750,000 additional shares of common stock, exercisable solely to cover over-allotments, if any, at the public offering price less the underwriting discount shown on the cover page of this prospectus. The underwriters may exercise this option at any time until 30 days after the date of the underwriting agreement. If this option is exercised, each underwriter will be committed, so long as the conditions of the underwriting agreement are satisfied, to purchase a number of additional shares of common stock proportionate to the underwriter's initial commitment as indicated in the table above and we will be obligated, under the over-allotment option, to sell the shares of common stock to the underwriters.

  We and the selling stockholders have agreed that, without the prior consent of Lehman Brothers Inc., neither we nor they will, directly or indirectly, offer, sell or otherwise dispose of any shares of common stock or any securities that may be converted into or exchanged for any shares of common stock for a period of 90 days from the date of this prospectus. All of our executive officers, directors and substantially all of our stockholders have agreed under lock-up agreements that, without the prior written consent of Lehman Brothers Inc., they will not, directly or indirectly, offer, sell or otherwise dispose of any shares of common stock or any securities that may be converted into or exchanged for any shares of common stock until February 21, 2000. See "Shares Eligible for Future Sale."

  Thomas Weisel Partners LLC, one of the representatives of the underwriters, was organized and registered as a broker-dealer in December 1998. Since December 1998, Thomas Weisel Partners LLC has been named as a lead manager or co-manager on 99 filed public offerings of equity securities, of which 79 have been completed. Since that time, it also has acted as a syndicate member in an additional 54 public offerings of equity securities. Thomas Weisel Partners LLC does not have any material relationship with us or any of our officers, directors or other controlling persons, except with respect to the underwriting agreement.

  Fidelity Capital Markets, a division of National Financial Services Corporation, is acting as an underwriter in this offering, and will be facilitating electronic distribution of information through the Internet, intranet and other proprietary electronic technology.

  Our common stock is quoted on the Nasdaq National Market under the symbol "ATON."

  We and the selling stockholders have agreed to indemnify the underwriters against liabilities, including liabilities under the Securities Act and liabilities arising from breaches of the representations and warranties contained in the underwriting agreement. We and the selling stockholders have also agreed to contribute to payments that the underwriters may be required to make for these liabilities.

  Until the distribution of the common stock is completed, rules of the Securities and Exchange Commission may limit the ability of the underwriters and selling group members to bid for and purchase shares of common stock. As an exception to these rules, the representatives are permitted to engage in transactions that stabilize the price of the common stock. These transactions may consist of bids or purchases for the purposes of pegging, fixing or maintaining the price of the common stock.

  The underwriters may create a short position in the common stock in connection with the offering. This means that they may sell more shares than are shown on the cover page of this prospectus. If the underwriters create a short position, then the representatives may reduce that short position by purchasing common stock in the open market. The representatives also may elect to reduce any short position by exercising all or part of the over-allotment option.

  The representatives also may impose a penalty bid on underwriters and selling group members. This means that, if the representatives purchase shares of common stock in the open market to reduce the underwriters' short position or to stabilize the price of the common stock, they may reclaim the amount of the selling concession from the underwriters and selling group members that sold those shares as part of the offering.

  In general, purchases of a security for the purpose of stabilization or to reduce a syndicate short position could cause the price of the security to be higher than it might otherwise be in the absence of these purchases. The imposition of a penalty bid might have an effect on the price of a security to the extent that it were to discourage resales of the security by purchasers in an offering.

  Neither we, any of the underwriters or any of the selling stockholders makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we, any of the underwriters or any of the selling stockholders makes any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

  Any offers in Canada will be made only under an exemption from the requirements to file a prospectus in the relevant province of Canada in which the sale is made.

  Purchasers of the shares of common stock offered in this prospectus may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the public offering price shown on the cover page of this prospectus.

  As permitted by Rule 103 of Regulation M promulgated by the Securities and Exchange Commission under the Exchange Act, the underwriters, if any, that are market makers, referred to as passive market makers, in the common stock, may make bids for or purchases of the common stock on the Nasdaq National Market until the time, if any, when a stabilizing bid for the securities has been made. Rule 103 generally provides that:

  . a passive market maker's net daily purchases of the common stock may not exceed 30% of its average daily trading volume in the securities for the two full consecutive calendar months (or any 60 consecutive days ending within 10 days) immediately preceding the filing date of the registration statement of which this prospectus forms a part;

  . a passive market maker may not effect transactions or display bids for the common stock at a price that exceeds the highest independent bid for the common stock by persons who are not passive market makers; and

  . bids made by passive market makers must be identified as such.

                                 LEGAL MATTERS

  Cooley Godward LLP, Palo Alto, California, will provide Alteon with an opinion as to the validity of the common stock offered under this prospectus. Fenwick & West LLP, Palo Alto, California, will pass upon certain legal matters related to this offering for the underwriters. As of the date of this prospectus, certain partners and associates of Cooley Godward LLP own an aggregate of 70,800 shares of common stock of Alteon through investment partnerships and certain partners and associates own 25,593 shares of common stock directly.

                                    EXPERTS

  The consolidated financial statements as of June 30, 1998 and 1999, and for each of the three years in the period ended June 30, 1999 included in this prospectus and the related financial statement schedule included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing in this prospectus and elsewhere in the registration statement, and have been included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

  We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered under this prospectus. This prospectus does not contain all of the information in the registration statement and the exhibits and schedule to the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and to the exhibits and schedule to registration statement. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

  We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended, and we file reports, proxy statements and other information with the SEC. You may inspect a copy of the registration statement and the reports without charge at the SEC's principal office in Washington, D.C. Copies of all or any part of the registration statement and information we file with the SEC may be obtained from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of fees prescribed by the SEC. The SEC maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the Web site is http://www.sec.gov. The SEC's toll free investor information service can be reached at 1-800-SEC-0330. Information contained on our website does not constitute part of this prospectus.

  We intend to furnish our stockholders with annual reports containing financial statements audited by our independent public accountants and quarterly reports for the first three fiscal quarters of each fiscal year containing unaudited interim financial information.

                            Alteon WebSystems, Inc.

                   Index to Consolidated Financial Statements

                                                                           Page
                                                                           ----

Audited Consolidated Financial Statements:
  Independent Auditors' Report............................................  F-2

  Consolidated Balance Sheets as of June 30, 1998 and 1999................  F-3

  Consolidated Statements of Operations for the Years Ended June 30, 1997,
   1998 and 1999 .........................................................  F-4

  Consolidated Statements of Stockholders' Equity for the Years Ended June
   30, 1997, 1998 and 1999 ...............................................  F-5

  Consolidated Statements of Cash Flows for the Years Ended June 30, 1997,
   1998 and 1999 .........................................................  F-6

  Notes to Consolidated Financial Statements..............................  F-7
Unaudited Condensed Consolidated Financial Statements:
  Condensed Consolidated Balance Sheets as of September 30, 1999 and June
   30, 1999............................................................... F-17

  Condensed Consolidated Statements of Operations for the Quarters Ended
   September 30, 1999 and 1998............................................ F-18

  Condensed Consolidated Statements of Cash Flows for the Quarters Ended
   September 30, 1999 and 1998............................................ F-19

  Notes to Condensed Consolidated Financial Statements.................... F-20

                          Independent Auditors' Report

To the Board of Directors and Stockholders of Alteon WebSystems, Inc.:

  We have audited the accompanying consolidated balance sheets of Alteon WebSystems, Inc. and subsidiary (collectively, the "Company") as of June 30, 1998 and 1999, and the related consolidated statements of operations, stockholders' equity and cash flows for the years ended June 30, 1997, 1998 and 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at June 30, 1998 and 1999, and the results of its operations and its cash flows for the years ended June 30, 1997, 1998 and 1999 in conformity with generally accepted accounting principles.

/s/ DELOITTE & TOUCHE LLP

San Jose, California
July 16, 1999

                     Alteon WebSystems, Inc. and Subsidiary

                          Consolidated Balance Sheets
                      (in thousands, except share amounts)

                                                            June 30,  June 30,
                                                              1998      1999
                                                            --------  --------
Assets
Current assets:
 Cash and equivalents...................................... $  9,047  $ 29,766
 Accounts receivable (net of allowance of $465 in 1998 and
  $1,369 in 1999)..........................................    2,567     3,853
 Inventory.................................................    4,906     2,632
 Prepaid expenses and other current assets.................      266       397
                                                            --------  --------
   Total current assets....................................   16,786    36,648
Property and equipment, net................................    2,690     3,931
Other long-term assets.....................................       66        42
                                                            --------  --------
Total assets............................................... $ 19,542  $ 40,621
                                                            ========  ========
Liabilities and Stockholders' Equity
Current liabilities:
 Accounts payable.......................................... $  2,441  $  3,561
 Accrued compensation and related liabilities..............    1,303     2,052
 Other accrued expenses....................................    1,623     3,783
 Line of credit............................................      802       --
 Current portion of note payable to bank...................      542     1,363
 Current portion of capital lease obligations..............      232       348
 Income taxes payable......................................      --         53
                                                            --------  --------
   Total current liabilities...............................    6,943    11,160
                                                            --------  --------
Note payable to bank.......................................      903     1,798
Capital lease obligations..................................      468       121
Sublease deposits..........................................      --         93
Commitments and contingencies (Notes 7 and 11)

Stockholders' equity:
 Convertible preferred stock-- $0.001 par value;
  authorized, 15,000,000 shares:
 designated, 15,000,000 shares; outstanding, 10,248,764
  shares in 1998 and 13,785,326 in 1999 (liquidation
  preference $29,774 in 1998 and $58,272 in 1999)..........   29,862    58,294
 Common stock--$0.001 par value; authorized, 300,000,000
  shares; outstanding, 11,590,803 shares in 1998 and
  12,987,109 in 1999.......................................    1,079     3,224
 Notes receivable from stockholders........................     (848)   (2,465)
 Deferred compensation.....................................      --       (196)
 Accumulated deficit.......................................  (18,865)  (31,408)
                                                            --------  --------
Total stockholders' equity.................................   11,228    27,449
                                                            --------  --------
Total liabilities and stockholders' equity................. $ 19,542  $ 40,621
                                                            ========  ========

                See notes to consolidated financial statements.

                     Alteon WebSystems, Inc. and Subsidiary

                     Consolidated Statements of Operations
                    (in thousands, except per share amounts)

                                                    Years Ended June 30,
                                                  ---------------------------
                                                   1997      1998      1999
                                                  -------  --------  --------
Net sales........................................ $   178  $ 13,572  $ 26,254
Cost of sales....................................     637     7,893    13,385
                                                  -------  --------  --------
Gross profit (loss)..............................    (459)    5,679    12,869
Operating expenses:
  Sales and marketing............................   1,921     6,485    13,061
  Research and development.......................   4,782     8,816    10,004
  General and administrative.....................     744     1,505     2,538
                                                  -------  --------  --------
    Total operating expenses.....................   7,447    16,806    25,603
                                                  -------  --------  --------
Loss from operations.............................  (7,906)  (11,127)  (12,734)
Interest income..................................     197       493       541
Interest expense.................................     (75)     (171)     (277)
                                                  -------  --------  --------
Loss before income taxes.........................  (7,784)  (10,805)  (12,470)
Income taxes.....................................       1         1        73
                                                  -------  --------  --------
Net loss......................................... $(7,785) $(10,806) $(12,543)
                                                  =======  ========  ========
Basic and diluted loss per common share.......... $ (5.15) $  (2.18) $  (1.65)
                                                  =======  ========  ========
Basic and diluted common shares used in
 computation.....................................   1,511     4,951     7,610
                                                  =======  ========  ========


                See notes to consolidated financial statements.

                     Alteon WebSystems, Inc. and Subsidiary

                Consolidated Statements of Stockholders' Equity
                      (in thousands, except share amounts)

                          Convertible Preferred                         Notes
                                   Stock           Common Stock       Receivable                               Total
                          -----------------------------------------      from       Deferred   Accumulated Stockholders'
                             Shares     Amount     Shares    Amount  Stockholders Compensation   Deficit      Equity
                          ------------ --------------------  ------  ------------ ------------ ----------- -------------
Balances, July 1, 1996..     5,194,804 $   3,993  5,700,045  $   38    $   --        $ --       $   (274)     $ 3,757
Sale of Series A
 preferred stock (net of
 issuance cost of $5)...       398,000       358                                                                  358
Sale of Series B
 preferred stock (net of
 issuance cost of $20)..     3,178,000    15,870                                                               15,870
Conversion of note
 payable to Series B
 preferred stock........       300,000     1,500                                                                1,500
Exercise of stock
 options................                          1,156,269      62                                                62
Issuance of common stock
 for services...........                            251,794      13                                                13
Exercise of stock
 options for notes
 receivable.............                          4,220,951     225       (225)                                   --
Issuance of stock
 options to
 consultants............                                          7                                                 7
Net loss................                                                                          (7,785)      (7,785)
                          ------------ --------- ----------  ------    -------       -----      --------      -------
Balances, June 30,
 1997...................     9,070,804    21,721 11,329,059     345       (225)        --         (8,059)      13,782
Sale of Series B
 preferred stock (net of
 issuance cost of $2)...        84,000       503                                                                  503
Sales of Series C
 preferred stock (net of
 issuance cost of $20)..     1,093,960     7,638                                                                7,638
Exercise of stock
 options................                            336,092      59                                                59
Issuance of common stock
 for services...........                            185,064      83                                                83
Exercise of stock
 options for notes
 receivable.............                          1,649,500     701       (701)                                   --
Issuance of stock
 options to
 consultants............                                         17                                                17
Repurchase of common
 stock in exchange for
 notes receivable.......                           (776,223)    (84)        67                                    (17)
Repurchase of founder's
 stock..................                         (1,132,689)    (42)                                              (42)
Repayment of notes
 receivable.............                                                    11                                     11
Net loss................                                                                         (10,806)     (10,806)
                          ------------ --------- ----------  ------    -------       -----      --------      -------
Balances, June 30,
 1998...................    10,248,764    29,862 11,590,803   1,079       (848)        --        (18,865)      11,228
Sales of Series C
 preferred stock (net of
 issuance cost of $20)..     1,041,730     7,271                                                                7,271
Sale of Series D
 preferred stock (net of
 issuance costs of
 $45)...................     2,494,832    21,161                                                               21,161
Exercise of stock
 options ...............                            159,417      74                                                74
Issuance of common stock
 for services...........                             60,889     171                                               171
Exercise of stock
 options for notes
 receivable.............                          1,298,187   1,714     (1,714)                                   --
Issuance of stock
 options to
 consultants............                                         22                                                22
Repurchase of common
 stock in exchange for
 notes receivable.......                           (122,187)    (45)        30                                    (15)
Repayment of notes
 receivable.............                                                    67                                     67
Deferred compensation...                                        209                   (209)                       --
Amortization of deferred
 stock compensation.....                                                                13                         13
Net loss................                                                                         (12,543)     (12,543)
                          ------------ --------- ----------  ------    -------       -----      --------      -------
Balances, June 30,
 1999...................    13,785,326 $ 58,294  12,987,109  $3,224    $(2,465)      $(196)     $(31,408)     $27,449
                          ============ ========= ==========  ======    =======       =====      ========      =======

                See notes to consolidated financial statements.

                     Alteon WebSystems, Inc. and Subsidiary

                     Consolidated Statements of Cash Flows
                                 (in thousands)

                                                    Years Ended June 30,
                                                ------------------------------
                                                  1997      1998       1999
                                                --------  ---------  ---------
Cash flows from operating activities:
 Net loss...................................... $ (7,785) $ (10,806) $ (12,543)
 Adjustments to reconcile net loss to net cash
  used in operating activities:
 Depreciation and amortization.................      264        907      1,688
 Amortization of deferred compensation.........      --         --          13
 Deferred rent.................................       65         93        240
 Issuance of common stock for services.........       13         83        171
 Issuance of stock options to consultants......        7         17         22
 Changes in assets and liabilities:
  Accounts receivable..........................      (90)    (2,477)    (1,286)
  Inventory....................................     (431)    (4,474)     2,274
  Prepaid expenses and other current assets....      (88)      (177)      (131)
  Accounts payable.............................      745      1,606      1,120
  Accrued compensation and related
   liabilities.................................      475        665        749
  Other accrued expenses.......................      239      1,239      2,066
                                                --------  ---------  ---------
   Net cash used in operating activities.......   (6,586)   (13,324)    (5,617)
                                                --------  ---------  ---------
Cash flows from investing activities:
 Purchases of property and equipment...........     (644)    (2,049)    (2,926)
 Other assets..................................      (19)       (24)        21
                                                --------  ---------  ---------
   Net cash used in investing activities.......     (663)    (2,073)    (2,905)
                                                --------  ---------  ---------
Cash flows from financing activities:
 Net proceeds from sale of preferred stock.....   16,228      8,141     28,432
 Borrowings under note payable.................    1,500      1,535      2,465
 Repayments of note payable....................      --         (90)      (749)
 Proceeds from exercise of stock options, net
  of repurchases...............................       62         42         59
 Repurchase of founder's stock.................      --         (42)       --
 Repayment of note receivable for common
  stock........................................      --          11         67
 Repayment of capital lease obligations........     (130)      (197)      (231)
 Repayment (borrowing) under line of credit....      --         802       (802)
                                                --------  ---------  ---------
   Net cash provided by financing activities...   17,660     10,202     29,241
                                                --------  ---------  ---------
Net increase (decrease) in cash and
 equivalents...................................   10,411     (5,195)    20,719
Cash and equivalents, beginning of period......    3,831     14,242      9,047
                                                --------  ---------  ---------
Cash and equivalents, end of period............ $ 14,242  $   9,047  $  29,766
                                                ========  =========  =========
Noncash investing and financing activities:
 Conversion of note payable to preferred
  stock........................................ $  1,500  $     --   $     --
 Property acquired under capital leases........ $  1,026  $     --   $     --
 Exercise of stock options for notes
  receivable, net of repurchases............... $    225  $     634  $   1,714
Additional cash flow information:
 Interest paid................................. $     75  $     167  $     276
 Taxes paid.................................... $      1  $       1  $      20

                See notes to consolidated financial statements.

                     Alteon WebSystems, Inc. and Subsidiary

                   Notes to Consolidated Financial Statements
                    Years Ended June 30, 1997, 1998 and 1999

1.Organization and Significant Accounting Policies

  Organization--Alteon WebSystems, Inc., formerly Alteon Networks, Inc. and Acteon Networks, Inc. (the "Company"), develops, markets and supports Web data center products which are designed to meet the challenges of managing Web traffic as well as providing the high performance and availability of networking infrastructure solutions. The Company was incorporated in Delaware on March 18, 1996. The Company was considered a development stage company until April 1997 when it began shipping products.

  Basis of Consolidation--The consolidated financial statements include the Company and its wholly-owned subsidiary, Alteon WebSystems International, Inc. (a Delaware corporation). All significant intercompany accounts and transactions are eliminated in consolidation.

  Use of Estimates--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Concentration of Credit Risk--Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and equivalents and accounts receivable. Risks associated with cash equivalents are mitigated by banking with creditworthy institutions. The Company derives a significant portion of net sales from a small number of customers. To reduce credit risk, the Company performs ongoing credit evaluations of its customers' financial condition and limits the amount of credit extended when considered necessary, but generally requires no collateral. The Company maintains allowances for potential bad debt losses.

  Concentration of Manufacturing and Components--The Company uses a third party in Thailand to manufacture most of its products. In addition, the Company purchases a critical component, a custom integrated circuit, which is available from a single supplier. These concentrations expose the Company to the risk of manufacturing delays and the possibility of lost sales.

  Financial Instruments--The Company's financial instruments include cash and equivalents, notes receivable from stockholders and long-term obligations. At June 30, 1998 and 1999, the fair values of these financial instruments approximated their financial statement carrying amounts.

  Cash and Equivalents--The Company considers all highly liquid investments purchased with a maturity of three months or less at the date of acquisition to be cash equivalents. Included in cash and equivalents are interest bearing certificates of deposit, rates from 4.45% to 4.7%, totaling $22.5 million at June 30, 1999.

  Inventory--Inventory is stated at the lower of standard cost (first-in, first-out) or market.

  Property and Equipment--Property and equipment are stated at cost. Depreciation and amortization are computed using the straight-line method over the lesser of estimated useful lives of three years, or the remaining lease term.

  Long-Lived Assets--The Company evaluates the carrying value of its long-lived assets whenever events or changes in circumstances indicate that the carrying value of the asset may be impaired. An impairment loss is recognized when estimated future cash flows expected to result from the use of the asset, including disposition, are less than the carrying value of the asset.

                     Alteon WebSystems, Inc. and Subsidiary

                    Years Ended June 30, 1997, 1998 and 1999

  Revenue Recognition--Revenue is generally recognized upon shipment. Service contract revenue is recognized over the life of the service contract agreement. Revenues are recorded net of sales returns and allowances. Product warranty costs are accrued when revenue is recognized.

  Research and Development--The costs of the development of hardware products and enhancements to existing hardware products are expensed as incurred. The costs for the development of new software products that are included in the hardware products and substantial enhancements to such existing software products are expensed as incurred until technological feasibility has been established, at which time any additional costs would be capitalized. Because the Company believes its current process for developing software is essentially completed concurrently with the establishment of technological feasibility, no costs have been capitalized to date.

  Advertising--Cooperative advertising obligations are expensed at the time the related revenues are recognized. All other advertising costs are expensed as incurred and approximated $24,000, $54,000 and $209,000 in fiscal 1997, 1998 and 1999, respectively.

  Stock-Based Compensation--The Company accounts for stock-based awards to employees using the intrinsic value method in accordance with Accounting Principles Board (APB) No. 25, Accounting for Stock Issued to Employees.

  Loss Per Common Share--Basic loss per common share is computed by dividing loss attributable to common stockholders by the weighted-average number of common shares outstanding for the period (excluding shares subject to repurchase). Diluted loss per common share is computed by dividing loss attributable to common stockholders by the weighted-average number of common shares and potentially dilutive common securities outstanding for the period. Potentially dilutive common shares are excluded from the computation in loss periods as their effect would be antidilutive.

  New Accounting Pronouncements--In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards
(SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement requires companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. SFAS No. 133 will be effective for the Company's fiscal year ending June 30, 2001. The Company believes that this statement will not have a significant impact on its financial results.

  In March 1998, the American Institute of Certified Public Accountant, or AICPA, issued Statement of Position, or SOP, No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." SOP No. 98-1 requires that entities capitalize certain costs related to internal-use software once certain criteria have been met. SOP No. 98-1 will be effective for Alteon's fiscal year ending June 30, 2000. The Company believes that this statement will not have a significant impact on its financial results.

  Foreign Currency Transactions--The majority of the Company's sales and expenses are denominated in US dollars. Gains or losses from foreign currency translation are included in other income and were insignificant for all periods presented.

                     Alteon WebSystems, Inc. and Subsidiary

                    Years Ended June 30, 1997, 1998 and 1999


2.Inventory

  Inventory at June 30 consists of the following (in thousands):

                                                                   1998   1999
                                                                  ------ ------
   Raw materials and subassemblies............................... $2,046 $  973
   Inventory at manufacturer in Thailand.........................  1,921    769
   Work in process...............................................    755    394
   Finished goods................................................    184    496
                                                                  ------ ------
                                                                  $4,906 $2,632
                                                                  ====== ======

3.Property and Equipment, Net

  Property and equipment, net at June 30 consists of the following (in thousands):

                                                                  1998    1999
                                                                 ------  ------
   Computers, equipment and software............................ $3,294  $4,653
   Furniture and fixtures.......................................    327     778
   Leasehold improvements.......................................    237   1,347
                                                                 ------  ------
                                                                  3,858   6,778
   Accumulated depreciation and amortization.................... (1,168) (2,847)
                                                                 ------  ------
                                                                 $2,690  $3,931
                                                                 ======  ======

4.Line of Credit

  During fiscal 1998, the Company obtained a revolving bank line of credit, under which the Company could borrow up to $1,500,000 subject to a $750,000 sublimit on letter of credit issuances. In December 1998, the line was increased to $3,000,000. The line of credit will mature in December 1999. At June 30, 1999, there were no borrowings outstanding under the revolving bank line of credit. Borrowings under the line of credit agreement bear interest at a rate equal to one half of one percentage point (0.5%) above the bank's prime rate (7.75% at June 30, 1999) and are collateralized by substantially all of the Company's assets. The line of credit also contains restrictive covenants, including a minimum quick ratio of 1.5:1 and tangible net worth as defined by the agreement of at least $7,500,000. At June 30, 1999, the Company was in compliance with all covenants.

5.Other Accrued Expenses

  Accrued expenses at June 30 consists of the following (in thousands):

                                                                   1998   1999
                                                                  ------ ------
   Deferred revenue.............................................. $  667 $  711
   Accrued warranty..............................................    350    893
   Marketing and related accruals................................    160    275
   Professional fees and related accruals........................     78    907
   Deferred rent.................................................    159    399
   Other.........................................................    209    598
                                                                  ------ ------
                                                                  $1,623 $3,783
                                                                  ====== ======

                     Alteon WebSystems, Inc. and Subsidiary

                    Years Ended June 30, 1997, 1998 and 1999


6.Note Payable to Bank

  The Company entered into a borrowing arrangement in March 1998, which was modified in December 1998 to permit the Company to borrow up to $4,000,000 for the purchase of equipment. At June 30, 1999, the borrowings bear interest at a rate equal to three-quarters of one percentage point (0.75%) above the bank's prime rate (7.75% at June 30, 1999) and are collateralized by a continuing security interest in all equipment collateral, as defined in the agreement. Each draw on the loan is payable in either 34 or 36 equal monthly installments of principal and interest. At June 30, 1999, the Company had approximately $3,161,000 outstanding, payable through June 2002.

7.Lease Commitments

  Equipment with a net book value of approximately $478,000 and $136,000 at June 30, 1998 and 1999, respectively (net of accumulated amortization of approximately $548,000 and $890,000, respectively), was leased under capital leases. Under the lease agreement, the Company has the option to make a balloon lease payment equal to 20% of the equipment's original purchase price or to extend the lease for an additional 12 months at the end of the lease period at a rate of 1.85% per month on the equipment's original purchase price.

  The Company leases its primary facility under a noncancelable operating lease which expires in April 2003. Rent expense was approximately $270,000, $414,000 and $1,117,000 in fiscal 1997, 1998 and 1999, respectively. One of the Company's facility leases is secured by a $697,000 letter of credit.

  Effective September 1998, the Company subleased one of its facilities. The cash received from this lease was $169,000 in fiscal 1999. The cash to be received over the remaining lease term is $404,000. Effective July 1999, the Company subleased a portion of another facility for 34 months. The cash to be received is $1,221,000. In connection with these subleases, the Company has deposits of $93,000 from the lessees.

  At June 30, 1999, minimum future lease payments are as follows, excluding sublease income discussed above (in thousands):

   Year Ending                                                 Capital Operating
    June 30,                                                   Leases   Leases
   -----------                                                 ------- ---------
   2000.......................................................  $390    $1,359
   2001.......................................................   141     1,459
   2002.......................................................   --      1,234
   2003.......................................................   --        977
   Thereafter.................................................   --        --
                                                                ----    ------
   Total minimum lease payments...............................   531    $5,029
                                                                        ======
   Amount representing interest...............................   (62)
                                                                ----
   Present value of minimum lease payments....................   469
   Current portion............................................   348
                                                                ----
   Long-term capital lease obligations........................  $121
                                                                ====

8.Stockholders' Equity

 Stock Split

  During June 1999, the stockholders approved a stock split of three shares of common stock for every two shares of outstanding common stock. The conversion ratio of the Series A, Series B and Series C preferred

                     Alteon WebSystems, Inc. and Subsidiary

                    Years Ended June 30, 1997, 1998 and 1999

stock adjusted in accordance with stated antidilution provisions. All share and per share amounts in these financial statements have been adjusted to give effect to these changes. In addition, the stockholders approved an increase in the number of authorized shares of common and preferred stock.

 Convertible Preferred Stock

  Significant terms of the convertible preferred stocks are as follows:

  . Every share of Series A, Series B, Series C and Series D preferred stock is convertible into one and one half shares of common stock at the option of the holder, subject to certain antidilution adjustments. Each share of preferred stock will automatically convert upon the earlier of the closing date of an underwritten public offering of the Company's common stock at an offering price of at least $6.40 per common share and aggregate proceeds that are at least $10,000,000 or upon the affirmative election of the holders of at least a majority of the preferred shares.

  . Holders of the preferred stock are entitled to one vote for each share of common stock into which such shares may be converted.

  . Stockholders are entitled to receive annual noncumulative dividends in preference to holders of common shares, if and when declared by the Board of Directors. The dividend rate for Series A, Series B, Series C and Series D preferred stock per share per annum is $0.06, $0.40, $0.56 and $0.68, respectively. No dividends have been declared as of June 30, 1999.

  . In the event of a merger, consolidation, sale, transfer or lease of all or substantially all of the Company's assets, holders of Series A, Series B, Series C and Series D preferred stock are entitled to receive $0.77, $5.00, $7.00 and $8.50 per share, respectively, plus any declared and unpaid dividends with respect to such shares. After the payment of the full liquidation preference to the preferred stockholders, any remaining assets of the Company will be distributed to the common stockholders.

 Common Stock

  At June 30, 1999, the Company had reserved shares of common stock for issuance as follows:

      Conversion of preferred stock.................................. 20,677,972
      Issuance under Equity Incentive Plan........................... 10,364,446
      Employee Stock Purchase Plan...................................  1,500,000
                                                                      ----------
        Total........................................................ 32,542,418
                                                                      ==========

 Restricted Stock

  The Company has the right to repurchase the unvested portion of restricted common stock at the original purchase price. The Company's right to purchase these shares expires over 48 months from the grant date. Additionally, certain officers and employees exercised unvested stock options with full recourse notes. The related shares of common stock are subject to repurchase by the Company at the original purchase price per share upon the purchaser's cessation of service prior to the vesting of such shares. The restricted stock continues to vest in accordance with the terms of the original stock option. The related notes bear interest at 6.5% and mature three years from the loan date. At June 30, 1999, 4,067,341 outstanding shares of such stock were subject to repurchase.

                     Alteon WebSystems, Inc. and Subsidiary

                    Years Ended June 30, 1997, 1998 and 1999


 Stock Options

  Under the 1999 Equity Incentive Plan (the "Plan" and formerly the 1996 Stock Option Plan), incentive stock options may be granted to employees and nonstatutory stock options may be granted to employees, non-employees and directors. The number of common shares reserved under the Plan was increased to 18,810,000 in June 1999. The share reserve will increase each year, from June 30, 2000 to June 30, 2009, by 5% of the outstanding shares of common stock. The number of shares available as incentive stock options may not exceed 18,810,000. Incentive stock options are granted at fair market value (as determined by the Board of Directors) at the date of grant; nonstatutory options may be granted at 85% of fair market value. Options are exercisable at any time with any unvested shares subject to repurchase at the original exercise price. Options generally vest over four years and expire ten years from the date of grant. Upon a change in ownership of the Company (as defined in the Plan), 25% of the unvested shares become vested.

  Option activity under the Plan is as follows:

                                                                      Weighted
                                                                      Average
                                                            Number    Exercise
                                                          of Shares    Price
                                                          ----------  --------
   Outstanding, July 1, 1996.............................    570,000   $0.05
     Granted (weighted average fair value of $0.02 per
      share).............................................  6,579,327    0.09
     Exercised........................................... (5,375,764)   0.05
     Canceled............................................   (217,875)   0.05
                                                          ----------
   Outstanding, June 30, 1997 (43,593 options
    exercisable).........................................  1,555,688    0.21
     Granted (weighted average fair value of $0.13 per
      share).............................................  3,237,375    0.49
     Exercised........................................... (1,985,592)   0.38
     Canceled............................................   (440,096)   0.17
                                                          ----------
   Outstanding, June 30, 1998 (307,705 options
    exercisable).........................................  2,367,375    0.45
     Granted (weighted average fair value of $0.51 per
      share).............................................  3,909,300    2.93
     Exercised........................................... (1,457,604)   1.23
     Canceled............................................   (480,407)   0.54
                                                          ----------
   Outstanding, June 30, 1999 (608,913 options
      exercisable).......................................  4,338,664   $2.42
                                                          ==========

  Additional information regarding options outstanding as of June 30, 1999 is as follows:

                                      Options Outstanding    Options Exercisable
                                   ------------------------- --------------------
                                       Weighted
                                       Average      Weighted             Weighted
                                      Remaining     Average              Average
        Range of         Number    Contractual Life Exercise   Number    Exercise
     Exercise Prices   Outstanding     (Years)       Price   Exercisable  Price
     ---------------   ----------- ---------------- -------- ----------- --------
       $ 0.05-0.33        784,050        8.10        $0.32     237,568    $0.31
         0.67-1.00        745,163        8.82         0.72     182,440     0.67
         1.63-2.00      1,430,651        9.55         1.89      64,793     1.94
         2.83-5.10        535,800        9.92         4.15         362     3.80
          5.67            843,000       10.00         5.67     123,750     5.67
     -----------        ---------       -----        -----     -------    -----
       $0.05-$5.67      4,338,664        9.30        $2.42     608,913    $1.89
                        =========                              =======

                     Alteon WebSystems, Inc. and Subsidiary

                    Years Ended June 30, 1997, 1998 and 1999


  At June 30, 1999, 6,025,782 shares were available for future grant under the Plan.

 Stock and Stock Options Granted to Non-employees

  The Company has granted equity instruments to non-employees for consulting and other services. During fiscal 1998 and 1999 the Company issued 185,064 and 60,889 shares of common stock to non-employees in exchange for services. The fair value (as determined by the Board of Directors) of the common stock issuances totaled $83,000 and $171,000 in 1998 and 1999, respectively, and was expensed at the time of issuance.

  The Company has also granted stock options to non-employees with vesting periods ranging from six months to three years. Stock options issued to non-employees are accounted for in accordance with the provisions of SFAS No. 123 "Accounting for Stock-Based Compensation" and Emerging Issues Task Force Issues
(EITF) No. 96-18, "Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services." In connection with the vesting of these options, the Company expensed $17,000 and $22,000 in fiscal 1998 and 1999, respectively.

 1999 Employee Stock Purchase Plan

  In June 1999, the Board approved the 1999 Employee Stock Purchase Plan (the "ESPP"), which allows eligible employees of the Company to purchase common stock through payroll deductions. A total of 1,500,000 shares of the Company's common stock has been reserved for issuance under the ESPP. The share reserve will increase every year, starting in 2000, by the greater of 1% of outstanding shares or the number of shares issued under the ESPP in the last twelve months, up to a maximum of 24,000,000 shares over a ten-year period. The purchase price will be the lower of 85% of the fair market value of the common stock on the day the employee began participating in the offering, or 85% of the fair market value of the shares on the date of purchase. The first offering will begin on the effective date of the initial public offering.

 Additional Stock Plan Information

  As discussed in Note 1, the Company continues to account for its employee stock-based awards using the intrinsic value method in accordance with APB No. 25, "Accounting for Stock Issued to Employees," and its related interpretations. Accordingly, compensation expense has been recognized in the financial statements for employee stock arrangements in which the fair value of common stock at the grant date was greater than the option exercise price. In connection with 250,500 options granted in fiscal 1999 at an exercise price of $2.00 per share, the Company recorded deferred compensation of $209,000 and amortized $13,000 as compensation expense.

  SFAS No. 123 requires the disclosure of pro forma net loss as though the Company had adopted the fair value method as of the beginning of fiscal 1996. Under SFAS 123, the fair value of stock-based awards to employees is calculated through the use of option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which differ significantly from the Company's stock option awards. These models also require subjective assumptions, including estimated stock price volatility and expected time to exercise, which greatly affect the calculated values. The Company's calculations were made using the minimum value method with the following weighted average assumptions: expected life, two years average risk-free interest rates, approximately 5.6% in 1998 and 4.8% in 1999; and no dividends during the expected term. The Company's calculations are based on a single option valuation approach, and forfeitures are recognized as they occur. If the computed fair values of the 1997, 1998 and 1999 awards had been amortized to expense over the vesting period of the awards, pro forma net loss for June 30, 1997, 1998 and 1999 would have been as follows:

                     Alteon WebSystems, Inc. and Subsidiary

                    Years Ended June 30, 1997, 1998 and 1999


                                                    1997      1998      1999
                                                   -------  --------  --------
Net loss: As reported............................. $(7,785) $(10,806) $(12,543)
    Pro forma..................................... $(7,825) $(10,933) $(12,817)
Loss per share: As reported--basic and diluted.... $ (5.15) $  (2.18) $  (1.65)
      Pro forma--basic and diluted................ $ (5.18) $  (2.21) $  (1.68)

9.Employee Benefit Plan

  In fiscal 1997, the Company adopted a 401(k) tax deferred savings and investment plan (the "Plan") to provide retirement for its employees. Employee contributions are limited to a maximum annual amount as set periodically by the Internal Revenue Service. The Company may make contributions at the Board's discretion. The Company made no contributions to the Plan for the years ended June 30, 1997, 1998 and 1999.

10.Income Taxes

  No federal income taxes were provided in 1997, 1998, and 1999 due to the Company's net operating losses. The provision for income taxes for these periods represents foreign income taxes and state minimum franchise taxes. Deferred tax assets have been fully reserved as the Company believes that, due to its history of operating losses and the expiration dates of the carryforwards, it is more likely than not that such benefits will not be realized.

  The provision for income taxes differs from the amount computed by applying the federal statutory income tax rate to the loss before income taxes as follows:

                               Years Ended June 30,
                               ------------------------
                                1997     1998     1999
                               ------   ------   ------
   Taxes computed at federal
    statutory rate...........   (35.0)%  (35.0)%  (35.0)%
   State income taxes, net of
    federal benefit..........    (6.7)    (8.4)    (8.2)
   Federal research and
    development credit.......    (1.7)    (4.1)    (3.9)
   Other.....................     --      (4.1)     6.7
   Change in valuation
    allowance................    43.4     51.6     41.0
                               ------   ------   ------
     Total provision.........     -- %     -- %     0.6%
                               ======   ======   ======

  Deferred tax assets at June 30 are comprised of the following (in thousands):

                                                              1998     1999
                                                             -------  -------
   Accruals and allowances.................................. $ 1,054  $ 2,171
   Net operating loss and tax credits carried forward.......   5,758    9,435
   Depreciation.............................................     141      443
   Capitalized expenses.....................................   2,116    2,128
                                                             -------  -------
   Total gross deferred tax asset before valuation
    allowance...............................................   9,069   14,177
   Valuation allowance......................................  (9,069) (14,177)
                                                             -------  -------
   Net deferred tax asset................................... $   --   $   --
                                                             =======  =======

  At June 30, 1999, the Company had federal and state net operating loss carryforwards of approximately $20,464,000 and $2,119,000 available to reduce future federal and state taxable income, respectively. The

                     Alteon WebSystems, Inc. and Subsidiary

                    Years Ended June 30, 1997, 1998 and 1999

federal and state carryforwards begin to expire in 2012 and 2005, respectively. The Company also has research and development credit carryforwards of approximately $1,600,000 and $807,000 available to offset future federal and state income taxes, respectively, as of June 30, 1999. These federal carryforwards begin to expire in 2012. The Company also has a state investment tax credit of approximately $226,000 as of June 30, 1999 which begins to expire in 2007. The extent to which the loss and credit carryforwards can be used to offset future taxable income or taxes may be limited, depending on the extent of ownership changes within any three-year period as provided by Section 382 of the Internal Revenue Code and applicable California state tax law.

11.Contingencies

  The Company is involved in litigation in the normal course of business. On March 2, 1998, Alteon Incorporated, a pharmaceutical company, filed a lawsuit against the Company alleging trademark infringement and related claims arising from the Company's use of the name and mark Alteon. An answer denying these claims was filed on May 1, 1998. The Company believes it has strong defenses and it intends to defend the litigation vigorously. Management does not believe the ultimate outcome of any such matters will have a material adverse effect on the Company's consolidated financial statements.

12.Business Segment and Geographic Information

  The Company operates in only one reportable segment.

  The Company had net sales to individual customers in excess of 10% of net sales for the years ended June 30 as follows:

   Customer                                                      1997 1998  1999
   --------                                                      ---- ----  ----
   A (Stockholder)..............................................  35%  10%   14%
   B............................................................  49   42   --
   C (Stockholder)..............................................   9   14     4
   D............................................................ --   --     10
   E............................................................ --   --     10

  The Company had accounts receivable from individual customers in excess of 10% of gross accounts receivable at June 30 as follows:

   Customer                                                      1997 1998  1999
   --------                                                      ---- ----  ----
   A (Stockholder)..............................................  55%   7%   16%
   B............................................................ --    12   --
   C (Stockholder)..............................................  15  --    --
   D............................................................ --    10   --

  Sales to customers by geographic area for the years ended June 30 are as follows (in thousands):

                                                            1997  1998    1999
                                                            ---- ------- -------
   United States........................................... $152 $ 9,652 $19,716
   United Kingdom..........................................    9     289   1,221
   France..................................................  --      137   1,236
   Japan...................................................   17   2,981   1,611
   Other...................................................  --      513   2,470
                                                            ---- ------- -------
     Total................................................. $178 $13,572 $26,254
                                                            ==== ======= =======

                     Alteon WebSystems, Inc. and Subsidiary

                    Years Ended June 30, 1997, 1998 and 1999


  Substantially all of the Company's long-lived assets are in the United
States.

13.Related Party Transactions

  Third-party manufacturing services have been provided by a related party in 1998 and 1999. The total value of inventory purchased from the stockholder is $1,971,000 and $8,694,000, respectively. The Company also has accounts payable of $947,000 and $799,000 as of June 30, 1998 and 1999, respectively, to this stockholder.

14.Net Loss Per Share

  The following is a reconciliation of the denominators used in computing basic and diluted net loss per share at June 30 (in thousands):

                                                            1997   1998   1999
                                                            ----- ------ ------
   Shares (denominator):
   Weighted average common shares outstanding.............  6,939 10,775 12,004
   Less weighted average common shares outstanding subject
    to repurchase.........................................  5,428  5,824  4,394
                                                            ----- ------ ------
   Shares used in computation, basic and diluted..........  1,511  4,951  7,610
                                                            ===== ====== ======

  For fiscal 1997, 1998 and 1999, the Company had securities outstanding that could potentially dilute basic earnings per share in the future, but were excluded in the computation of diluted net loss per share in the periods presented as their effect would have been antidilutive. Such outstanding securities consist of the following at June 30:

                                                   1997       1998       1999
                                                ---------- ---------- ----------
   Preferred stock............................. 13,531,201 15,373,134 20,677,972
   Stock options...............................  1,555,688  2,367,375  4,338,664
                                                ---------- ---------- ----------
     Total..................................... 15,086,889 17,740,509 25,016,636
                                                ========== ========== ==========

                     Alteon WebSystems, Inc. and Subsidiary

                     Condensed Consolidated Balance Sheets
                      (in thousands, except share amounts)
                                  (Unaudited)

                                                         June 30,  September 30,
                                                           1999        1999
                                                         --------  -------------
Assets
Current assets:
  Cash and equivalents.................................. $29,766     $107,103
  Accounts receivable--net..............................   3,853        4,934
  Inventory.............................................   2,632        4,550
  Prepaid expenses and other current assets.............     397          866
                                                         -------     --------
    Total current assets................................  36,648      117,453
  Property and equipment--net...........................   3,931        4,861
  Other long-term assets................................      42           41
                                                         -------     --------
    Total assets........................................ $40,621     $122,355
                                                         =======     ========
Liabilities and Stockholders' Equity
Current liabilities:
  Accounts payable...................................... $ 3,561     $  6,292
  Accrued compensation and related liabilities..........   2,052        2,962
  Other accrued expenses................................   3,783        6,229
  Current portion of note payable to bank...............   1,363        1,363
  Current portion of capital lease obligations..........     348          394
  Income taxes payable..................................      53           92
                                                         -------     --------
    Total current liabilities...........................  11,160       17,332
Note payable to bank....................................   1,798        1,560
Capital lease obligations...............................     121           10
Sublease deposits.......................................      93           93
                                                         -------     --------
    Total liabilities...................................  13,172       18,995
                                                         -------     --------
Stockholders' equity:
  Convertible preferred stock, $0.001 par value,
   15,000,000 shares authorized, shares outstanding:
   June 30, 1999 13,785,326; September 30, 1999 none....  58,294          --
  Common stock, $0.001 par value, 300,000,000 shares
   authorized; shares outstanding: June 30, 1999
   12,987,109; September 30, 1999 39,124,197............   3,224      153,220
  Notes receivable from stockholders....................  (2,465)      (6,133)
  Deferred compensation.................................    (196)        (183)
  Accumulated deficit................................... (31,408)     (43,544)
                                                         -------     --------
    Total stockholders' equity..........................  27,449      103,360
                                                         -------     --------
    Total liabilities and stockholders' equity.......... $40,621     $122,355
                                                         =======     ========

           See notes to condensed consolidated financial statements.

                     Alteon WebSystems, Inc. and Subsidiary

                Condensed Consolidated Statements of Operations
                    (in thousands, except per share amounts)
                                  (Unaudited)

                                                              Quarters Ended
                                                              September 30,
                                                             -----------------
                                                              1998      1999
                                                             -------  --------
Net sales................................................... $ 5,127  $ 12,750
Cost of sales...............................................   2,549     5,447
                                                             -------  --------
Gross profit................................................   2,578     7,303
Operating expenses:
  Sales and marketing.......................................   2,516     6,820
  Research and development..................................   2,165     3,989
  General and administrative................................     492     1,283
  Stock compensation to consultants.........................     --      7,638
                                                             -------  --------
    Total operating expenses................................   5,173    19,730
                                                             -------  --------
Loss from operations........................................  (2,595)  (12,427)
Interest income (expense), net..............................      65       331
                                                             -------  --------
Loss before income taxes....................................  (2,530)  (12,096)
Income tax expense..........................................     --         40
                                                             -------  --------
Net loss.................................................... $(2,530) $(12,136)
                                                             =======  ========
Basic and diluted loss per common share..................... $ (0.39) $  (1.20)
                                                             =======  ========
Basic and diluted common shares used in computation.........   6,540    10,095
                                                             =======  ========


           See notes to condensed consolidated financial statements.

                     Alteon WebSystems, Inc. and Subsidiary

                Condensed Consolidated Statements of Cash Flows
                                 (in thousands)
                                  (Unaudited)

                                                              Quarters Ended
                                                              September 30,
                                                             -----------------
                                                              1998      1999
                                                             -------  --------
Cash flows from operating activities:
 Net loss................................................... $(2,530) $(12,136)
 Adjustments to reconcile net loss to net cash used in
  operating activities:
  Depreciation and amortization.............................     323       581
  Deferred rent.............................................     143         4
  Charges from common stock for services....................       6       410
  Issuance of stock options to consultants..................       4     7,638
  Changes in assets and liabilities:
   Accounts receivable......................................    (617)   (1,081)
   Inventory................................................     957    (1,918)
   Prepaid expenses and other current assets................    (242)     (469)
   Accounts payable.........................................      60     2,731
   Accrued compensation and related liabilities.............    (439)    2,481
   Other accrued expenses...................................     403       910
                                                             -------  --------
    Net cash used in operating activities...................  (1,932)     (849)
                                                             -------  --------
Cash flows from investing activities:
 Purchases of property and equipment........................    (908)   (1,497)
 Other assets...............................................      36       --
                                                             -------  --------
    Net cash used in investing activities...................    (872)   (1,497)
                                                             -------  --------
Cash flows from financing activities:
 Net proceeds from sale of preferred stock..................   7,272       --
 Net proceeds from sale of common stock.....................     --     79,579
 Repayments of note payable.................................    (136)     (238)
 Proceeds from exercise of stock options, net of
  repurchases...............................................     --        341
 Repayment of notes receivable for common stock.............      37        66
 Repayment of capital lease obligations.....................     (55)      (65)
                                                             -------  --------
    Net cash provided by financing activities...............   7,118    79,683
                                                             -------  --------
Net increase in cash and equivalents........................   4,314    77,337
Cash and equivalents, beginning of period...................   9,047    29,766
                                                             -------  --------
Cash and equivalents, end of period......................... $13,361  $107,103
                                                             =======  ========
Supplemental schedule of noncash investing and financing
 activities:
 Exercise of stock options for notes receivable, net of
  repurchases............................................... $   --   $  3,734
Cash paid during the period for:
  Interest.................................................. $    81  $     87
  Income taxes.............................................. $   --   $      1


           See notes to condensed consolidated financial statements.

                     Alteon WebSystems, Inc. and Subsidiary

              Notes To Condensed Consolidated Financial Statements
                                  (Unaudited)

Note 1. Basis of presentation

  The unaudited condensed consolidated financial statements contained in this report have been prepared by Alteon WebSystems, Inc. ("Alteon" or the "Company"). In the opinion of management, these financial statements include all normal recurring adjustments and accruals necessary for a fair presentation of the Company's financial position as of September 30, 1999, and its results of operations and cash flows for the quarters ended September 30, 1998 and 1999. Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted in accordance with the rules and regulations of the Securities and Exchange Commission for interim financial statements. This unaudited quarterly information should be read in conjunction with the audited consolidated financial statements of Alteon and the notes thereto for the year ended June 30, 1999.

Note 2. Initial public offering of stock

  On September 29, 1999, the Company completed the sale of 4.6 million shares of common stock in an underwritten initial public offering at a price of $19.00 per share. Offering proceeds to the Company, net of the underwriting discount and aggregate expenses of approximately $7.8 million, were approximately
$79.6 million. Simultaneously with the closing of the initial public offering, all 13,790,494 shares of the Company's outstanding convertible preferred stock were converted into 20,685,741 shares of common stock at a conversion rate of 1.5-to-1.

Note 3. Inventory

  Inventories consist of:

                                                          June 30, September 30,
                                                            1999       1999
                                                          -------- -------------
                                                              (in thousands)
      Raw materials and subassemblies....................  $  973     $2,815
      Inventory at manufacturer in Thailand..............     769      1,023
      Work in process....................................     394        146
      Finished goods.....................................     496        566
                                                           ------     ------
        Total............................................  $2,632     $4,550
                                                           ======     ======

Note 4. Contingencies

  Alteon Incorporated, a pharmaceutical company, filed a lawsuit against the Company on March 2, 1998 in the United States District Court for the District of New Jersey, Civil Action No. 98-940 (DRD), alleging that the Company's use of the name and mark Alteon and Alteon Networks (the former name of the Company) constituted infringement and dilution of its rights in the Alteon name and mark. The Company filed an answer denying these claims alleged by Alteon Incorporated. Alteon Incorporated and the Company entered into a settlement agreement dated July 22, 1999 whereby, among other things, Alteon Incorporated agreed to dismiss this lawsuit.

                     Alteon WebSystems, Inc. and Subsidiary

                                  (Unaudited)

Note 5. Net loss per share

  Basic loss per common share is computed by dividing loss attributable to common stockholders by the weighted-average number of common shares outstanding for the period (excluding shares subject to repurchase). Diluted loss per common share is computed by dividing loss attributable to common stockholders by the weighted-average number of common shares and potentially dilutive common securities outstanding for the period. Potentially dilutive common shares are excluded from the computation in loss periods as their effect would be antidilutive.

  At the closing of the initial public offering, all outstanding shares of convertible preferred stock were converted into common stock at a rate of 1.5-to-1.

  The following is a reconciliation of the numerators and denominators used in computing basic and diluted net loss per share (in thousands, except per share amounts):

                                                            Quarter Ended
                                                            September 30,
                                                          -------------------
                                                            1998      1999
                                                          --------  ---------
      Net loss (numerator), basic and diluted............ $ (2,530) $ (12,136)
                                                          ========  =========
      Shares (denominator):
      Weighted average common shares outstanding.........   11,592     14,363
      Weighted average common shares outstanding subject
       to repurchase.....................................   (5,052)    (4,268)
                                                          --------  ---------
      Shares used in computation, basic and diluted......    6,540     10,095
                                                          ========  =========
      Net loss per share, basic and diluted.............. $  (0.39) $   (1.20)
                                                          ========  =========

  As of September 30, 1998 and 1999, the Company had securities outstanding that could potentially dilute basic earnings per share in the future, but were excluded from the computation of diluted net loss per share in the periods presented as their effect would have been antidilutive. Such outstanding securities consist of the following at September 30 (in thousands):

                                                                     1998  1999
                                                                    ------ -----
      Convertible preferred stock.................................. 16,936   --
      Shares of common stock subject to repurchase.................  5,052 4,088
      Stock options................................................  2,327 5,878
                                                                    ------ -----
        Total...................................................... 24,315 9,966
                                                                    ====== =====

Note 6. Comprehensive loss

  The Company had no items of other comprehensive income to report through September 30, 1999.

                     Alteon WebSystems, Inc. and Subsidiary

                                  (Unaudited)

Note 7. New accounting pronouncements

  In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement requires companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. SFAS No. 133 will be effective for the Company's fiscal year ending June 30, 2001. The Company believes that this statement will not have a significant impact on its financial results.

  The Company adopted Statement of Position (SOP) No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," in the first quarter of fiscal year 2000 and its adoption had no material impact on the Company's results from operations or financial position.

                   [Description of Inside Back Cover Graphic]

[Graphic depicts profile of screaming man. Caption states "Because people hate (really hate) web wait." Graphic also contains reproductions of our products including WebICs, Web Switches, Web OS and Server Adapters. The graphic contains our name and logo in the lower right hand corner with the phrase "Web Speed for e-Business." The graphic also has the following captions:

"WebICs

  Custom network processing semiconductors form the heart of Alteon Web switches and server adapters enabling high performance and scalability.

Web Switches

  Alteon Web switches deliver high availability and performance for Web infrastructure.

Web OS

  Our Web OS software provides Web traffic management services integrated within Alteon Web switches.

Server Adapters

  Our server adapters, with ultra high speed capabilities, increase Web server performance."

                                5,000,000 Shares



                          [Logo Of Alteon WebSystems]

                                  Common Stock


                                 ------------

                                   PROSPECTUS

                                      , 2000

                                 ------------


                                Lehman Brothers

                               Robertson Stephens

                           Thomas Weisel Partners LLC

                             Dain Rauscher Wessels

                                    Part II

                    Information Not Required in Prospectus

Item 13. Other Expenses of Issuance and Distribution

  The following table sets forth the costs and expenses, other than the underwriting discounts payable by us in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee, the NASD filing fee and the Nasdaq National Market listing fee.

   SEC registration fee............................................. $  138,138
   NASD filing fee..................................................     30,500
   Nasdaq National Market listing fee...............................     17,500
   Printing and engraving costs.....................................    250,000
   Legal fees and expenses..........................................    350,000
   Accounting fees and expenses.....................................    150,000
   Blue Sky fees and expenses.......................................     10,000
   Transfer Agent, Registrar and Custodian fees.....................     10,000
   Miscellaneous expenses...........................................     43,862
                                                                     ----------
     Total.......................................................... $1,000,000
                                                                     ==========

Item 14. Indemnification of Directors and Officers

  As permitted by Delaware law, our amended and restated certificate of incorporation provides that no director of ours will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:

  .  for any breach of duty of loyalty to us or to our stockholders;

  . for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

  .  under Section 174 of the Delaware General Corporation Law; or

  . for any transaction from which the director derived an improper personal benefit.

  Our amended and restated certificate of incorporation further provides that we must indemnify our directors and executive officers and may indemnify our other officers and employees and agents to the fullest extent permitted by Delaware law.

  In addition, our amended and restated bylaws provide that:

  . we are required to indemnify our directors and officers to the fullest extent permitted by Delaware law, subject to limited exceptions;

  . we may indemnify our other employees and agents to the extent that we indemnify our officers and directors, unless otherwise required by law, our certificate of incorporation, our bylaws or agreements;

  . we are required to advance expenses to our directors and executive officers as incurred in connection with legal proceedings against them for which they may be indemnified; and

  . the rights conferred in the bylaws are not exclusive.

  We have entered into indemnification agreements with each of our directors and executive officers. These agreements, among other things, require us to indemnify each director and officer for expenses such as attorneys' fees, judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of Alteon, arising out of the person's services as our director or officer, any subsidiary of ours or any other company or enterprise to which the person provides services at our request.

  The underwriting agreement provides for cross-indemnification among us and the underwriters for indemnification by the underwriters of our directors, officers, employees and controlling persons and for indemnification by the selling stockholders of the underwriters for some liabilities, including liabilities arising under the Securities Act.

Item 15. Recent Sales of Unregistered Securities

  All the share amounts and prices per share set forth below have been adjusted to reflect the 3 for 2 split of our common stock in June 1999.

  Since inception, we have sold and issued the following unregistered securities:

  (1) From March 1996 through November 4, 1999, we granted stock options to purchase an aggregate of 17,345,152 shares of common stock at exercise prices ranging from $0.05 to $19.00 per share to employees, consultants, directors and other service providers pursuant to our 1999 Equity Incentive Plan. As of December 31, 1999, we had issued 10,196,477 shares upon the exercise of these options.

  (2) From April 1996 through November 4, 1999, we issued an aggregate of 1,296,241 shares of common stock to consultants at prices ranging from $0.0067 to $19.00 per share.

  (3) In April 1996, we issued an aggregate of 4,404,255 shares of common stock to 4 purchasers at $0.0067 per share for an aggregate purchase price of $29,362.

  (4) In May 1996, we sold an aggregate of 7,792,203 shares of Series A preferred stock to 13 purchasers at $0.51 per share for an aggregate purchase price of $3,999,998.

  (5) In September 1996, we sold an aggregate of 462,750 shares of Series A preferred stock to 15 purchasers at $0.51 per share for an aggregate purchase price of $237,545.

  (6) In December 1996, we sold 75,000 shares of Series A preferred stock to 1 purchaser at $0.67 per share for an aggregate purchase price of $50,000.

  (7) In February 1997, we sold 12,000 shares of Series A preferred stock to 2 purchasers at $0.67 per share for an aggregate purchase price of $8,000.

  (8) In March 1997, we sold 3,750 shares of Series A preferred stock to 2 purchasers at $1.67 per share for an aggregate purchase price of $6,250.

  (9) In April 1997, we sold 22,500 shares of Series A preferred stock to 1 purchaser at $1.17 per share for an aggregate purchase price of $26,250.

  (10) In April 1997, we sold 21,000 shares of Series A preferred stock to 2 purchasers at $1.67 per share for an aggregate purchase price of $35,000.

  (11) In May 1997, we sold an aggregate of 5,216,998 shares of Series B preferred stock to 37 purchasers at $3.33 per share for an aggregate purchase price of $17,389,993.

  (12) In August 1997, we sold an aggregate of 45,000 shares of Series B preferred stock to 3 purchasers at $3.33 per share for an aggregate purchase price of $150,000.

  (13) In September 1997, we sold an aggregate of 30,000 shares of Series B preferred stock to 1 purchaser at $3.33 per share for an aggregate purchase price of $100,000.

  (14) In February 1998, we sold an aggregate of 51,000 shares of Series B preferred stock to 1 purchaser at $5.00 per share for an aggregate purchase price of $255,000.

  (15) In June 1998, we issued an aggregate of 1,640,933 shares of Series C preferred stock to 24 purchasers at $4.67 per share for an aggregate purchase price of $7,657,687.

  (16) In July 1998, we issued an aggregate of 1,562,595 shares of Series C preferred stock to 9 purchasers at $4.67 per share for an aggregate purchase price of $7,292,110.

  (17) In June 1999, we issued an aggregate of 3,742,243 shares of Series D preferred stock to 44 purchasers at $5.67 per share for an aggregate purchase price of $21,206,044.

  (18) In July 1999, we issued an aggregate of 7,752 shares of Series D preferred stock to 1 purchaser at $5.67 per share for an aggregate purchase price of $43,928.

  The sales and issuance of securities described in paragraphs (1) and (2) above were deemed to be exempt from registration under the Securities Act by virtue of Rule 701 of the Securities Act in that they were offered and sold either pursuant to a written compensatory benefit plan or pursuant to a written contract relating to compensation, as provided by Rule 701.

  The sales and issuances of securities described in paragraphs (3) through
(18) above were deemed to be exempt from registration under the Securities Act by virtue of Rule 4(2) or Rule 506 under Regulation D promulgated thereunder. With respect to the grant of stock options and restricted stock awards described in paragraph (1), an exemption from registration was unnecessary in that none of the transactions involved a "sale" of securities as such term is used in Section 2(3) of the Securities Act.

  Appropriate legends are affixed to the stock certificates issued in the aforementioned transactions. Similar legends were imposed in connection with any subsequent sales of any such securities. All recipients either received adequate information about us or had access, through employment or other relationships, to such information.

Item 16. Exhibits and Financial Statement Schedules

  1.1  Form of Underwriting Agreement.

  3.1+ Amended and Restated Certificate of Incorporation of Registrant.

  3.2+ Amended and Restated Bylaws of Registrant.

  4.1+ Specimen Common Stock Certificate.

  4.2+ Investor Rights Agreement dated June 30, 1999 between Registrant and holders of the Registrant's Series A Preferred Stock, Series B Preferred
       Stock, Series C Preferred Stock and Series D Preferred Stock.

  5.1  Opinion of Cooley Godward LLP.

 10.1+ Form of Indemnity Agreement.

 10.2+ 1999 Equity Incentive Plan and related documents.

 10.3+ 1999 Employee Stock Purchase Plan.

 10.4+ License and Stock Purchase Agreement dated April 19, 1996 between
       Registrant and Essential Communications Corporation.

 10.5+ Loan and Security Agreement dated March 20, 1998 between Registrant and
       Silicon Valley Bank, as modified on May 29, 1998, July 15, 1998,
       September 4, 1998 and December 8, 1998.

 10.6+ Master Equipment Lease Agreement dated September 9, 1996 between
       Registrant and Phoenix Leasing Incorporated and related schedules and attachments.

 10.7+ Lease Agreement dated December 24, 1997 between Registrant and South San
       Jose Interests, as amended on April 20, 1998.


 10.8+  Sublease dated April 7, 1999 between Registrant and Silicon Valley
        College.

 10.9+  Memorandum of Understanding between Registrant and International
        Manufacturing Services, Inc. (Celestica Thailand Ltd.).

 10.10+ Offer letter from Registrant to Mr. Joe T. Booker dated January 17,
        1997 and related side letter dated May 9, 1997.

 10.11+ Offer letter from Registrant to Mr. Barton M. Burstein dated December
        2, 1996.

 10.12+ Offer letter from Registrant to Ms. Selina Y. Lo dated January 17,
        1997.

 10.13+ Offer letter from Registrant to Mr. Dominic P. Orr dated October 11,
        1996.

 10.14+ Offer letter from Registrant to Mr. Shirish S. Sathaye dated May 5,
        1997.
 21.1+  List of Subsidiaries.

 23.1   Consent of Deloitte & Touche LLP, Independent Auditors.

 23.2   Consent of Cooley Godward LLP (included in Exhibit 5.1).

 24.1*  Power of Attorney.

 27.1+  Financial Data Schedule.

--------

*  Previously filed.
+ Filed as an exhibit to the Registrant's Registration Statement on Form S-1 (No. 333-82605) or amendments thereto and incorporated herein by reference.

  (b)Financial Statement Schedules

    Independent Auditors' Report on Schedule

    Schedule II--Valuation and Qualifying Accounts and Reserves

Item 17. Undertakings

  Insofar as indemnification by the registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this Registration Statement or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  The registrant hereby undertakes that:

  (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

  (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereinto duly authorized, in the City of San Jose, State of California, on the 6th day of January, 2000.

                                          ALTEON WEBSYSTEMS, INC.

                                                 /s/ James G. Burke
                                          By:__________________________________

                                                    James G. Burke

                                                Chief Financial Officer

  Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

              Signature                          Title                   Date

                  *                    Chief Executive Officer      January 6, 2000
______________________________________  President and Chairman
            Dominic P. Orr              (Principal Executive
                                        Officer)

        /s/ James G. Burke             Chief Financial Officer      January 6, 2000
______________________________________  (Principal Financial and
            James G. Burke              Accounting Officer)

                  *                    Chief Operating Officer,     January 6, 2000
______________________________________  Vice President of
            Joe T. Booker               Operations and Director

                  *                    Director                     January 6, 2000
______________________________________
              Tench Coxe

                  *                    Director                     January 6, 2000
______________________________________
          Andrew W. Verhalen

                  *                    Director                     January 6, 2000
______________________________________
             Adam Grosser

        /s/ James G. Burke
*By: _________________________________
          (Attorney-in-Fact)

                    INDEPENDENT AUDITORS' REPORT ON SCHEDULE

To the Board of Directors and Stockholders of Alteon WebSystems, Inc.

  We have audited the consolidated financial statements of Alteon WebSystems, Inc. as of June 30, 1998 and 1999 and for each of the three years in the period ended June 30, 1999, and have issued our report thereon dated July 16, 1999 (included elsewhere in this registration statement). Our audits also included the consolidated financial statement schedule listed in Item 16(b) of this registration statement. This consolidated financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits. In our opinion such consolidated financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects the information set forth therein.

/s/ DELOITTE & TOUCHE LLP

July 16, 1999
San Jose, California

                     Alteon WebSystems, Inc. and Subsidiary

                 Valuation and Qualifying Accounts and Reserves
                    Years Ended June 30, 1997, 1998 and 1999
                                 (in thousands)

                                     Additions  Reclassifications
                          Balance at Charged to    and Charges               Balance at
                          Beginning  Costs and      to Other                   End of
Description               of Period   Expenses      Accounts      Deductions   Period
-----------               ---------- ---------- ----------------- ---------- ----------
Year ended June 30,
 1997:
Allowance for doubtful
 accounts...............     $--       $  --          $--            $--        $--
Product return reserve..      --          70           --             --         70
Accrued product
 warranty...............      --          50           --             --         50

Year ended June 30,
 1998:
Allowance for doubtful
 accounts...............      --         150           --             --        150
Product return reserve..       70        245           --             --        315
Accrued product
 warranty...............       50        300           --             --        350
Year ended June 30,
 1999:
Allowance for doubtful
 accounts...............      150        284           --              20       414
Product return reserve..      315      1,376           --             736       955
Accrued product
 warranty...............      350        711           --             168       893

                                 Exhibit Index

   1.1   Form of Underwriting Agreement.
   3.1+  Amended and Restated Certificate of Incorporation of Registrant.
   3.2+  Amended and Restated Bylaws of Registrant.
   4.1+  Specimen Common Stock Certificate.
   4.2+ Investor Rights Agreement dated June 30, 1999 between Registrant and holders of the Registrant's Series A Preferred Stock, Series B
         Preferred Stock, Series C Preferred Stock and Series D Preferred
         Stock.
   5.1   Opinion of Cooley Godward LLP.
  10.1+  Form of Indemnity Agreement.
  10.2+  1999 Equity Incentive Plan and related documents.
  10.3+  1999 Employee Stock Purchase Plan.
  10.4+  License and Stock Purchase Agreement dated April 19, 1996 between
         Registrant and Essential Communications Corporation.
  10.5+ Loan and Security Agreement dated March 20, 1998 between Registrant and Silicon Valley Bank, as modified on May 29, 1998, July 15, 1998,
         September 4, 1998 and December 8, 1998.
  10.6+  Master Equipment Lease Agreement dated September 9, 1996 between
         Registrant and Phoenix Leasing Incorporated and related schedules and attachments.
  10.7+  Lease Agreement dated December 24, 1997 between Registrant and South
         San Jose Interests, as amended on April 20, 1998.
  10.8+  Sublease dated April 7, 1999 between Registrant and Silicon Valley
         College.
  10.9+  Memorandum of Understanding between Registrant and International
         Manufacturing Services, Inc. (Celestica Thailand Ltd.)
  10.10+ Offer letter from Registrant to Mr. Joe T. Booker dated January 17,
         1997 and related side letter dated May 9, 1997.
  10.11+ Offer letter from Registrant to Mr. Barton M. Burstein dated December
         2, 1996.
  10.12+ Offer letter from Registrant to Ms. Selina Y. Lo dated January 17,
         1997.
  10.13+ Offer letter from Registrant to Mr. Dominic P. Orr dated October 11,
         1996.
  10.14+ Offer letter from Registrant to Mr. Shirish S. Sathaye dated May 5,
         1997.
  21.1+  List of Subsidiaries.
  23.1   Consent of Deloitte & Touche LLP, Independent Auditors.
  23.2   Consent of Cooley Godward LLP (included in Exhibit 5.1).
  24.1*  Power of Attorney.
  27.1+  Financial Data Schedule.

--------

*  Previously filed.
+ Filed as an exhibit to the Registrant's Registration Statement on Form S-1 (No. 333-82605) or amendments thereto and incorporated herein by reference.